Filed by Digital World Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Digital World Acquisition Corp.

Commission File No.: 001-40779

Date: November 16, 2023

Explanatory Note: The following communications were made available on Chad Nedohi’s podcast on Rumble.com, at:

•	Episode 54: https://rumble.com/v2lgblm-dwacd-live-episode-54-dwac-ceo-eric-swider-10-k-q-and-a.html

•	Episode 59: https://rumble.com/v2wekck-dwacd-live-episode-59-dwac-merger-extension-proxy-2-with-ceo-eric-swider.html

•	Episode 61: https://rumble.com/v2z57dw-dwacd-live-episode-61-vote-to-save-dwac-with-eric-swider.html

•	Episode 63: https://rumble.com/v31xkf0-dwacd-live-episode-63-dwac-update-with-ceo-eric-swider.html

•	Episode 64: https://rumble.com/v33h541-dwacd-live-vote-party-w-eric-swider-and-alliance-advisors-ceo-joe-caruso.html

•	Episode 66: https://rumble.com/v379fhv-dwacd-live-ceo-eric-swider-explains-the-new-agreement-with-tmtg-dwac-meme-c.html

•	Episode 75: https://rumble.com/v3sk67p-dwacd-live-episode-75-eric-is-back-.html

Episode 54

Chad Nedohin (00:00:00):

Good evening, DWAC stock. How’s everybody doing tonight? Let’s see if we’ve got a full house yet. Oh, I see Dustin’s here. Hey, Dustin. And we’ve already got a lot of likes and a lot of views. Okay. So there’s lots of people, lots of people who are, want to be involved in a Q and A. And tonight, look who we have. Everybody say, hi, Eric

Eric Swider (00:00:24):

<laugh>. Good evening everyone. Hope, uh, hope you get a good crowd tonight.

Chad Nedohin (00:00:32):

Yeah. So tonight our goal, everyone, is to get educated on a 10 K. So, because we know how many people, this is not only their first investment, maybe, maybe it’s their first investment, or maybe it’s their first SPAC, uh, or maybe they’ve no idea what a 10-K is, and they think thought that we meant that there were gonna be 10,000 questions and answers tonight. But, um, <laugh>, sorry, bad joke. All right. But we’re gonna start with the word of God, and then we’re gonna move into that. So, uh, today I’m just gonna read something and I normally don’t read outta the passion translation, just because I know there’s some folks that have like theological issues with it. But it is, uh, once in a while, it has something really thought provoking in its translation. I don’t recommend it for theology most of the time, but, uh, there’s a couple of real gems in there.

(00:01:15):

So, uh, today, um, it is Proverbs 1917. And in this translation, just the way it’s worded, it says, every time you give to the poor, you make a loan to the Lord. So, uh, we talk, we’re gonna be talking about money and loans tonight, but, uh, I want everybody to, to think about this. I was in a discussion with another pastor yesterday, and, um, we had this, uh, talking about sowing into other ministries other than just our own. And we talked about the Giving Ministry. I, we, I’m involved with Compassion Canada. We like to give there, uh, there’s Compassion International, obviously, and, uh, sponsoring children and whatnot. And so, uh, we, we were talking about the fruits of that labor, and, uh, Eric, I don’t know if you’ve, uh, what, how, what kind of time you have for charity work or charity involvement, but, uh, but we find that in the ministry world, it, it helps. Do you any, any involvement in that world?

Eric Swider (00:02:13):

Oh, um, quite a bit. Uh, especially in, in Puerto Rico, there’s always a tremendous opportunity, um, for charity work. And so, you know, after Maria, I think we dedicated probably, uh, 90 to 120 days of our lives. My wife and I did, um, just flying invalids off the island that were in, uh, really dire straits and then flying supplies down and gathering money to lease aircraft. And, uh, yeah, just a, a lot of time helping people,

Chad Nedohin (00:02:46):

And it pays off like it really does. I, I, we not only in people coming to the Lord, but it, like, you feel so good when you, when you see the fruits of it, when you see people helped, it’s just fantastic. That’s really cool. I didn’t know you guys did with, uh, you know, post hurricane. That’s incredible. And you, you talked about, you just said, uh, not just the money, but the time involved. And actually, that’s the next verse. Oh, it disappeared. Well, it was Corinthians eight, uh, where it says, whatever you give, if you give it eagerly for the Lord, it is an offering. And what, sometimes everybody gets caught up in the money, but they forget about the time. I mean, you just said 120 days, Eric.

Eric Swider (00:03:22):

Yeah, yeah. We gave up quite a bit of time, um, especially after Maria. I mean, we had lost almost everything. We had no power, no cell phones. So, uh, in fairness, there wasn’t much else you could do, but help other people. And so that’s what we de dedicated our lives to.

Chad Nedohin (00:03:39):

That’s, that’s beautiful. Thank you. That’s, thank you for sharing that. That’s, that’s really cool. Um, amazingly cool. Uh, yeah. And you know what, sometimes guys, if we didn’t have the internet and phones, those few days when you’re like at the beach and you don’t wanna rack your phone and you lock it up, is it not like, Eric? Do you find that those days are kind of nice?

Eric Swider (00:03:58):

Oh, yeah. Absolutely. I try to make them intentional now.

Chad Nedohin (00:04:01):

Mm,

Eric Swider (00:04:03):

100%. Yep.

Chad Nedohin (00:04:05):

My wife and I were talking about at some point going on a cruise, and we were like, you know what’s awesome about the cruise? No phones and internet.

Eric Swider (00:04:12):

Yeah. Although you’d be surprised at how far those, uh, phones work out at sea now. Really?

Chad Nedohin (00:04:18):

I guess it’s been 10 years since I’ve been on a cruise. I wouldn’t know, but you, so they work out pretty far. Hey,

Eric Swider (00:04:23):

Well, my last one was when I was in the military. Some friends, friends of mine just cut back from a cruise. And on that cruise, they were, um, periodically texting, um, texting to me how much they regret I wasn’t out there. So yeah, they, they work pretty well.

Chad Nedohin (00:04:40):

That’s, uh, okay, so not, not, not the full break you get, but at least you get some break. Let’s have quick prayer and then we’ll jump in here. Father in heaven, Lord, we thank you tonight. Um, we’re gonna, we’re thank you, Lord, that you are the God of healing and that you did miraculously provide healing for, for Rat Dog’s niece. Lord, you are awesome. We thank you that cancer is no, no struggle for you, and that she will be healed in whole, and that you are an awesome God. Tonight. We pray for Eric and his team, Lord, that you anoint them and that you give them your blessing as they keep working, and that you give them your joy and your protection, everything that you pour out from heaven, Lord, that they would be on Eric, in the name of Jesus. We ask for this Father.

(00:05:21):

And Father tonight, we continue to ask for you to bless the TMTG team as they’re working hard to bring truth to the world. Thank you so much, Lord. And for the shareholders tonight, we pray that they’re, they’re open and they’re strong, and they’re listening and learning, and that we all leave tonight better because we’ve had time with you, Lord, in prayer together, and that we’ve had time to learn together and, and time to just spend enjoying each other in fellowship. Lord, thank you Lord Jesus. Amen. Okay, so let’s see who we got in the comments. We’ve got Dustin, we’ve got DK Adams, Mark Willis, Jamie May Blue, uh, there was somebody I haven’t seen before, I think. No, we have, uh, Dr. Gosh. Yeah. Uh, Jose. Okay, Jose, I’m glad you’re here because, uh, we got a, I’m going to showcase your, your handiwork and, uh, be Gustafson and, uh, back to Mark. Okay. So tonight, just before we get kicked in, Eric, I’m gonna throw this up. I don’t know if you heard, but Rat Dog’s niece is, cancer has gone into remission. The prayer time, prayer time, prayer time, and the work of the doctors and everybody that’s close to the Lord, and that little girl is doing better. So

Eric Swider (00:06:28):

That’s fantastic. You know, speaking of, of cancer and charity, a couple years ago, I sponsored a, um, a charity to golf tournament. And the, uh, a at some point in the future, at one of the, um, at one of the award ceremonies, the, there was a family that presented me with a, with a, um, a, a thank you trophy that as it turns out, that family, uh, was recipient of the money, and the daughter, uh, was able to use that money for cancer treatments and her cancer went into remission, um, because of that golf tournament. And so that was always a, uh, a great memory. In fact, it, it sits right over there, um, a couple feet away from my desk. So that’s, there’s great, great news, Rat Dog. Congratulations.

Chad Nedohin (00:07:18):

Wow. And, and so not just this, not just Rat Dog’s niece, but you’ve been part of other healing. So that, that’s amazing that, that you were able to be part of that. Uh, this gets back to the giving everyone who’s watching, uh, you don’t know what, what your gifts are going to do in people’s lives. I, I just saw a couple things happen that I didn’t expect. And so I’ve been on this because I’m, I’m just blown away with what I’m seeing when people give. So this is really awesome. And then, uh, one last thing I’m gonna pull up before he has in just case he has to jump off is, uh, speaking of giving, thank you so much, uh, Jose, this is amazing. Uh, like, just incredible gift. I absolutely love these, uh, got my, my pen right here. These are the, uh, if you can see that on the screen, Eric, somebody, somebody’s been using their, uh, their talents and their equipment to make, uh, “DWAC the SEC” Pens and Cups and send them to all of us personalized mine with my Reddit handle on it. Apostle two four

Eric Swider (00:08:17):

Oh, fantastic. I love them.

Chad Nedohin (00:08:20):

And this is, and this is honestly for everybody watching, this is what the DWAC community is like. I mean, it’s, it’s an amazing group of people who are working together. It’s nothing like it before. There’s never been a stock that’s brought people together like this, both to fight for our freedom of speech and free market, but just in fellowship, it’s beautiful. And of course, the pen says in the end, God wins. So that’s our, that’s our, our encouraging intro for the night Giving and healing and fellowship. But now we’re gonna get into the fun stuff, and you can see all these words on the screen. Um, this is a lot of work. Eric, is it this, I’ve got the, uh, 10 K on the screen.

Eric Swider (00:09:00):

Yeah. Um, the 10 K is a tremendous amount of work, um, especially this one. So the 10 K is different from a 10 Q in that it, um, summarize your, summarizes your entire annual operations and financial, um, outcome. And the, uh, and it goes through extra scrutiny beyond just the 10 Q. And with the new management that came in, we just wanted to make sure we had gone through everything as best we could to make sure that we were up to speed on everything and everything was reported correctly. You know, there was, I think the last time we spoke, I kind of chuckled when somebody had asked the question about like, you know, you’re going to jail for filing a 10 K late. Um, no, you, you don’t go to jail as everybody now sees, um, you know, you, you don’t get delisted.

(00:09:51):

Um, and this case, there’s no fine. It’s just, you know, you, you should be reporting on time. And as long as the Nasdaq, uh, determines that it’s not a material reason, um, or, or maybe gross negligence or something, you know, typically they, they give you an extended grace period to get it done, and you just have to show that you’re not going to, um, continue to be late. And, and that candidly was published in our 8-K in the letter, right? I think they say you have 180 days to, to become compliant again. And so, um, yeah, so it, it’s a big deal from the perspective that you should always disclose to shareholders on time. But it’s not a, uh, you know, it’s, it’s not like a, a terminal event for the SPAC by, by any stretch. It’s, it’s a tremendous amount of work that goes into it.

(00:10:44):

Um, this, this year and this particular 10-K, we had a new requirement that we had to do a, uh, nexus statement, which is basically a, um, a tax statement. The Biden administration is using a lot of, um, agencies and the administration to essentially, um, I mean, in my terms, honestly, to act as IRS agents. And so that took a, a long time. And then the other thing is, if you, if you look at a 10 K and you look at the financials, and let’s say you have an accounting item that you put into Q-3, and you say, you know, this is a, a $400,000 item, and then, and you, and you put that in your 10 Q and then later you come back and you say, oh, that should have been 600,000. Well, if that happens in my private company, you know, I call my accountant, I say, Hey, listen, there was this issue, the number was off, we need to, uh, change this category, you know, re-report it, whatever it might be. And it’s, you know, the account says, okay, no problem. Let’s, uh, let’s fix this. Right? Um, with a 10 K, um, I’m gonna do something I normally don’t do and inter up inter interrupt my own self. And I wanna think Holder69 for, uh, adding something very constructive to the conversation. <laugh>,

(00:12:12):

Little goofy

Chad Nedohin (00:12:13):

<laugh>. Yep.

Eric Swider (00:12:15):

So goofy. He’s our resident control. He’s on a holder, um, in, in a public filing of a 10 K. When you have to make a change like that, it just, it, it creates so much work and it, um, requires you to do a lot more reporting. And so, you know, any little issue, you’ve gotta go back and restate it, just, it’s, it becomes a much bigger issue with the publicly filed company. And so, so yeah, it’s a lot of work. That’s probably a lot more for, uh, for us to, um, have said to your simple question. But yeah, it’s a lot of work.

Chad Nedohin (00:12:51):

No, this is fantastic. Again, tonight’s, tonight’s show is around, is education, because again, I’m speaking for, this was my first SPAC, not my first thing to buy. It was stock to buy. But my first SPAC and I understanding this stuff is incredibly important. And be honest, I didn’t get deep enough into these kinds of things until it affected me and I had no choice. And I would guess that probably a large percentage of the shareholders are there. And so this is a really great opportunity to take a bunch of shareholders who got thrown, got learned how to drive by driving the space shuttle <laugh>, and, and then taking it from there to actually understanding the full investing world. So, thank you. So, uh, let’s talk about the 10 K. I’m gonna start with trying to get some of the, the questions that a few folks asked online ahead of time answered. Uh, we’re going to, and all while we, while we sit here watching Holder69, lose his mind, um,

Eric Swider (00:13:51):

<laugh>. Oh, no, that’s great.

Chad Nedohin (00:13:52):

So, uh, yeah, where’s my, where’s my truth profile? ‘cause I had it in here. Uh, here’s, here’s the post. And so the first question came up was from, from, uh, a Good Brother Huster, and he worded it a little differently, so I’m gonna change it around, but get the same point across. So, um, how does the 10 K does, does the 10 K having filed it and put it out of the way, does it get us one step closer to helping with, get, get to the, the merger? You know, the completion, the consummation? Is it whether, whether directly or is it just an indirect, like how do you see that, that helping us get there?

Eric Swider (00:14:30):

No, so look, if, if you don’t have your financial statements complete and accurate, you’re probably not gonna get an S-4 approved. But it’s not like, you know, the SEC was waiting on this in order to move forward and, and what they’re, what they’re doing. Um, if the 10 K is not, or if it has a material weakness, the SEC can always come back and say, we’re not gonna approve an S-4 for a company that doesn’t have their, their financials up to date. But it, this is not like something that was, you know, that it was not holding up a process. So it’s, um, the, the, go ahead.

Chad Nedohin (00:15:11):

No, I was just gonna say it’s a requirement, but it’s not an active, but it’s not an active piece of the puzzle.

Eric Swider (00:15:17):

That’s correct. Yeah, yeah, yeah. Anytime that the SEC is gonna approve something major, whether it’s a merger or whether it’s a disposition, um, anything major that’s gonna impact the shareholders, they want the, your financials done. Your financials are how you make disclosures to the public. And the more you disclose it, the better. It is really important that the shareholders have all of the information in order to make a decision on what to do with their investment

Chad Nedohin (00:15:47):

And this. And then on top of all of these disclosures, you’re here helping us get educated on the document and how to use it and, and things like that. And, uh, how many other CEOs of publicly traded stocks are gonna help their shareholders understand that the paperwork. Thank you. Thank you. ‘cause this,

Eric Swider (00:16:02):

Yeah, and, and you know, candidly, there’s a lot of risk in, in people like myself coming on TV or onto an interview and talking about these things in specific, you know, candidly, our attorneys would probably advise me not to because it’s just so easy to say something. Um, you know, there, there’s a lot of Holder69 in the world. Hmm. There’s a lot of people out there that really exist to inflict pain upon others and to see other people suffer. And that’s really what they’re looking for. And so, um, it’s too easy to give them fodder. And so it’s, you know, you have to be really careful with everything that you say. So, um, you know, so it, there, there’s risk in it. I have to be careful what I say, but I’m always open to having an, an open discussion and help people understand, um, you know, what it is that they’re looking at.

Chad Nedohin (00:17:05):

Okay. Um, so with that, I’m going to take, throw in some, some more technical questions. Uh, there was a question about on page F-22, uh, where’s that table about the merger costs? So it showed, it showed the breakdown of various costs, federal income, taxes, and state tax, and the things that it showed merger costs at 20 at, sorry, at 31%. Uh, and there was a question from, uh, his name is Hippie Investment on Reddit. He’s been around since the very beginning. He’s an og. And, uh, his question was, uh, would the merger costs, uh, LinkedIn highlighted refer to the funds for our extension vote? Or would it only be work on S-4 related?

Eric Swider (00:17:50):

Yeah, so the, um, that actually, that section has to, to a lot to do with, um, the, the tax, um, the Nexus report that we put together and how the IRS looks at the taxation of a SPAC. So it really doesn’t have to do with particular expenses so much as it does with timing. And essentially, just from a very big picture, um, from a very big picture, anything pre definitive agreement is a, an IPO expense. Anything post definitive agreement is a expense that goes to a merger cost, and that, that’s how they break it down.

Chad Nedohin (00:18:35):

Okay. So that’s, so then that 31%, here it is, it’s on the screen now, that 31%, that’s everything that you’re doing, essentially minus, it looks like some, um, like you said, some, some taxes. Now with, for some, some people might not understand this, but you’re paying income tax 21%. What if a SPAC has no operation? Where is the income coming from?

Eric Swider (00:19:05):

Yeah. So it, I, and listen, I’m not a tax attorney or an accountant, so I, I’m not gonna go too far into it, but I believe that’s a deferred tax asset, in this case asset, because we actually are writing off that, um, we actually have a loss, right? Right. So we’re carrying that loss forward. Oh, okay.

Chad Nedohin (00:19:27):

Cool. Thank you.

Eric Swider (00:19:27):

Yeah, that’s, and yeah. And so another thing that you’ll learn when you read the 10 K is how far off every one of Holder’s comments are, like just 100% inaccurate. So, for example, um, the shareholders’ money right now is in, in trust of the public, that 340 million, whatever amounts in trust, 304 million, um, that’s the public shareholder money, right? And so the money that we use for operations is not coming out of shareholder money. It’s not coming outta the trust. The shareholders are not paying that money. And that money does not become tied to the shareholder until you go after deSPAC. Um, so when he says, you know, shareholder capital is being used on expenses, um, the, the common shareholder’s money is not being, is not going towards expenses. In fact, the money that’s going towards expenses, candidly comes from me and the other officers and directors and the, the sponsor. And we, we talked about that in the last couple episodes. Um, that’s where that money comes from, not, not from the, a shareholder investors.

Chad Nedohin (00:20:46):

And so when I look at this, this, um, cash, uh, the cashflow, and I look and I see, um, net loss for 2022, that 15 million, that’s all money coming from you and the sponsor. That’s not money that comes out of the, the money that’s in trust.

Eric Swider (00:21:05):

That that’s correct. A as a matter of fact, one of the things that I am constantly having to do is raise more capital to pay those bills off. And where does that money come from? That comes from my friends, my colleagues, partners, et cetera. And so we have to actually put that money in, and that money’s at risk. That money’s not sitting in a trust account that we can get back. That money is risk capital and, and it goes away.

Chad Nedohin (00:21:34):

Wait, so if you’re taking risks, it would be, it would be insanity for someone like Holder69 to claim that, that you’re just sitting there wasting people’s money. ‘cause you’d actually just be wasting your own money, right?

Eric Swider (00:21:50):

That’s the whole point. So despite what people like holders say, we do have actual expenses. We do have actual employees. Um, those employees work through my organization because, for example, a SPAC is a non-operating company. So you can’t have operations and, and then, you know, a bunch of employees, et cetera in it. And so all of this, the miscellaneous day-to-day, um, administrative work that gets done for the SPAC, that would typically be done inside the SPAC, it’s done through an administrative agreement. Well, in order to pay those items, you have to look just to, and put it in simple terms, I or an, an investor has to put money into the SPAC in order to pay the bill and take the money back out. And you have to do that because you can’t do off balance sheet accounting, right? ‘cause it’s

Chad Nedohin (00:22:43):

Gonna be on that side and the other.

Eric Swider (00:22:44):

Yeah. That’s all, um, all, all of that money is, um, coming from private, uh, private equity raises, private capital raises there secondary raises that happen through, through the B shares. And so that’s where that money comes from.

Chad Nedohin (00:23:01):

Right? And for those of you not paying a who, who haven’t heard of this before, there are class A and class features, and it actually lays it out nicely in the 10 K. Yeah.

Eric Swider (00:23:09):

And, and, and I do not to interrupt you, but I do wanna, I interrupt. I don’t like letting somebody Oh, no. Um, take command of a conversation. Um, but I also don’t like inaccurate information being spread. And so yes, of course, if the, if the merger compensation, I mean, if the merger gets done, that those expenses then do get passed on to the company as they should. Um, like, why would I pay $20 million so that the shareholders can do a merger and make a bunch of money and I get zero, right? Like, I’m not going to give $20 million so that shareholders can make a, a bunch of of money. And so, um, en enough, enough of appeasing holder, I just wanted to address some of his questions so that, um, you know, people that are reading his comments can understand that it is, that’s that’s white noise. Yeah. Um, but listen, I, if, if somebody asks those questions as a concern, they, they de deserve an answer. So if somebody has a legitimate question and doesn’t understand something, I have no problem, um, answering those. No, no problem answering those questions. All right. So, uh, what was the next question,

Chad Nedohin (00:24:22):

Chad? So the next question we have, uh, was related to, to the table on page 17. Uh, how did, how did hippie word it exactly? Uh, he says, does, there’s, so there’s a table on page 17, that it’s a basically who has to, whether we need shareholder vote to do something. So it was like, mm-Hmm. <affirmative> the type of transaction, purchase of an asset, no purchase of a stock, of a target, not involving a merger with the company, no. Um, a merger of target into a subsidiary of the company. No merger of the company with a target. Yes. So obviously the last line is referring to our ultimate goal, which is the merger with the target. We’re all gonna vote in like we did with the extension, but with a much less onerous, uh, conditions, 50% instead of 65, things like that. But the question was specifically, uh, what is this merger of a target into a subsidiary of the company? Um, and how would that work in a SPAC

Eric Swider (00:25:24):

Y Yes, that’s a great question. And so we don’t have a subsidiary, so I couldn’t give you any details on it, but just by reading, um, you know, what it says in there is, I would assume if we had a subsidiary and there was a target coming into a subsidiary, um, the shareholders would not be entitled to a vote because that subsidiary would have its own shareholders. Um, so that’s what I would, um, that’s what I would expect that to be.

Chad Nedohin (00:25:50):

Okay. Uh, hippie. So if you’re watching now, we’re later. Um, that’s the answer to that question. That makes a lot of sense. Thank you. Um, and so, uh, the next one I’m gonna bring up, it’s actually one of my own questions here. Uh, as I was going through, uh, and it was where, where’s my notes here? Um, the real, the real, I’m gonna, I’m gonna hit the elephant in the room, but I’m gonna be careful about it because I kind of know the answer. But, um, early on in the, in the S-4, it talks about, well, there’s two, actually, two questions. This is the PIPE agreement, and, uh, it talks about, about how that agreement worked and how it was originally 33.60 ish share, uh, with a 40% discount, all the way to the floor price of 10. Um, and that, you know, essentially this, this deal may need to be re renegotiated. Uh, obviously you can’t talk about things going on in the background and secret things, but is this something that the shareholders should read and thoroughly understand as part of the, the one first question is, uh, is this, is this a, this, this should be of material importance to the investors? Should they be reading this first portion? And, uh, and giving it a ton of focus?

Eric Swider (00:27:06):

I think that the shareholders should always pay attention to all information that’s given to them. I think that they should digest and understand everything that’s disclosed. And I think that the more that there’s disclosure out there is the better. Um, and so yes, I think everything is important. Now, the definition of important is different for different people. So, um, you know, and I, and I can’t comment on that, but I would just say, yes, you, you should, um, pay attention to everything that’s in the filing.

Chad Nedohin (00:27:39):

Now, the, the second question is, the original pipe agreement broke down to, uh, 29 million shares, right? 30 million shares of, of common stock that they would, you’d be converting from, um, should you, there we are, 29 million. Yeah. 29.7 million shares that would be converted once the pipe investors buy in, essentially. Um, mm-Hmm. <affirmative>. And that was at 33.60. And it talked about obviously discounted pricing down to a floor of 10. Does the agreement for, for those of us who aren’t sure, does the agreement stay 1 billion? Obviously we’ve had some leave, so it’s not quite a full billion, but would it, if they were all there, would it stay a billion and the number of shares that they’d purchase would increase, or does the total investment drop and they are capped at that 30 million shares?

Eric Swider (00:28:35):

So I don’t, very candidly, I mean, I don’t have the agreement in front of me. I know it’s half of a part of it’s disclosed right there on the screen. I would have to pull up the agreement. However, I’m gonna be very careful just to not comment too much on the PIPE. Okay. Because yeah, I just don’t want to cross into any areas where I am, uh, you know, giving the appearance that I’m even giving an indication one way or another on the PIPE. Um, it, it’s status beyond what’s in the public, uh, public records support, etcetera, etcetera. Right? And so, um, yeah, so I just want to be, be careful about getting into that topic too much.

Chad Nedohin (00:29:19):

Okay. Uh, sorry, I didn’t mean to, I didn’t mean to get you one. That’s all right. One, I was trying to figure out, like I said, because it, ‘cause it talks about the new floor, but it, it, it, there’s not enough detail for, for us to make a decision or for maybe just, I’m not reading it right. But, uh, we’ll move on. Uh, if anybody’s watching, uh, uh, go in, read it. See if I’m just on crack and I’m something here, uh, well, that’d be, you know, not Hunter Biden, but, uh, maybe I’m having caffeine. This is decaf, by the way. So I, I can’t have caffeine. I’m not supposed to have caffeine. I do once in a while, I pay for it, but, uh, but can you imagine if I had caffeine <laugh>, it’d be, it would not be good guys. Okay, so let’s keep moving.

(00:30:00):

Uh, let’s, let’s go back to hippies questions here. Uh, he’s got another one. Um, there is, let’s see here, uh, regard, he’s got a, um, he, he pulled up page nine, which is the business strategy where he’s talking about, where he’s highlighted, um, investigating potential business combinations and, um, business strategy. Uh, while we may pursue an initial business combination, and we intend to focus our search on middle market and emerging growth technologies. And he, he says, while this, uh, regardless if this is an option or not, would it change the, um, let’s let’s say a SPAC in general, let’s not talk about this SPAC, but let’s say you had a merger deadline in September and you ended up changing, not that we’re, we’re going this direction, but if a SPAC changed targets, does that change the merger deadline? Or do you still have a hard deadline that you have to extend with the, with the, the shareholders?

Eric Swider (00:31:04):

Yeah. No, you would still have a hard deadline.

Chad Nedohin (00:31:07):

Okay. That’s, that’s, and that’s, that was some, that’s a good question. So then the next question I get a lot, and I’ve been, you kind of answered it a couple weeks ago, uh, is that, is hard deadline can be extended and extended if everybody just keeps voting, right?

Eric Swider (00:31:24):

Or you can just pay for one,

Chad Nedohin (00:31:27):

Right? So, but what, I guess what I’m saying is come September 8th, that that deadline could be extended again if the proxy shareholders got together and and just

Eric Swider (00:31:36):

Voted. Yeah. And you really don’t even need a, a vote. You can extend it by putting another, uh, I think it’s wrong. It’s, it’s usually, I think it, and it’s in our documents, um, I think the number’s 3%, you just put another 3% cash into the trust account. Yeah, I was, and you can extend it.

Chad Nedohin (00:31:54):

Yeah, I think it’s 3%. I was, I was looking too. So for everyone, that’s the big answer. ‘cause I know I’ve had that question at least 30, 40 times on truth in the last couple weeks, is that we can, we can just, he can vote, or we can pay at or, and, or there’s probably, you know, combinations of both, correct me if I’m wrong, right, Eric?

Eric Swider (00:32:13):

That’s correct. Yeah.

Chad Nedohin (00:32:14):

Okay. So then that, that should keep everybody’s, everybody’s heads perfectly level because there’s, there’s that backstop and that should, that should keep everybody pretty happy. The last question from hippie investment, actually, let, let’s, um, let’s, let’s check and see if we’ve got any questions in the, um, that aren’t from Holder in the, um, page 24 DWAC investor says, uh, to address the liability question in a more responsible way, page 24 covers the scenario where the sponsor could be unable to satisfy its indemnification obligations. Could you explain that?

Eric Swider (00:32:54):

Um, so I don’t have it in front of me. And so just read it to me again. What, what does it say?

Chad Nedohin (00:33:01):

Okay, so he was talking about indemnification. I’m looking for it right here. Um, he says,

Eric Swider (00:33:07):

What? Yeah, so the SPAC has an obligation. I mean, look, I don’t know ‘cause I don’t have it in front of me. I’ll just say, generally speaking, just generally in general terms, SPACs have an obligation to indemnify their officers and directors as do almost all corporations out of Delaware. And so if they don’t have the capability, the financial wherewithal to meet that indemnification obligation, then the officers or directors could end up taking on a lot of extra liability. So, for example, where you might have a misguided individual who doesn’t own any shares, but really just wants to stir up the pot and call everybody fraud <laugh>, um, you know, that person might come out and say, oh, you know, look, these guys, uh, doing this to get $15,000 a month, right? We’ve, I’m, I’m Sherlock Holmes, and I’ve uncovered the secret. I got to the bottom of it.

(00:34:19):

Um, and what they don’t under, well, what they probably understand, they just don’t wanna verbalize, is that not only do the sponsors and the sponsor investors and the B share investors take on that financial risk, whether it’s $5 million in a SPAC or $20 million in a SPAC or 30 million, not only are you taking on that liability, but if something goes wrong and the shareholders come back and sue and say, oh, well this went wrong because you’re just a bad person and you wanted $15,000 a month, um, then that officer and director also has to come out of pocket to pay legal expenses and to defend themselves, right? And so it’s a tremendous amount of risk that you take on. There’s almost no amount of money you can pay somebody that’s worth stepping into this job. Um, I can assure you the number is nowhere close to $15,000 a month that doesn’t even scratch the surface of what it would, uh, be worth to come in and take, take on a job like this.

Chad Nedohin (00:35:27):

So

Eric Swider (00:35:27):

Then, so yeah, there’s a lot of risk involved.

Chad Nedohin (00:35:30):

So then really, the, the job you’re in only is taken by people who, who have the heart and drive to do it for the mission. It’s not, it’s about the mission. It’s not about the money. I mean, like, like you said before, it’s obviously not a charity. You’re, you’re putting in 20 million because you’re expecting to get paid if, if, if successful. But this is, this is not for the faint of heart. This is for someone who’s in it for, for the cause,

Eric Swider (00:35:57):

Right? And, and remember, that’s two different situations. So there’s the, the investors, the sponsored investors that put in the money, right? And they’re gonna make a return on that money. But then you also have the people that come in to run the organization. That would be the officers and directors, right? And the officers and directors, for example, remember I started as a board member, an independent board member. So I was not even an investor in the original, um, SPAC position and the original sponsorship. I mean, you can go into the 10 K and see what my compensation for being a board member was at 7,500 shares. Everybody can read that,

Chad Nedohin (00:36:35):

Okay?

Eric Swider (00:36:35):

Um, and so you, you know what that 7,500 shares is worth. And so, you know, would somebody give up two years of their life and endless scrutiny and litigation and then deal with people calling you a fraudster and, you know, trying to, you know, uh, um, call you out in a bunch of misleading ways? Because unfortunately, a lot of people have just lost touch with humanity. No, it’s, it’s absolutely just not worth it. Uh, absolutely not worth it. Um, and, and candidly, I think that the, uh, people that take on these risks should be compensated more. And I think if the deal gets done, they, they should be compensated. And so it’s not, um, and so I think that’s what that paragraph is referring to, I think because under Delaware law, Delaware corporations, and I’m paraphrasing tremendously, but they must indemnify officers and directors.

Chad Nedohin (00:37:40):

Okay, that’s a, sounds like a pretty thorough answer to that question. So, uh, to DWAC investor, uh, that covers all of your indemnification, uh, question and then some. Thank you, Eric. Uh, I actually just pulled up the table where you, where you said you had 7,500 shares here, and you can all see, you can actually go down the list and you can see everybody in the company. And, uh, there’s actually only two people that have any shares in this. Everyone else is getting, is doing this. Parent is, is they’re doing this job for, uh, for the cause. So I wanna take a second to talk about that a little bit because there’s, there’s all kinds of, and you’ve, you’ve addressed it, craziness floating around the internet where trolls can make up, um, whatever they want whenever they want, because they use a fake name and it’s hard to track ‘em down to sue ‘em for liable, and by the time you pay legal fees and everything like that.

(00:38:31):

But, um, that being said, I wanna, I actually wanna make a mention of, of, uh, the “DWAC the SEC” team. I’m not talking about me, but in specifically, but all of the people that like, like North Star who maintains the website for “DWAC the SEC”. And, uh, we have, we have people that spent forever, you know, building all the ads and somebody was getting shirts and the social media people who just push out the posts, it, this is all volunteer. Every person who’s working to get this deal done, that’s not on your team. Everybody that’s on just the shareholder, and we are activists. That is the exact, that is exact label that I’m going to live. We are share activists, shareholders, and there aren’t many times when you have to become an activist shareholder, you know, this is, we’re living in strange times where this is a requirement, but for anybody watching, uh, the, the task of being on the shareholder side, not on Eric’s position or in the target company’s position, and watching all this from the outside and saying, no, I’m not gonna stay silent. I’m gonna get involved. This requires a lot of work and effort. Now, maybe not the number because we have day jobs and kids, um, not the amount of direct 18 hour daytime that Eric’s putting in, but this is, this is how it works, guys. I mean, this is all about the cause. So anybody who’s asking the question of, does anybody get paid? Like, we’re everybody’s putting in the time and the energy because we believe in free speech, free market, and we believe in saving this merger. So I just thought I wanted,

Eric Swider (00:39:56):

Yeah, but I’ll tell you this, I’ve seen some of those comments and, and I’m going to make this comment. I’m gonna go back and a answer PMTs question, why did I take the position of CEO? Um, that’s a great question. Um, and by the way, if, if we wanted to compensate you or anyone for helping us to do public relations campaigns, we absolutely can do that. Um, as, as, as a matter of fact, I think to some extent we, we should be, for example, if I think that there’s a vote up upcoming, I wanna reach out to as many social media platforms as I can to start verbalizing to, to shareholders. Hey, don’t forget, if you’re a DWAC shareholder, you know, look out for proxy cards, look out for votes, look out for information, um, that’s what you should be doing. Um, and as a matter of fact, I would expect that we will end up doing a PR campaign.

(00:41:02):

Um, I also would expect that at some point we are going to go after, um, some of the shorts and shareholders. I think they’ve been getting an absolute free ride. There was an article that came out the other day. I told, I told the publication, I said, there’s multiple material factually incorrect statements in your piece that you’re gonna publish. I would, um, I I I would urge you and caution you not to publish it. They, um, they came back and asked me what was in inaccurate. I told ‘em it wasn’t my job to do what their editor and their professors in college were supposed to do, and they should learn how to research, but I encourage them not to publish it. They published it anyway. There’s material falsehoods in there. And, you know, people think that they can get a free pass, um, at carte blanche language.

(00:41:51):

That’s inaccurate. But, but that’s not true. Um, there’s, uh, there’s some very clear language in the defamation laws about what you’re allowed to say. Mm-Hmm. You know, for example, if you are repeatedly stating, um, information that’s either material incorrect or in a manner that is misleading with the sole intent to d damage the organization, then you can be held liable. And so there would be nothing wrong with this company going, going after those people. It, it should, they should, it protects the shareholders. And there’s nothing wrong with us paying somebody to go out and, and help get the word out for the company. Now, what we can’t do is pay somebody to go, um, uh, you know, promote the stock. We, we can’t do that, right? And so because of the type of show you do, we’d probably would wanna look really close at that. But the point is that we can compensate and it would be disclosed in the, in the filings. You would see it in the filings. So anybody that thinks you’re getting paid, all they have to do is go look in the filings. If you’re not in the filings, you’re not getting paid.

Chad Nedohin (00:43:00):

There we go. That’s a fantastic answer. That being said, uh, we, I didn’t, I didn’t think about those other two, uh, things. You know, you just presented lawsuits against the libel. Um, we, we’ve gotten to the point where there’s just so much of it, you, you kind of become numb to it. And so, uh, that’s very good to to know. And then the other one obviously is that yeah, you can pay for PR and it’s like, it’s like that in, in, in politics, right? Um, social media influencers are paid in some circumstances. Uh, there’s those kids that are getting, that are screaming on Twitter right now that we, we don’t get paid. We don’t get paid. And as it turns out, somebody dropped all of the records showing that they got paid for social media influencing from the Democrat party. So, you know, it, it does happen, and it, there’s, yeah, they got paid. It’s not, not illegal. And the Democrats can pay them to push their message. They just, once somebody finds out it, it does diminish your reach. Um, in some circumstances where people feel like you’re just, uh, believe the word that gets used is shill sometimes, but yeah, that’s, that’s the Reddit

Eric Swider (00:43:58):

World. Yeah. So we, we, we have, um, yeah, I can’t disclose anything that’s not public information yet, but I can tell you that, you know, any public company should be looking at the material misstatements and people that are making statements just to harm the stock, right? And you know, that, that those people should not be given a free pass because there’s nothing that, that protects them. Um, I wanna go back and answer the question, why did I take the, the job as CEO? You know, I, I sat the board for about 18 months and there was a, a lot of colleagues and people that I know that invested a lot of money into this, a lot of money. That’s where, um, you know, what, who, what paid for the extension, what paid for the IPO, what expense bills have been paid so far. That’s all come from private investors.

(00:44:52):

And I, I know most of them, and they’ve got a lot of money invested in this. Somebody paid for that extension that was Class B shareholders. It was not the Class A shareholders that paid for that. So if there’s another extension that’s needed, we will pay for that. Not not the Class A shareholders. And so when you have colleagues and people you know, that have invested a lot of money, and you think you can make a difference and you think a difference is needed, you do what you can do to try to, to, to do that. And in my career, I’m known for going into distress situations and turning them around. And I think that’s why the board asked me to step up. Um, now as after I’ve taken the, the position and I see the class A shareholders have also just really invested a lot of personal net worth, a lot of their life savings.

(00:45:46):

And so it really puts a lot on your shoulders. You want to make sure that you do whatever you can do to get this done. And I can tell you that while a lot of people in this group may be grateful, I do this knowing 100%, not 99.9, 100% that fail or succeed, I’m going to get, uh, sued by the shareholders. It’s going to happen. And the reason it’s gonna happen is because there are attorneys out there that do class action litigation. And even if I succeed and this merger gets done, I am personally going to get sued for being the CEO What class action. It’s a, it’s a hundred percent guaranteed. It’s not 99.9, it’s a hundred percent guaranteed. A class action law attorney is gonna be reaching out to all the shareholders and saying, oh, do you feel like you could have made more money? Do you think you could have made more money? Um, you know, jump onto the class action lawsuit and, and it’s gonna happen. And so, you know, but I, I do. And, and then if the company doesn’t have the ability to, um, stand behind my indemnification, I have to take that risk.

Chad Nedohin (00:47:02):

That’s the indemnification question that was being asked. Okay? Yeah. So what you’re saying is that, again, so for, for some reason, DWAC didn’t have the ability to, to fund the, the lawsuit or whatever, whatever position it ended up in, we don’t know what the future holds. So you end up having to fund your own defense at that point.

Eric Swider (00:47:24):

Correct.

Chad Nedohin (00:47:25):

But if, if at all possible, and you say it’s a hundred percent gonna happen, DWAC is gonna have to fund your defense after you succeed or fail,

Eric Swider (00:47:35):

Or whichever, correct? Yeah.

Chad Nedohin (00:47:37):

Wow. Um, I didn’t know that. I don’t think anybody in the comments knew that. Um, so, uh, thank you. I bottom, bottom of my heart, brother, um, with all sincerity, thank you. That’s a, that’s a huge, that’s literally like landing on a mind. That’s, that’s like jumping on a grenade for us. So thank you.

Eric Swider (00:47:59):

Yeah. Because that, now, if you can imagine the inverse, if something happens outside of my control that prevents the deal from getting done, um, then I’m really gonna take a big hit. And what was, what did I, what was my return, right? What was the upside? It was nothing. Zero upside.

Chad Nedohin (00:48:19):

Okay.

Eric Swider (00:48:19):

And so, yeah, so it’s a, it is a lot of, um, it’s a lot of risk and there’s a lot of, um, you know, a lot of exposure. Um, somebody’s asking about, um, D&O insurance. So I just tell you, you should look inside the 10 K for that. I don’t wanna say anything. Um, yeah, we, yes, we do have D&O insurance. D&O insurance has limitations. And so that’s the, uh, you know, that, that’s the bottom line there.

Chad Nedohin (00:48:55):

Uh, okay, so I’m gonna bring up one more question. Uh, that, that’s space junkie. She’s, uh, she’s one of the DWAC the SEC team, so she’s looking out for you. And if you see the, I’m sure you see the comments, the, uh, some, some of our other team members like Mark Willis who says he’s got your back. And, uh, yeah, we, it, we definitely, I we’re willing to fight for the stock. We’re willing to fight for the people willing to fight for us. So you’ll ha you’ll ha you will have, you will have people, and even if it’s just prayer, we’ll be there to support you, brother. Um,

Eric Swider (00:49:31):

That’s, well, I, I appreciate that. I, I, I really do. That mean means a lot.

Chad Nedohin (00:49:37):

Again, <laugh>, it, it’s, this is an unusual circumstance where shareholders have come together nearly as families. So, so we’re there for you. Um, here’s an interesting thing I wanna pull up in that. Um, where is it here? I saw, found this table. This was the table of shares that were redeemed during the, um, the extension proxy. And, uh, because there were lots of, um, there were lots of people, there were lots of brokers that were unfortunately weren’t even offering, weren’t even informing shareholders about the vote. Their very first act was to go out and push the proxy. Now we know that that’s part of a, a proxy. There’s always a redemption offering, uh, during a proxy. Uh, but this, this number, just so everybody understands, and you can maybe help us with this, this is the number of shares that were redeemed during that process. Is that correct?

Eric Swider (00:50:37):

That’s, um,

Chad Nedohin (00:50:40):

So during the extension it says, uh, about equities, sorry. So it’s about repurchases of our equities for three months ending December 31st.

Eric Swider (00:50:51):

Yeah.

Chad Nedohin (00:50:52):

So that’s what that is, right? That’s the number of people that for some reason in November decided that, Hey, there’s a, I, the broker offered me to redeem, and I didn’t understand there was a vote and an extension. So I’m redeeming for the average price paid of 10.41.

Eric Swider (00:51:08):

Well, I, I, I need to go check what the number 5668, but the 10.41, that’s just what’s in the trust account. Okay? There’s 10.41 cents per share in the trust account,

Chad Nedohin (00:51:21):

Right? I just, uh, I found

Eric Swider (00:51:23):

This-and what that means.

Chad Nedohin (00:51:25):

Sorry, I was just, I found it interesting because we, there was a lot of people that were worried that the mass advertising by the brokers to redeem as opposed to just, you know, participate in the proxy and hold on. Uh, would, would result in a lot of people, uh, selling back their shares, um, needless, not needlessly. ‘cause everybody makes their own risk decision, uh, disclaimer, because everybody’s complaining about it. Uh, again, this is an education and advocacy show. We are, we are here to advocate and be activist shareholders and educate. But, um, but in the end, we were, we were, we were concerned that there were people that were not hearing the message. They didn’t know the whole story. Who, oh, a broker says, here’s an offer to redeem. Um, I guess I’m redeeming my shares. It looks like a very small number really, in terms of 37 million or 30 million public shares. Uh, you know, only 5,600 shares, 5,658 to be exact chose to redeem during that period. So I think that’s quite encouraging, to be honest.

Eric Swider (00:52:28):

Yeah, I’m not even sure that that’s what that means. Oh,

Chad Nedohin (00:52:31):

Okay.

Eric Swider (00:52:32):

Um, because if the stock is trading at whether it’s 13 or 18, why would you redeem your shares for $10 and 41 cents?

Chad Nedohin (00:52:45):

Okay, so I just pulled up the section and, uh, it says purchase of equities, securities by the issuer and, and affiliated purchasers. So maybe you’re right. Maybe that’s not quite quite right. Uh, but

Eric Swider (00:52:56):

It does talk, yeah, I have to go back and, and, and look into exactly what that is, but I, I do not think that that means what it is that you’re, you’re talking about.

Chad Nedohin (00:53:06):

And that’s why we’re doing a Q and A, so we don’t wanna get it wrong. Uh, okay. So that’s something maybe we’ll, we’ll look at another time. And outside of that, I really don’t, I, I’m looking for more questions here. I don’t think we’ve had a te I think there was one more on Reddit here. Uh, question five, um, oh, he was just asking a general question. Has the SEC brought charges against any one person or entity involved?

Eric Swider (00:53:33):

I cannot answer that question.

Chad Nedohin (00:53:35):

Perfect. Okay. So

Eric Swider (00:53:37):

Everybody knows that there’s an ongoing investigation, right?

Chad Nedohin (00:53:41):

Uh, that being said, what was interesting is, is reading the 10 K and the 10 K specifically lays out the, um, sorry, um, not the 10 K re, uh, sec.gov specifically affirms, which you said last week and this week that nobody goes to jail. It actually says that they are, it is a civil litigation, not a criminal litigation. And that, um, that the potential, uh, remedies, none of which include jail. It specifically says the SEC cannot put people in jail. So that’s, uh, it’s interesting that the people that would attack would, would use blatantly false, uh, false statements. It’s, uh, yeah. Okay. Well that’s about,

Eric Swider (00:54:25):

Yeah, I mean, if you commit securities fraud, I mean, I don’t know how exactly how it works, but I’m sure the SEC can refer you to the DOJ or something. Um, but yeah, especially when you’re talking about like filings and deadlines and stuff, that’s, I mean, that’s literally an administrative issue, is what that is. It’s an, it’s an administrative issue.

Chad Nedohin (00:54:44):

Administrative issue. Okay.

Eric Swider (00:54:47):

Yeah.

Chad Nedohin (00:54:47):

So while we have you here, we’re gonna go through a few, few news things. Uh, we’re gonna maybe just take a break from the, from the seriousness of the 10 K, uh, as it appears that all of the questions that anybody had been answered, but, um, yeah,

Eric Swider (00:55:00):

Mt one, that’s what I’m saying. Yeah. Back then, the price was a 21.50. Like, why would they redeem it 10.40? They, they wouldn’t, I’m, I’m pretty sure that means something else. Well,

Chad Nedohin (00:55:08):

The, the redemption offer was, uh, 10, between 10.30 and 10.50. They were, what they were doing is they were literally offering to buyer shares back at $10. We all got the notice from our broker, uh, saying it’s a proxy, but you should probably consider, you know, get redeeming your shares for what’s in the, in the trust fund right now.

Eric Swider (00:55:28):

Really? They were trying to get people to sell their shares. I have for the trust,

Chad Nedohin (00:55:33):

Probably 50 or 60 email references from multiple shareholders, including my own, from my own, uh, broker. Now my broker, I got my notice to vote before I got the notice to redeem, but most shareholders got one, two, or even three requests to redeem at 10.30 before they even got their notice to vote.

Eric Swider (00:55:57):

What? Really? Yes,

Chad Nedohin (00:55:59):

The brokers were desperate to get people to redeem. Why? ‘cause there’s, there, there, we don’t know. There are speculations that there are, uh, a number of naked shorts out there, or failures to deliver that is still not reconciled and any, but

Eric Swider (00:56:13):

Because they’re, they’re buying your stock for 10, 10.30 when it’s at $40. That’s why.

Chad Nedohin (00:56:20):

Correct. And so that’s why I was interested in that number because if that was truly the number that redeemed, it would mean that the brokers failed in their mass mass campaign, PR campaign to <crosstalk>.

Eric Swider (00:56:32):

Can you send me some of those emails?

Chad Nedohin (00:56:34):

Yeah. And if Mo’s watching, uh, Mo I know you’ve got a whole stack of them too. Let’s, uh, let’s get them all to Eric. ‘cause they’re, they’re pretty interesting. I know you were collecting them all from one of the other groups, that being said. Yeah. So there’s <laugh>, so yeah. So that was, that was why that question. Um,

Eric Swider (00:56:53):

Well, yeah, I’d love to see those notices. Um, yeah. I, and somebody asked a couple times. I, I have no idea what the average price per share that the public shareholders purchased that. I just have no idea. I have no idea.

Chad Nedohin (00:57:06):

And that, that’s in there as well. I saw that, uh, this was diff like I said, I think the, the redemption offers, if I remember correctly, were at 10.30. They were literally offering people $10 and 30 cents a share back when in like November and October. And if I pull up the stock chart we were at on the one year, we were sitting around $15 a share during most of that time into November, where we spiked up to 28 and backed down. Um, and they were offering people a hundred percent discount or 50% off. Like, we’ll give you $10 and 30 cents. And they pushed that redemption. Now again, the redemption was, is always part of a proxy, but it, but it was emphasized a lot more. We’ll send that your way. It’s, it’s pretty

Eric Swider (00:57:49):

Disturbing. Why, why would anybody do that? Why? I mean, I mean, I know why the bro, I just didn’t know that was ethical of brokers. Wow. And we

Chad Nedohin (00:57:55):

Had a fascinating, we had a ton of shareholders reaching out to this team, Mo’s team, other teams on Reddit, uh, other people on truth saying who, who weren’t knowledgeable about this. And we talked about it on a ton on the show at that time. Uh, we answered like, has hundreds of questions, hundreds and hundreds and hundreds from shareholders going, what is this? Am I supposed to redeem these shares or am I supposed to vote? Or is it both? Like, what do I do? ‘cause they didn’t understand and we were worried that we didn’t get to enough people. And some people may have redeemed not knowing that they didn’t have to.

Eric Swider (00:58:31):

Yeah. So, um, hold on. igl, if you would put your eToro question up through our, um, investor relation link. There should be a link on the website. Um, if not, just remind Chad and have Chad shoot that question to me. We’ll make sure that the link is up on the website. That really should come through investor relations. I wanna find out about the eToro. Um, um, no, the, the, the float is not 30 times, uh, 30 times the float is not short. You can go on it’s public what the float is. I mean the, the short I think we’re like 20%, uh, is short.

Chad Nedohin (00:59:08):

Yeah. So I think the, the last number I saw from, uh, and if, uh, Travis is watching, Travis is our guy with an Tex account, um, I think it was like pushing back to eight or 9% total right now.

Eric Swider (00:59:23):

Really? Yeah.

Chad Nedohin (00:59:24):

It, it was up as high as 16 and then coming into the right after, sometimes shortly after the, uh, the proxy, the shorts started covering significantly whether using FTDs and they’re still short through the FTDs. Um, and what, and I believe what America always one is referring to is there’s been an abuse of the FTD system across the market in general. Just, we’re not gonna talk about this stock specifically, but where, and we, we did see this, in fact, I published them on truth. Uh, one of our analysts that works in our team risk manager, I talk about him all the time. He, uh, he did an analysis of all the FTDs on, um, on DWAC and there were days when the total ft failure to delivers were higher than the volume traded on the market for the day.

Eric Swider (01:00:19):

Now Yeah, that doesn’t surprise me.

Chad Nedohin (01:00:21):

And just, just, so

Eric Swider (01:00:22):

Yeah. Um, but that, that does surprise me that that many people have covered their shorts. That’s unfortunate.

Chad Nedohin (01:00:29):

It, it is. Um, we were hoping, you know, because obviously you want, but it isn’t at the same time because the average, the daily average volume, the DAV has fallen so far that we’re still in the five, uh, last time I checked we were, what, 6% of 30 and, or sorry, 8% of 30. So we were 2.4 million shorts. And our daily average volume is 0.453. So we’re still five days to cover right now on your based on a, on a daily average volume. And a, uh,

Eric Swider (01:00:57):

Yeah. Look at back when we were back at 10 though, it was much better.

Chad Nedohin (01:01:00):

I I did too. But um, you know, we’re where we’re at. So

Eric Swider (01:01:04):

Yeah,

Chad Nedohin (01:01:05):

This is actually a lot of stuff that you’re coming into, um, later. And it’s interesting we’re having this conversation just off the cuff ‘cause this wasn’t part of the plan. But yeah, there’s a lot of stuff. eToro was one that we, I got a ton of people like, wait, eToro is not even offering the ability to vote. Now, I was told afterwards from a friend in the industry, not from someone at DWAC, that later eToro caved and was at the very end deciding they would allow people to vote. But early on they just said, no, we, we don’t have to give you your right to vote.

Eric Swider (01:01:37):

Yes they do. Yeah. Um, Hey Chad, shoot me a message on eToro if you, if you wouldn’t mind. Yeah,

Chad Nedohin (01:01:43):

I’ll, I’ll, I’ll get you all of that.

Eric Swider (01:01:44):

Um, actually, you know what, let me just do something real quick.

Chad Nedohin (01:01:54):

And I think the same person who gave me the information about eToro also gave it to Alliance Advisors. So, um, ‘cause they had told me they had given it to them as well, but, um, it was interesting things to learn. We learned a lot of things the hard way last fall as a group. Um, but yeah. So let’s, uh, let’s throw some fun stuff on the screen. If, uh, just make sure there’s no more questions.

Eric Swider (01:02:15):

Yeah, I’m probably putting everybody to sleep.

Chad Nedohin (01:02:18):

This was, this was what this one was supposed to be. It was supposed to be an education and not everybody, it’s not the fun one where we’re doing the Trump dance, you know, like it’s not, it’s not that one. This is, this is, uh, this is education here. And I, for me, this is interesting and for many of our, our listeners it is Gary Gensler’s. Boyfriend is in the cha Oh, North Star.

(01:02:38):

Okay. All right. So, um, obviously you’ve seen, we talked about the Tucker thing, uh, being gone. We started a hashtag called Tucker to Truth and All Weekend it was trending as the top trend on, uh, on true social with many hundreds of trends. And, uh, this gentleman right here, uh, we call him Sign Farm Scott. I will keep the rest of his, his name, uh, discreet, but Sign Farm Scott runs a sign farm where he does this for a living sign farm. Scott joined us in DC He made the wonderful banner that we had out in the, out on at the capitol there in front of everybody for the photo. Uh, but he made this, and we’re seeing this kind of stuff all over. Truth of true social users, people that aren’t on Twitter or anywhere else, only true social users standing up and, and wanting, you know, and doing things for free speech. And I just thought I’d, uh, I’d ask your opinion. What do you, do you find it amazing that these true social users are just ready to step into the battle in every way, shape and form?

Eric Swider (01:03:41):

Yeah, I think that’s, um, fantastic. And I think it is, um, also interesting. Um, like I’m reading this, um, thing from North Star about the out of country shareholders couldn’t vote or were not informed. Uh, we actually did an out of country campaign, door to door. We went door knocking overseas to get votes. Uh, but I mean, we didn’t personally, we paid people to do it. Um, so it’s fascinating to see all those stories that the shareholders had to go through. And I do also think it’s, I actually don’t think it’s, I, I’m not surprised at all by what I’m seeing, like people at the sign shop just because I’m old. Like I’m 50 years old and I remember when everybody in our country loved our country and, you know, our country was great because we were good. And, um, and you know, the majority of our country were people like the sign, the sign guy. So it, it doesn’t surprise me. It, it makes me feel good to know that there’s still people out there like that. And it doesn’t matter what your political views are, you should have the ability to, to voice them and, and not be, uh, not be persecuted for ‘em. You know?

Chad Nedohin (01:05:00):

That’s, that’s a very good point. And, uh, I’m not quite, uh, quite there, but I do remember, I mean, I’m, I’m in Canada obviously, but there was a time when, when people were fighting and, and to be fair, a year and a half ago, you know, 10,000 truckers took their trucks and rolled into Ottawa up here to, to change the country. And so, um, these are the kind of people that I love to hang out with just because they’ve got a heart, heart to win the fight.

Eric Swider (01:05:27):

Yeah.

Chad Nedohin (01:05:28):

I, uh, my son a lot of the time he’s, he’s young, very young. He’ll be like, dad, are you gonna fight the bad guys again tonight? Yes, son. And that was back during the lockdowns and we were doing our, our political work to get that changed. But I’m tea, I’m raising my kids, uh, to learn to fight. Obviously I don’t want them picking fights in the school yard. I’m, I’m teaching them to fight the right way, you know, and we gotta do them do more of that. I’m assuming you Yeah. You know, you, you want the same for your children.

Eric Swider (01:05:55):

Absolutely. Let me answer a couple more questions. I, unfortunately, I have to run a little bit. I, I promised my wife I would be off well before nine, um, because she has our young one. So optimist Prime, I, that’s a, uh, interesting question. Can a merger be approved by the shareholders before the SEC approves the S-4? Um, regrettably, I, I don’t think there’s a way, and I’m laughing because I, I’ve been looking into it. Um, and so I, I don’t know, but that’s not what I, what I hear about. I I I hear that you cannot do it, but we’re looking into it actually.

Chad Nedohin (01:06:33):

Yeah. And he, he, that question comes up a lot on truth social, it’s, it’s talked and on Reddit it’s talked about a lot. I’m glad you answered that one.

Eric Swider (01:06:42):

Um, absolutely.

Chad Nedohin (01:06:43):

Well then, uh, if you promised your wife you’d be off by nine, then we should probably let you go and, and we’re gonna talk about the last few pieces of news, unless you wanna stick around for two minutes as we wrap up.

Eric Swider (01:06:53):

Uh, you know, I’ve got two, two more minutes. I can certainly hang out. So

Chad Nedohin (01:06:56):

Couple things, everybody, we’ve got Trump’s Truth, social Source to Best Month ever. That’s gotta be something we’re celebrating, right Eric?

Eric Swider (01:07:03):

Yeah, I, I didn’t understand. I saw that article, I didn’t understand it. ‘cause I feel like we got kind of beat up this month. What does that mean? It

Chad Nedohin (01:07:09):

Means that the total user engagement, number of people posting, commenting, likes Gotcha. Like total data and views of posts is off the charts.

Eric Swider (01:07:18):

Oh, gotcha. Okay. I thought you were talking about the stock price and I was like, oh, not so sure about that <laugh>.

Chad Nedohin (01:07:24):

Yeah, I mean that’s, that’s, that’s a given right now considering what we’re going through. But yeah. Um, so I thought you’d find that interesting. And then of course, um, the other one is that we found out about Will Will, he’s now we call, we, we, I don’t know if you know this, we call him Will, will here on the show. His name is Will Wilkerson and he’s now a $16 an hour barista at Starbucks. I know you can’t comment on that, but I have it on the screen ‘cause I had to throw <laugh>

Eric Swider (01:07:49):

Throw it up. I can’t comment. But I would say that when I first saw that guy, I thought, wow, that dude looks like he sells overpriced coffee in a coffee shop.

Chad Nedohin (01:08:00):

And Cash said the same thing. He said, uh, guy looks like he drinks Bud Light and serves overpriced

Eric Swider (01:08:06):

Coffee. That’s the Yeah, I was trying to remember the first time, first part of it. I was trying to steal that from cash. I thought that was hilarious.

Chad Nedohin (01:08:13):

Uh, yeah, cash. He’s got, got good words for all of this. So that was all the news we wanted to bring up this week, um, just at the end, just to get away from, from, uh, pure education. So there’s some entertainment value here. ‘cause it, it is entertaining. But Eric, thank you so much for being on the show, for answering these questions. Um, I’m sure everybody out there in the, uh, chat, you know, throw out there in the comment section, not just the live chat, but the comments if you want to throw permanent, uh, thank yous to Eric, that’ll stay up. Thank you for coming in, brother. We love it. And uh, we’ll reiterate one more time. We got your back and we are so thankful that you have ours. So thank you so much. Well,

Eric Swider (01:08:49):

I certainly do appreciate it. I really do. Um, I apologize. I know that education can be boring sometimes. I almost put myself to sleep and, uh, but I always appreciate coming on. Anytime I can, uh, answer questions or help out, uh, just let me know.

Chad Nedohin (01:09:04):

Perfect. Thank you so much brother.

Eric Swider (01:09:06):

And so, all right you guys have a great night.

Chad Nedohin (01:09:08):

Have a good night.

Eric Swider (01:09:10):

Alright.

Chad Nedohin (01:09:10):

And now for the rest of you, uh, God bless you all and um, for Holder69 and you really do deserve it. Even though we say bless you, you’ve been DWAC’D.

Episode 59

Chad Nedohin (00:00):

Good evening, DWAC stock. How’s everybody doing tonight? Let’s look at our chat, w before we get started here. Woo. Hey, Kathy, uh, pat pin songs, Huster. Haven’t seen Pi. Uh, who else is here? Jimmy Guas machine is here. Lowrider, uh, this would be okay. Uh, skis here. Wow. We, we already started with a good crowd, too. Lots of people watching. So, um, how you doing tonight, Eric?

Eric Swider (00:28):

Doing very well. A little tired. It was a long weekend, but doing very well. Thank you.

Chad Nedohin (00:32):

Right? You had a lot going on, uh, this weekend. Um, we’re gonna hack, actually maybe hit this before we do prayer in the word ‘cause. It’s, it’s, uh, we’ll include it in prayer. Uh, let’s just like to acknowledge, uh, something that Eric has been going through. Uh, he posted it. Folks, you, you lost a good friend, right?

Eric Swider (00:50):

We did. Regrettably, he was, uh, a very young, he was 46 years old. Uh, very close friend of mine. Uh, huge member of our community. Uh, really the heartbeat of our community and, uh, was a very unfortunate, tragic accident, uh, kind of a freak accident. And so really hit the community hard and, and, uh, you know, we’ve been spending a lot of time with the family, uh, a lot of time together as a community. And yesterday we spent, uh, really the most of the day in, in various, uh, memorial services. So it was a, it was a long weekend.

Chad Nedohin (01:24):

Yeah, that sounds like, like a, a long and, and very difficult weekend, especially emotionally too, right? It’s not like you’re just putting in hours, say, mow and lawn. This is, this is heavy stuff. So we’re gonna make sure that we include that in, in prayer, lift you up, lift the family up, that, uh, that the Lord is, is working extra and overtime there to, uh, well, I mean, the Bible talks about mourning and mourning with people. So we’re gonna do that with you. Um, in the meantime, I’m gonna read a few Bible verses and then we’re gonna get into some prayer. Actually, let’s have prayer first. Um, I’m gonna reverse the order just because we’re in this place. So Father in heaven, we come before you no matter what the circumstances. And we glorify your name. We glorify who you are as the God of the universe and our creator and Jesus for you, who, who gave your blood so that we could be saved.

(02:13):

We glorify you and we worship you, and we love you. Father, tonight we’re gonna lift up Eric and his community and the family that suffered loss to you. And we’re gonna ask you in the name of Jesus, to provide comfort in this time of mourning. And that you provide, um, that you provide hope, and that there is, there is healing, and that it all comes from you. And that you, you take care of all the circumstances associated with it. Lord, we thank you for that, Lord. While we are here at your throne, we are gonna continue to ask for your blessing on all of the activities we do to get this merger completed and save this investment for everyone. Lord, we’re gonna continue to ask your blessing on Eric and his team as they fight on Alex, on Kate, on Frank, on Edward, on Jeff, that they are all able to do the things they need to do to win.

(03:03):

Um, and that you lead them in every piece of it. Lord, thank you Jesus. Father, we’re gonna keep praying for President Trump in the fights that he’s in. He’s under such attack, Lord, that you would bless him with victory in every circumstance, and that he would be joyful through it and continue to be strong in the, in the values that he represents as a politician, and that you would give him wisdom, Lord, for TMTG, that they continue to be a place and an outlet Lord, for true truth, which is what you want us to speak, which is truth, even when it’s hard, Lord. So we say that. We thank you for that and we pray that you build them up, that you bless the developer team so that they can continue to build a good platform, Lord, and that you would bring people to it.

(03:44):

We’re gonna pray for that Lord, and ask in the name of Jesus that you, you bring people to it. And we’re thankful for the people that are there and here tonight. And we all said in the name of Jesus. Amen, father. Okay, so, uh, Bible verses really quick. I wanted to talk about empowerment. Uh, the chapter I’m, I’m learning in my book, uh, has a ver has is all about, uh, freedom and responsibility. And Jesus empowers and provides responsibility for you. So if you read a couple verses here, we’re gonna hit up, um, Ephesians three, verse 17. And Christ will make his home in your hearts. Um, I’m not speaking. And, uh, your roots will go down into him. Uh, that you have the power to understand as all God’s people should, how wide, how long and how high, and how deep his love is.

(04:34):

He loves us no matter what’s going on, right? Okay, now I’m gonna jump down to 20. ‘cause of his love. He’s empowering you with his love. Now, all glory to God who is able through his mighty power at work within us. He’s working in you, he’s working in me, he’s working in Eric, he’s working in all of us to accomplish infinitely more than we might ask or think. Which means all the things we asked for tonight, he can do more and he can do it through us. So don’t feel like you’re asking for too big a thing. You know, kids, you learn to pray for world peace. Here we are. We can pray for a merger and ex and God can do more than that. So expect, pray for the impossible and expect it to happen when it happens, it will become the possible and your level of faith will grow.

(05:15):

Uh, Corinthians has the same, uh, concept here in Second Corinthians three. Um, this new way gives us such confidence that we can be very bold. So approach the throne boldly, live righteously approach. Ask big for big things and know that he can do it through you infinitely. And he’s doing it through each of us in this fight. And we’re gonna talk about what we can do in this fight after we, we get to talk about the proxy. ‘cause he’s, we’re gonna need everybody here to be bold. And, uh, last, I just wanna read the beginning of Luke. Uh, so Jesus picks 72 disciples and he sends ‘em all out. And if you’ve been watching the chosen, there was the one scene there where I’ve disagreed with them theologically, but he sends ‘em all out and it was pretty impactful, um, in prayers. And he empowered them to cast out demons and heal the sick.

(06:00):

He empowers, Jesus empowers, and you are empowered. And to be bold, you are empowered to help push the proxy, which is what we’re gonna talk about now. So Eric, we’ve, um, we’ve talked about that and at the end of the show, we’re gonna have a little bit fun. We’re gonna talk about the sound of freedom, which is more empowerment to get out and do things. And this is being able to be pushed out through Truth and Rumble by, uh, Mr. Jim Kiesel. But we’re gonna jump right into the filing. So if you, first off, uh, Eric, let’s, uh, what do you think? Should we talk at least introduce the Edgar system in case there are people watching who don’t know what it is?

Eric Swider (06:36):

Yeah, so basically the Edgar system is the system that, uh, public companies use to publish, uh, notices into the SEC. It’s a public platform, so once it’s published on there, it becomes public information. Um, we also, uh, um, once we do an a final filing, any type of filing, we also typically will do a press release with that to make sure that everybody in, in the public has, has notice to be able to, um, to read what we filed with the SEC. And so what you’ve seen recently filed in Edgar in relation to a proxy vote is actually a pre notice. And that’s why when you read it, you’ll see a lot of blanks. You’ll see a lot of, um, things in brackets that need to be filled in. And so because it’s a pre notice, I’m gonna be, um, you know, as always very cautious and, and what I say, because that is a pre notice, it’s not an actual notice of a proxy. And the point to the pre notice is to notify the SEC that we intend to file this proxy for a vote for the shareholders, and then give the SEC time to, to come back and, and ask questions or comments. And so that’s where we are in the stage right now. And once we get through that process with the SEC, then we’ll make the, uh, a formal announcement if we move forward with it, um, and then do a press release with it as well.

Chad Nedohin (08:00):

Okay, cool. That’s actually, that’s, that’s really good. Thank you. Um, while we’re on that topic, I think what we’re gonna do is I was gonna do some separate q and a, but maybe as we hit each thing, we’re just gonna see if there’s any individual questions on that, and then we’ll move forward. So anybody have any questions about the fact that this is a preliminary document saying that we plan on doing a proxy, but we’re not there yet? Any questions? Nope. Think that was straightforward. Um, okay. So that, so then these little dots all over the screen that are bracketed, those are all things that would be announced when you file a 1A, not a pre 14A, right?

Eric Swider (08:39):

That is correct. Yeah. Right. And so between now and the actual filing, we’ll put all that information in there, fill everything out, and then that’s when it becomes an official announcement. And then we’ll file that with Edgar, then we’ll do a press release and it will become a, a formal announcement.

Chad Nedohin (08:54):

Okay. Now there’s something interesting I want to, so Edgar, so I think we, we see these reports come out. Is it literally an an, is there a, like a portal where you, or your, your legal team writes this and just click send? Does it have to go to an email and someone else enter it? Or is it literally just once you hit it, it just goes public?

Eric Swider (09:10):

So it’s, um, a kind of a combination. Once it’s what they call EDGARized and they send it to Edgar, it, it automatically goes public. Um, in order to get it into the system, there is a portal. And the way that, um, essentially it works when we do it through our legal counsel is legal counsel loads it into the portal, and then they let the, the team at Edgar know, Hey, you know, please edgarize this. Or actually we use a, an intermediary that will then ize it, and then it goes off to the SEC. And once it actually goes to the SEC, that’s when it becomes public. And so when we’re working on these filings, um, we have them in the system and you’ll see a lot of changes going back and forth. Once we have it final form, that’s when they hit the go button and then it goes live.

Chad Nedohin (09:58):

Okay. That’s, this is good because you know what, this, these are things that, that I don’t think many people, including myself, uh, fully understand and ‘cause we haven’t done it before, right? So this is good. Sure. Um, I, I see the first question, this is where we’re gonna go again right away, Pat, is do we need 65% again? And I see some people answering. I’ll let you take that one there,

Eric Swider (10:17):

Eric. Yeah. Yeah. So when we move forward with any type of proxy vote for an extension, um, it does require a 65% threshold. That’s what our documentation, um, calls for. Now, in previous votes, had there been a decision to adjust that in our documentation, we could have, um, it was not done. So we’re 65%. Now, I will tell you that we believe and hope that this vote is going to, um, smoother, I think is the proper word than the last one. I think that we’ve put in a lot more preparation. Um, we have a much better distribution channel. We have shareholders that are paying attention, and so we, we feel pretty confident in the process. We think it’ll be a relatively smooth process. And, um, you know, and we will be able to get the information out to the shareholders so they can, they can make the vote. And obviously once we put that out there, um, management will make a, um, formal statement on what we encourage shareholders to do. I would make that statement today, but I’m being very careful until we complete an actual formal proxy, then we will, uh, make our position, uh, position known on what we believe shareholders should do.

Chad Nedohin (11:33):

Perfect. Uh, so then from my perspective, obviously not, uh, not speaking on behalf of management, uh, I agree with you, uh, that I believe it should go smoother for many reasons. One, I actually believe the last, you know, six months or so, we’ve seen a concentration of some of the shares into some of the, the more active shareholders who’ve continued to add and average down. And so I believe that the shareholders who are paying attention and will vote day one, I think you’re gonna see a larger portion of that, just my opinion. Um, I also believe that, like you said, that people are paying attention. This show alone, we’re not even making a major announcement today, and we’re into the one 60 to one 70 watching live, which is an upper end for the show. And we’re, we’re seeing typically, um, two to five times, just 10 times times the number of views to this show that we had a year ago, right?

(12:26):

So I’m thinking that even just, you know, as you start making announcements here on DWAC Live, it’ll hit 10 times as many people as we could have a year ago. The social media truth, social has grown massively. There are groups. And so I, I think we’re gonna see we’ve got much more reach on a social media scale. And then of course, companies that pro the proxy companies and the, and the process got figured out, like we went through a lot to figure it out last year. I mean, you, you saw it happen. There were, you know, we ended up, the easiest thing was just phone, phone lines, right? Phone lines are open call. If you, if your broker isn’t, isn’t playing ball, just call and get it done if you, if you’re getting the runaround. So I really, uh, from my perspective, I see that going very well just because the process has been ironed out, the people are in place. And, um, and of course, like I said, the concentration of shares and people paying attention. Uh, let’s see, there’s A, BMO says, oh, this is B okay. Or Safer place to vote. Uh, IE number trouble. So bm om just like, uh, Eric said, uh, there, nothing’s official as to where to vote or what to do, but, um, but you’ll, you’ll get announcements and it will be direct and you’ll be able to do it. So let’s continue down. Uh, you have any questions you, what you see in there, Eric, that you want to answer?

Eric Swider (13:46):

Yeah, I see a, a couple things in here. Um, so there’s a question about using alliance. Um, you know, I, I don’t always mean to sound evasive, but that is something that will be in a filing who we use. And until we do a public filing, um, I, I just wanna be very careful and cautious. Uh, when we do the, the final filing, you’ll see who we’re gonna use in there. Um, we’re very confident in the team that we put together to get the vote done. Um, as far as the date of when you need to hold the shares, uh, what we refer to as the record date, the record date will also be disclosed in the filing. And we will do a lot of announcement and public talk about, about that process. Uh, we do have one selected, but we need to get it approved before we can announce that.

(14:37):

And so one of the things that we’re gonna do differently than the previous, um, the previous vote is do, we’re gonna be doing a lot of outreach and, and education. And so as soon as we do formal filing, the formal final filing, um, we’ll be talking, uh, very publicly about what the record date is, what that means, who has voting rights, how to make those votes occur. And we are doing things, putting things in place to make sure that we can, um, have a smoother process for the shareholders. When you’re interacting with, for example, TD Ameritrade and some of these other firms, um, Robinhood has made some structural changes. Uh, you know, they, they were growing very quickly. They have, um, I think at one point they acquired a, a proxy firm to be able to handle their votes and their shareholders. And, and so a lot of, uh, things behind the scenes have, have been smoothed out, um, related to this as well. So we do think that it’s gonna be very different. We think that shareholders will find a smoother process anytime that there is challenges with your brokers or broker dealers. Uh, we’re gonna set up open lines of communication so you can report those in and we can assist anybody. Um, so we’re gonna be very vocal and, and providing a lot of education and assistance to the shareholders.

Chad Nedohin (15:58):

That’s fantastic because I know we had, like, some of us, like Mo and myself, we were collecting screenshots from people that were sending us stuff saying, look, this is what my broker’s saying, or recordings of the phone calls saying, you know, we’re, we’re not, I think it was, uh, I can’t remember the brokerage. I think it was eToro, but I’m not gonna accuse anybody, um, that we were like, Nope, you we’re not giving share DWAC shareholders the right to vote. ‘cause technically we hold these in street name and you don’t have a right. And, uh, that’s good to hear. I also remember at the end of the last one, some of those issues were already starting to get sorted out. I believe the proxy solicitor at the time had had lawyers and thing people calling and dealing with these issues. So, um, I agree with you. I really think that those are gonna get sorted out. Uh, speak to why the extension is needed machine. Um,

Eric Swider (16:47):

Yeah, let me talk a a little bit about that. And I see there’s a question about, um, TMTG. So obviously I can’t comment anything related to, to TMTG as far as why we would do an extension. Um, you know, we obviously would not be going for an extension if we didn’t feel like we could find a positive outcome. Um, and so I’ve always said, and I will continue to say that my one job as CEO of this company is to get a proxy vote out to the shareholders. That’s my job. That’s what I’ve been tasked at doing, and I intend to execute on, on that responsibility. And so when you look at how a SPAC operates and you look at the timeframes and you look at the voting, uh, windows that you have and the operational windows, I think it’s exceptionally important and prudent to make sure that you give yourself the widest opportunity of window for success for the shareholders.

(17:44):

And so, whether we thought that we could get something done in 45 or in 180 days, you know, we’re going to make sure that we extend that window as wide as we can because things sometimes just don’t go the way you would like them as we’ve all found out. And so therefore, we think it is prudent to put a, an extension out there. And if we’re gonna do an extension, then we should do the maximum window we can, which in this case is 12 months. Um, so that’s the thought process behind the extension. And, um, and, and we think that it’s, you know, again, the right thing to do to make sure the shareholders, um, that we have the, the window of opportunity to get to the shareholders to vote that they deserve.

Chad Nedohin (18:29):

Yeah, I mean, why not, right? If you’re, if you’re going to take out all the options even if you don’t use ‘em,

Eric Swider (18:35):

Right? That’s right. And I gotta tell you, I, I really struggled with this decision because I am a, um, very, you know, I, I think I’ve conveyed this in a couple different manners or d different ways. I tend to be very focused heads down, just go get the job done and, and, and move on. And so I, I like to keep things task and time oriented and focused, and I hate to even open up windows where people think that we can move beyond those timeframes. But again, this is in the interest of the shareholders and we have to always put the shareholders first. And so if we make that decision when we do this filing that we’re gonna do this as a, uh, as an extension, a formal extension vote, then it will be because it’s in the best interest of the shareholders.

Chad Nedohin (19:21):

I love that answer. Um, yeah, there are lots of things that, that we do as in our businesses and as leaders in whatever we’re doing where we, we wanna do it this way ‘cause it’s how we think, right? It’s how we want to do it. But you just, you, you gotta take the other route because it’s what it’s best for the people who you are serving, right? And there yeah, it’s sort of like when, uh, well biblically when we’re asked to not exercise all of our freedoms for the conscious of other people around you, you wanna do it this way? ‘cause it’s how you can do it, but it doesn’t create the ultimate benefit for everyone else. I love it. Absolutely. It’s right.

Eric Swider (19:58):

Yeah. And I think it’s important to remember, especially in a, in a public company that the shareholders are the owners of the company. Hmm. And so I work at the request and pleasure of the board. And so if the board determines at any time that I should not be in this chair, then they have the right and authority to remove me from this position and bring someone else in to do that. And the shareholders have that, that same right? As well. And so both management and the board are obligated to make sure that we are representing the shareholders at all times. There’s no, there’s no interest for me. Uh, this is because this is about who owns the company and the shareholders own the company. And so I’m just here to carry out the requirements that the shareholders and the board set forward in, in running the company.

Chad Nedohin (20:46):

Wow. <laugh> <laugh>. That was, that was perfectly said. Um, I wanna just quickly take a second to acknowledge Houston, uh, Hugh, like, thank you. You donating. It’s just absolutely awesome. And I app and I appreciate the comments. Shh, don’t tell the trolls that’s aimed at, uh, the trolls this morning that are still obsessed with the fact that I would do this for free <laugh>. It just doesn’t, it doesn’t occur to them that someone would actually take their time to do something for free. But if you’ve ever been in ministry and it’s not your full-time job, that’s, that’s what happens. Like, if you serve at a church for 20 years doing worship and everything else you serve for free, in fact, it costs you money to do stuff. So this is part of the ministry and what God’s called me to do. Uh, but that being said, I do appreciate the, the donation. And there you go, trolls, there’s, there’s, there’s my donation to my, my big pot of gold as, as Eric talked about. So I wanted to catch that before it went up in the comments and say thank you. ‘cause it is very much

Eric Swider (21:42):

Appreciated. Oh, of course. Absolutely. I think that’s important. Yeah. It’s funny to me that that gets so much, um, that topic gets so much attention. You know, we’ve addressed it in in previous issues. I just find it, um, I find, I find it interesting sometimes the things that people really, really focus on, focus on. And, and to be clear, going into this vote, once a once a formal statement is, is published with Edgar and we announce it, um, we intend to do a, a lot of social media marketing. Um, I, you know, I would, I I would venture to guess that many, many public companies do that when they have a vote out there. And, and again, it’s in the interest of the shareholders, right? So you’re, you’re putting a proxy out there, an item of which requires shareholder votes, and every shareholder has the right to vote.

(22:29):

And so it’s very important that you get that message out there to the shareholders, regardless of which direction they wanna vote, whether they’re in support of or not, in support of whatever the initiative is on the ballot. They have that right to vote. And so it’s important to get that proxy out to every shareholder. And to do that, just like anything else in the world, it requires mailing it out. It requires phone calls, it requires, um, social media campaigns. And so, um, there’s, you know, absolutely nothing nefarious about, um, letting shareholders know that there’s a proxy on, on the table for them. And, and it requires their vote. And as a matter of fact, that’s what we should be doing. It’s, we’re required to do that.

Chad Nedohin (23:09):

And, and of course we have ma many platforms. I mean, look, even DWAC the SEC, when we were gathering support for the, the letter campaigns, the call campaigns, the trip to dc we were running some of our posts as ads on truth as boosted posts. And, and thank you to the very generous person who just opened an account and paid for those ads straight out of their own pocket. Never gave, they, they just made the account so that they could pay for it directly. And that way no money changed hands. There was no charity required. They just paid, they boosted all our posts for us, and they just, here we’re gonna, we’re gonna get it out. And it worked. We were getting thousands of likes and shares to those posts, stuff that we wouldn’t have got completely organically. And that’s what, that’s what social media’s for. And so everybody who’s worried about inorganic nature, I mean, that’s what advertising does on social media. And you pay for it, and you get an ad. And that’s actually our business model. ‘cause we all want to own TMTG and that true social gets money for advertising, right? As do te TV streaming services, all of that. And that’s advertising is how you make your money.

Eric Swider (24:16):

That’s right. And to think, you know, if you look for example, at a proxy solicitor, if they’re doing an, what we call an awareness campaign, before a proxy goes out to make shareholders aware of an upcoming or a, um, a proxy that’s on the table, I can assure you they don’t do it for free. Um, they charge for that service, they have to pay for ads, they co they pass those costs onto us, they mark them up, and you know that that’s the, uh, that that’s how, how it gets done, and there’s a cost to doing business.

Chad Nedohin (24:45):

There is, I’m, I’m seeing a question from, uh, ipu, oh, I mpu, uh, loose if one about multiple shares with multiple brokerages, and he says, do I have to vote more than once? Yes, you’d have to, if you have multiple shares and multiple broker brokers in any proxy, you have to vote for every group of shares at each broker. I dunno if you caught that, Eric, if it’s

Eric Swider (25:09):

There. I did. Yep. I’m, I’m actually going through that right now. Um, yeah. So that, that’s correct. And again, we’ll be, um, very, um, forthright in providing education instruction. So once we, we do a formal announcement for any proxy, we’re gonna be coming on both onto this podcast and as well as other channels to get, um, very detailed instructions out, to answer very detailed questions and make sure people have exactly the right information they need to vote. Any shareholder that wants to vote, however they’re gonna cast their vote, uh, we’ll make sure that they’ve got the information on how to cast that vote.

Chad Nedohin (25:48):

Perfect. That’s fantastic. So you heard it here first. Uh, whoa, <laugh>, okay. Everybody’s piling on.

(25:56):

Thank you. Space Junkie. Uh, you, you guys make me blush every time ‘cause I’m not good at, at, at uh, taking, taking donations, but thank you very much. It’s, uh, it’s very much appreciated. And again, another, another shot at the, at the trolls. So, um, you see that trolls, people are, people are actually spending their money to take a shot at how ridiculous you are if you’re watching trolls. Um, that’s, that’s literally how ridiculous you are. Uh, space Junkie and Houston just proved that. So, uh, let’s see, multiple accounts, same broker, then you have to vote in each account separately. Yes, that’s true too. Uh, hey, Joseph’s here. Joseph, are you hungry tonight? ‘cause I know you’re, you’re a sandwich guy too. Uh, alright. I don’t, we kind of, we’ve over it as much as like, I think as much detail as you can at this stage, right? Correct.

Eric Swider (26:48):

Yeah, I, I think so. Um, you know what, I would tell everybody to just keep your eyes out. Um, we’re gonna become a lot more vocal once we do a formal filing and, and once we do the press release and we’ve got the details in there, um, but, you know, keep, keep your eyes out. And I would say, you know, that’s the case for any, anything going on inside of a company you own shares in. Make sure you’re, you’re keeping a vigilant eye that you’re keeping up with the news, that you’re keeping up with what proxies are coming out there for any company you’re invested in. It’s important that your voice is heard, whether you have one share or whether you’ve got 500,000 shares. It doesn’t matter. You have shares, you deserve a vote and your vote should be heard,

Chad Nedohin (27:27):

Should, and if you are waiting for information and you, you just want to be up to date and you don’t already subscribe, boom, there’s the subscribe button. Make sure you subscribe because this channel, just so everybody understands, you’ll notice Eric’s been on here, multiples in a row, and the, and other members of the company, we’re gonna, I’m, I’m slowly shifting the channel over to DWAC so that it’s their platform to be able to reach people for everything they need to reach them for now, because that’s really how we win. We need to be able to get information out. So if you haven’t subscribed, uh, I highly recommend it again, subscribe. And if you, and like the video, let’s show the world that we are, uh, that we are, we love getting together here Monday nights, uh, to hear the information we need and then share it out to the world because, um, you guys also become part of the army of people that get this vote out.

(28:17):

Last time we had people calling friends and family and sending text messages and, and saying, Hey, I know you have shares, have you voted? And that’s, you become part of the solution out there. You guys, all of the, the family that I talked about in my post today where I said, you know what the, the best thing, the best blessing from this whole thing have been, the people and the relationships, even though we’ve been through terribleness and, and there’s so much bad about this. Um, it’s these relationships and this team that wins. And we can win this without, we can win this without the big guys that, you know, the big mainstream media pushing it out on their television channels because we work together in now in conjunction with a management team that’s going to, like Eric just said, push everything else. So, uh, any other questions in there, Eric, that you’re seeing that you want to hit?

Eric Swider (29:05):

Yes. Uh, the last question that just came out, we can definitely have a vote launch party, uh, for any vote that we do, uh, for any proxy we put out. I think that’s a great idea. And so, um, we will, we will make that happen.

Chad Nedohin (29:18):

That’s Gaas Gaas 10 18 gaas. Thank you. That’s brilliant. See, this is just it. We’re just sitting here and you’re posting and brainstorming and you just came up with an idea that’s probably gonna result in extra early vote. So. Fantastic. Oh, and Stefano too. Uh, thank you Stefano. Yeah,

Eric Swider (29:37):

Here you go.

Chad Nedohin (29:38):

Wow. Um, I am truly flattered problem

Eric Swider (29:43):

Miss Kathy. We’ll, we will, um, make sure that the record date is very well published and we’ll be very vocal about that for any proxy that we put out there. So I’m not ignoring your question. Uh, we’ll make sure that, that, that is well known for everybody. The, the record date.

Chad Nedohin (29:57):

Yes. And, uh, I’m just gonna throw this one out there. For anybody who doesn’t know in a proxy warrants do not vote it. The shares vote only. So if you were a warrant only holder, then you wouldn’t vote. Uh, if you want to vote, then uh, you would have to, to have shares. So, uh, just ‘cause some people are asking, Hey, I only have warrants, do I vote? So the answer to that is no.

Eric Swider (30:21):

Yeah. And there’s a very fair question. Um, you know, if we’re shareholders or the owners, why aren’t we updated on what’s happening with the SEC? So we are only allowed to update shareholders when information is known and final, and we have to update on a, on a very public basis, meaning everybody, you cannot do selective disclosure. Everybody has to have the information that’s out there. And so you have to be very careful about when you release something because if you make a statement that even indicates something’s gonna happen and then something goes wrong and that doesn’t happen, you know, you can, people can come back and try to say, oh, you know, you were manipulating your, your stock price by you, you, you know, misleading, giving, misleading information. Mm-Hmm. And so we have to be very careful. Um, you know, I, I tend to be very, very measured in my words.

(31:21):

I try to be, uh, very measured in my words and make sure that we’re not saying anything that we shouldn’t be saying. ‘cause the last thing that we want to do is just bring extra scrutiny onto the shareholders and onto the company. And so, um, I can assure you that when we have a, um, definitive update that we can share publicly, we will do that. I can assure you that we are working every day. It’s, uh, there’s a lot of work going on. Uh, much more than I, I think is, it can be understood. And, and to that point, there was some questions earlier about the, um, about our, our filings, our 10 K, 10 K, any of our financial filings. Mm-Hmm. You may have read the news recently that the audit firm, um, that, that we use was recently just fined. There, there was an understanding that they had, uh, multiples of hundreds of filings that they did that came under scrutiny.

(32:21):

And so because of that, um, you know, we, we get the impression as rightfully so should be that there’s just a lot of extra process that’s being in place and a lot of checking the boxes and making sure that things are done properly and being followed up as as we think it should be. And so there’s just a lot of extra work going into these filings. And, and keep in mind also that when you have a filing, if you do a 10 K and your auditors come back and say, listen, for whatever reason we want you to open your 10 K back up and make an adjustment, even if that adjustment only requires changing one number, what happens is that everything that you’ve done as a company from the time that you or did your original filing until the time you close your amendment has to be now included in that filing.

(33:19):

So you can’t just go back, change that number and then hit resend and say, there we, we fixed what was in there. You now have to update that filing all the way through what, where you currently are. And so it’s not, um, it’s not as straightforward as a process as as we would like it to be. Um, in addition to that, every time you’re changing something and every time you’re putting something in there, you have several different things you have to look at. So you have, um, legal requirements and legal definitions, and then you’ve got your gaap accounting standards. And so there’s a lot of discussion that goes back and forth between the teams on what’s required to be disclosed, what should be disclosed, what should not be disclosed. And so there’s a lot of discussion that goes into that. And of course, while that discussion’s happening, the company’s moving forward, we’re doing other things, and then that’s gotta be added into the 10 K.

(34:09):

So it just becomes this loop and you’re just having to constantly put more information in there. And so, uh, that that’s what’s taking time. At the time that we filed the 10 K, there was, uh, literally one number that needed to be changed. It was on a vendor. Uh, you know, we disclosed what it was. There was a vendor that was, there was, uh, an, an invoice, I think it was maybe two invoices that we had received late in the first quarter. Um, but it was for services rendered in the fourth quarter. And so it was decided that we had to go back in and restate to add those into the fourth quarter. And again, we couldn’t just go in and, and change the number. Um, now we have to update for everything that we’re doing. And so I hope that makes sense, gives a little bit of understanding of, of why it takes longer than it, it seems like it should take, um, to go back in and, and correct a filing.

Chad Nedohin (34:57):

So now you’re playing catch up is what you’re saying. You got a lap behind and now you gotta get back to the lead lap to be able to get into the lead.

Eric Swider (35:04):

Yeah, and I, I wouldn’t necessarily call it it catch-up because we’re not, um, we’re, we’re not going back. We’re and, and on what we had to go back and fix was relatively easy process. It was literally was changing a couple numbers. But what we’re having to do is now add in everything that the company has done. Remember that 10 K reports till, um, until December 31st of last year. Right. And then you have to include items and forward items up until the date we filed, which I think was sometime in, in the month of April. Well now it must include everything up till the date that we refile it. So if that’s tomorrow, if it’s next week, whenever we hit that button, everything that we’ve done that’s of any material notice to shareholders has gotta be in that, that 10 K. And so that, that’s, that’s where, where it can end up taking some time.

Chad Nedohin (36:01):

Okay. That’s awesome. ‘cause I think common sense gal, you’re in the comments and you were asking about that on truth earlier today, so thank you Eric that, uh, that took care of that one. I, I told her I hope that you would explain it and you did. So, uh, praise the Lord. That’s good. Let’s, excellent. Keep going. Uh, if there’s hot questions, we might as well catch them before we wrap up.

Eric Swider (36:22):

Yep. Um, yeah, so just a couple more that I see in here. Um, these, uh, there’s a question there about notification. Um, anytime that we do a, a solicitation, uh, proxy solicitation, uh, the public will be notified literally within an hour of us filing it to Edgar. We’ll be doing press releases, we’ll be out on, on social media, and that’s for any proxy that we do. So yes, we’ll be very, very vocal and making sure that shareholders know when it’s out there.

Chad Nedohin (36:54):

That’s, yeah, and, and like you spoke earlier for anybody who missed it, like it’s click and it’s in the system like it, it’s there. So through a portal, yeah. So,

Eric Swider (37:02):

Okay. Yeah. And that <inaudible> there. So no, you cannot file a 10 Q before, um, a 10 K amendment is done. And so, um, so that, that’s what then gives you this kind of stack of, you know, backed up lates. And so, you know, what I can tell you is that we were, I, I think we were ready to file our, our 10 Q I think literally we were done with it, ready to file it, and we were told, Hey, we’ve gotta go back in and, and change something in the K. You can’t do the Q until the K is done. And we can’t file the 10 K until we get now everything done in there that we’ve been working on for the last two or three months.

Chad Nedohin (37:42):

There you go. Um, yeah,

Eric Swider (37:43):

And I can assure you there’s nobody that feels more frustrated, um, about late filings and management. Um, it is, it, it is a true source of frustration and we have a lot of, um, very interesting discussions back and forth with our auditors and legal team when, uh, when things are not done on schedule. So I can assure you it has our full attention, uh, um, to get these, these filings done and done properly. And, and that’s the most important thing is that they’re done properly. It’s really important that you have the right information disclosed that everything is accurate and that nothing’s been overlooked. So that way the shareholders have all of the information about what’s happening in the company can make a decision. Do they want to hold onto their shares or what do they want to do? And so that’s the most important thing is that it’s done properly.

Chad Nedohin (38:33):

Yeah. And I’m starting to see some questions about Dr. Sing and Dark Pools. Um, I don’t know if we can get into that here. I don’t think we’re, we’re equipped to talk about that right now.

Eric Swider (38:44):

Yeah, there we, um, we can address the, the, you know, the, that topic at some point in, in the near future. What we really want to focus on right now is just making sure that every shareholder that has the voting rights as the record date of any proxy that we put out there has the information, availability, accessibility to ca cast their vote. And that that’s what we will be focused

Chad Nedohin (39:04):

On. In my personal opinion, guys, as much as I’m a fan of DRS, um, we heard more people having trouble voting with DRS shares last round than anything. It might not be the same today, but the DRS vote through cap through, um, uh, continental stock, there was a lot of hassle with that. And so, um, yeah, just, just heads up that’s what happened in case you plan on DR Sing or you have DRS shares, I don’t think it’ll be the same this time just because I, again, it sounds like the system is being geared up for something, uh, much more efficient. But just a heads up on that, so yeah.

Eric Swider (39:42):

Yep. Alright, so let’s just, um, kind of wrap up with one or two questions here. Um, yes, we will be putting out, um, what we call Talking Points or as somebody referred to as a cheat sheet. We would do that with any solicitation that we put out there. Um, so that way that, you know, very thick package that we have to send out to the shareholders can be really boiled down to a couple bullet points. And that would be for any solicitation that we put out there. Um, we’ll make sure that we’ve got it boiled down to something very simple.

Chad Nedohin (40:13):

Perfect.

Eric Swider (40:14):

Alright, I hope that was, um, was helpful and useful. Um, Chad, I don’t know if you have any other last questions. I

Chad Nedohin (40:22):

Don’t have any other questions. I’m actually feeling pretty good tonight. I’m, I learned lots. Um, I enjoy learning these, these things because how else are we gonna get it? How many other CEOs of, of financial companies are gonna come on here and teach their shareholders all about the stuff that you do and the way we can interact? Nobody does that. So, uh, to me that that’s a good night and it’s a big win for the Dac fam tonight guys. So, uh, thank you everyone for being here. We’re gonna, I wanted to run one thing before we, we, we, we jumped and that’s the, uh, trailer for the Sound of Freedom coming up just because this is such a critical piece and because, uh, you know, Jim Kiesel did join Truth Social and we want to own Truth Social as DWAC shareholders and guys like Jim Kiesel coming on the platform bring a lot of attention and a lot of traffic. And so these are good things for our business and this movie if they’re going to use this platform and rumble to push it out, these are ways that we’re going to beat Big Tech and move over to Truth Rumble. So let’s run it and let’s see what y’all think.

Sound of Freedom Trailer (41:28):

A

(41:37):

How’d that make you feel giving a child is freedom.

(41:46):

It felt good.

(41:48):

You have been at this for 12 years.

(41:51):

My

(41:57):

Why are you doing it?

(42:04):

Because

(42:04):

God’s children are not for sale. It is the fastest growing international crime network that the world has ever seen

(42:15):

For Homeland

(42:16):

Security. You know, we can’t go off rescuing Honduran kids in

(42:19):

Columbia.

(42:21):

This jaw tears you pieces and this is my one chest to put those pieces back together.

(42:33):

And

(42:34):

Yet somehow you have failed to bring me one real world lead.

(42:40):

It’s over 10

(42:42):

Close up

(42:43):

And come back home.

(42:46):

So you quit your job and you go and rescue those kids. Planet south of that you saw territory. No one goes,

(43:06):

What if this is your daughter?

(43:13):

So she’s gone.

(43:28):

You that, that’s the sound of freedom.

Chad Nedohin (43:43):

All right, so what’d you think, Eric? You gonna be, you gonna watch that? Oh, hang on, you’re on mute.

Eric Swider (43:56):

Yeah, so I’m definitely gonna watch it. I did not get to see the, the trailer just because my screens were talking over each other. Oh. So I had to pause it, but I I’m, I’m definitely gonna watch both the trailer after we get done and I did definitively, uh, plan on watching the, the movie as well.

Chad Nedohin (44:12):

Yeah. And I, I, I think this is, this is part of what we do and why we’re doing it. We, we’ve been pushing for freedom of speech for a long time and I don’t think without Truth and Rumble available, my personal opinion is this movie would not have been put out yet because I don’t think they would’ve been able to get out the reach and to some degree, you know, Twitter allowing it to go as well. So, you know, not that they’re entirely freedom of speech, but it’s getting out. If Big Tech was still fully in control like two, three years ago, I don’t think this would get out. So what we are doing as a fa you know, DWAC family is we are fighting for free speech. So, and that includes this.

Eric Swider (44:50):

That’s fantastic.

Chad Nedohin (44:51):

All right, well, all right.

Eric Swider (44:55):

It’s been a great show. I hope it’s been helpful, Chad,

Chad Nedohin (44:58):

For me and I from the comments, it looks like everybody watching has been enjoying this and uh, and is ready to go. I don’t know who we’re gonna dew tonight. We’ve been mostly just d whacking technical issues, but, uh, we could, we could DWAC child trafficking tonight. Uh, that would probably be a very good one to DWAC. So,

Eric Swider (45:15):

Uh, I’m gonna go, as soon as I hang up, I’m gonna go d whack my closet. I got a lot of old clothes. I gotta get rid of a lot of shorts I don’t need anymore. So I’m gonna go up and get rid of them, you know, clean it out.

Chad Nedohin (45:27):

Uh, that sounds interesting. Maybe, maybe, maybe send us a video of those shorts.

Eric Swider (45:32):

Yeah, we’ll do that. Okay.

Chad Nedohin (45:34):

Uh,

Eric Swider (45:35):

Alright.

Chad Nedohin (45:36):

Alright folks. Well, God bless you all. God bless you all. Remember, you are empowered by Jesus Christ to make a difference. Every one of us are, and that’s how we win. So tonight, please go have a good night. I love you all. And, uh, to the child traffickers out there who are about to be exposed, you’ve just been DWAC’D!

Episode 61

Chad Nedohin (00:01):

Amen. Okay. So as a team, let’s talk about the congratulations. It is in order, Eric, you are now officially the CEO and I was running some cheering applause, which you couldn’t hear ‘cause it doesn’t stream to zoom. Uh, so how does it feel? No longer, no longer temporary, you’re here to stay?

Eric Swider (00:24):

Well, you know, it was a surprise when the board brought it up in a meeting and took the vote on it. It’s really not something you think about ‘cause you just focused on your job and, and the shareholders and what you need to do. So it’s, it’s really, it’s humbling. Um, you, you’ve obviously, I’m very grateful. Uh, it’s a very humbling vote of confidence and, uh, and so I’m excited to continue to do what I, I’ve said we would do from the beginning. And that is to stay focused on getting a vote in front of the shareholders for a proxy. Right? That’s what these, I I believe that’s what the shareholders invested for, and that’s our job is to get, get a proxy vote out. And that’s what we’re gonna continue to stay focused on.

Chad Nedohin (01:02):

Good. So of course, last two weeks ago you were on, on here and we, we went, went in depth through the pre 14 A and so that is the information that is public, correct. And there’s, yeah.

Eric Swider (01:16):

Yep. Go

Chad Nedohin (01:17):

Ahead. I was gonna say to date, there’s, there’s still no additional information available then.

Eric Swider (01:22):

Yeah, I, you know, I, I, when we’re ready, I’d like to talk obviously more about that and talk about the upcoming vote, you know, as I, I think is so super critical. Um, but yeah, there’s no, nothing new that is public, so we won’t be talking about anything that is not public, that’s material.

Chad Nedohin (01:40):

Okay. So that, that’s, so you heard it here. That’s, uh, we’re gonna wait till we have material information then, uh, of course. So with that, let’s, uh, let’s talk about a few things leading up to this. So, in order, uh, Eric, right now, there is a September 8th hard deadline. Correct. Until

Eric Swider (02:00):

As of right now, the, our SPAC has, uh, what they call a shelf life till September 8th of this year. That is correct.

Chad Nedohin (02:06):

Yeah. Correct. So we are, so the, uh, should official information drop and we’re voting this vote would then extend our deadline by up to a,

Eric Swider (02:17):

Yeah. So we as management and board believe the best interest of the shareholders is to extend for a full year. Um, regardless of whether or not we need that year, it’s the right thing to do. If we’re gonna spend the money, if we’re gonna stress the shareholders to go to a vote, you know, let’s take the, the maximum amount of time we can. And by taking that full year, it allows us to be prepared for whatever happens. Uh, you know, our expectation is that we’re going to, um, deliver to the shareholders what they’ve been waiting on in a timely manner. But we need to be prepared in the event that anything, uh, you know, we have any additional challenges that, that face us along the way.

Chad Nedohin (02:56):

Okay, cool. Um, so next up, I want to talk a little bit about the 8 K that came out last week, because you weren’t on the show when we, when we, when we brought it out. And so did we,

Eric Swider (03:08):

Did we publish an 8 K last week? <laugh>

Chad Nedohin (03:11):

You mean, you mean Monday when, when the whole world upside turned upside down?

Eric Swider (03:16):

<laugh>? I don’t, I have to go back in my notes and see. <laugh>, I’m may, maybe we filed something.

Chad Nedohin (03:22):

So, so there’s the 8 K regarding the, the, the settlement that, that was, uh, that, that we have in principle with the SEC. Yeah. So that, that 8 k, um, is out there. We went through it, uh, in detail as a group. So for everybody watching, if you didn’t go back last week, we read like line by line, we went through it, we interpreted it because not everybody understands. I still had a lot of phone calls from a lot of shareholders that were, that were, um, that were asking questions even after that. So, um, clearly I didn’t get to everything. Is there anything that, uh, in the, so is there, we’re, we’re gonna do a little later, guys, get your questions ready, start thinking about questions for Eric that he might be able to answer about this 8 K while we talk about a few things that had caused.

(04:09):

So in general, I’m gonna just do a quick backtrack. This 8 K was that DWAC has reached a settlement in principle. It, there’s some, there’s some tricks to this because there’s a little bit of negotiating that still has to go on with TMTG according to the, to the, um, to the filing. But one of these things is that we have to get this extension done because we’ve got two months left. And there’s probably what Eric, hypothetically, if you were looking at timelines only not material fact, there’s the commission still has to approve. How long does it typically take for a commission to approve?

Eric Swider (04:44):

So your typical timeframe that I understand for commission to approve something can take as long as eight weeks. Um, you know, I don’t wanna speak for the commission. I don’t want to, um, you know, put them in any position, but it is my understanding that all of the parties involved in this transaction are working on an expedited basis. And I do know that the SEC has the best interest of our shareholders in mind. And so if the stars of the universe align, we will, uh, hopefully have an expedited review.

Chad Nedohin (05:20):

Well, that’s, that’s good to hear. Um, I do ask because hypothetical, you know, typical durations are good for the shareholders to know. I mean, most, a lot of people watching don’t know how long it could take for a commission to approve. So then, and then of course, once the, can the S-4 review start at all before the commission is done with their work?

Eric Swider (05:40):

No. So the S-4 review can start once the commission is done. Ah, and so, you know, there’s been a lot of speculation over the months about, you know, why the SEC wasn’t reviewing the document. And obviously I’ve had to to remain silent. Um, but now with the 8-K out, obviously the SEC had an active inquiry open with an active inquiry open. Um, the, uh, corp fin side is just not gonna review an S-4 because any type of inquiry from, um, from the enforcement side can impact that S-4, right? Which in this case, o obviously it will. And so until the commission approves the language, there cannot be a review of the S-4. Now, what we can do is we, we now can rewrite the S-4, right? Mm. Because a lot has happened in the last year since we’ve put up posted that S-4.

(06:41):

So regardless, the S-4 has a lot of work that needs to be done. And we can now start that process. And from a strategic point of view, what you want do, and this is not necessarily just apropos to, um, to DWAC, but any SPAC is when you, when you get the okay, from the, from an an, an agency that has an inquiry open, the day that they release you is when you wanna have your S-4 ready to go. And so, um, and ready to resubmit over to, to corp fin. So, and then as soon as that’s done, when you go back and forth with your questions, as soon as your S-4 becomes effective, you wanna launch your proxy. And so it’s a lot of work that overlaps each other to get these things done. And then inside of each one of these proxies, you’ve got audited financials that have to be up to date.

(07:38):

As I mentioned like a couple shows ago, that when you’re redoing a filing, it’s not as simple as going back and fixing, you know, if, if, if an agency or an auditor finds a something they want corrected, it’s not as simple as going back and correcting it. Now you’ve got to keep your books current, you’ve gotta redo that 10 K in our case, or whatever the filing is current till the day that you amend it. Now, if you look at the 8-K that we put out two weeks ago, you can now understand that there’s a tremendous amount we have to redo in our 10 K, right? Because none of what was in this 8 k was in our 10 K previously. So when people are wondering, oh, why can’t they just get the 10 K out? You know, I don’t get it, and it should be so easy. Well, you can see the amount of change that we now have to make from this eight k and this, that all has to be in the 10 KA when it gets filed. Um, so hopefully that gives a little bit of insight on, on how that works.

Chad Nedohin (08:39):

Uh, thank you because, uh, we had, there was a ton of questions all week and speculation as to do we need, you know, like what kind of timeline are we looking at? Now? Of course, we can’t, uh, for everybody watching, we can’t give exact timelines because there were that, it just, it, it’s unfair, but hypothetical, I can see some of, some, some questions here. Like if you rewrite the, or, here’s a good one actually from jingo. Uh, but if you rewrite write the S-4, wouldn’t that restart everything all over again? But correct me if I’m wrong, there never was any, any review of the previous S-4 anyway,

Eric Swider (09:13):

So, and, and so just look at your typical SPAC um, cycle, right? From the time that you submit an S-4 until the time you complete a merger, it’s typically just a matter of months. It’s not, you know, it’s not a painstakingly long process. And, you know, look, the SEC has had an open inquiry. They’ve, you know, looked at everything in our books. They’re very, very familiar with our company. Um, when we recompile that S-4, there’s a tremendous amount of disclosure that’s going to, um, occur inside there. And so, you know, it, it’s a process. It’s a process. We need to make sure it’s done properly. We’re not going to, um, speed through to disaster. We want to, we want to accelerate to perfection or, or accelerate to a completion. And so, you know what I would, I, I think the, the best thing that I could, could say is we, we know we’re putting a lot of hurdles behind us, and, and we’re looking forward and, and looking forward.

(10:18):

You know, I think that the shareholders should be comforted that we have a plan, we have a path. I’ve said that from the day that I stepped into this position, uh, there’s a lot of times that I just, I just can’t talk. That doesn’t mean that things are not going on. I’ve always said the quieter I am is the better it is for, for the, for the shareholders. Um, and, and you, as you can tell, like, I’m, I’m speaking a little more freely tonight. And so that would indicate to you that we don’t have a whole lot going on that’s not already public, because we made that big disclosure in that filing. And, and we thought it was critical that if we’re gonna go out to a vote for an extension, that the shareholders have clear visibility into what we are dealing with. And so we felt it was very important to get that, those disclosures out.

(11:09):

And I think, you know, if you listen to, to what Ginsler was saying in his, uh, interviews with the, with Congress, he, he kept saying, disclosures, disclosures, disclosures are critical. Disclosures are important. And, you know, from the SEC’s perspective, that’s what they’re looking for. They want the shareholders to have information. Now, I’m not gonna sit here and tell you there wasn’t some politics played in this. I, I, look, I, I don’t reside in Washington. I don’t know, but it feels like this certainly took a long time to get through this inquiry. Um, you know, I, I haves some, you know, some other thoughts. But, but we’ve, we’ve gone through it. And the reality is, is that shareholders need full disclosure. And so one of the things that we are always striving for is to just disclose, disclose, disclose. And so when we put out this S-4, it is our intention to just put, you know, every disclosure we can in that S-4.

(12:08):

And if we do that, you would expect a quicker review time and less pushback from the SEC, because then they’re comfortable that you’re telling the shareholders everything they need in order to make a vote, right? Because if you’re, you’re a shareholder and you’re voting on a, on an acquisition, you wanna know everything about that company. You want to have access to everything about that merger so that you have all the information to take a vote. And so the better of a job we do on that S-4, I think is the, the smoother the process will go.

Chad Nedohin (12:40):

I love it. You’re shooting for excellence there.

Eric Swider (12:44):

I mean, you, you have to, this is, um, not a game of wide margins. You know, you have to, they have to do things properly. You have public shareholders involved. It’s a lot of money involved.

Chad Nedohin (12:55):

Amen.

Eric Swider (12:56):

Yeah.

Chad Nedohin (12:57):

So when you say a lot’s going on, we have what, in the last, in the last two weeks, we’ve had, uh, we’ve had your, the 8 k obviously on the settlement. And we’ve also, just slightly before that we found out about the, uh, the, the criminal indictment on the DOJ side of things, um, as well as now you’re, you know, you’ve been just been made permanent, CEO. So I, to me, that feels like, you know, things are moving, and like you just said, you’re, you’re able to speak a little more freely. And I, I, I think everybody is breathing a little bit easier having all of this in front of themselves. And then of course, this, uh, I’ll let you answer. Maybe we, maybe we should take some questions and then, then I’ll move into something fun here.

Eric Swider (13:39):

Sure. As I see some of the questions on here. Um, the first one, any questions coming outta the SEC? Um, so first of all, the, the SEC’s always asking questions, always, right? We’re, we are constantly doing filings. You know, the NASDAQ is asking questions, we’re always making disclosures. If you asking, is there any further inquiries? Um, we are, we are not aware of any. Now I can tell you that, um, most, more often than not. Um, you know, if there’s an agency out there that’s doing an increase, sometimes you just, you won’t know. Um, but from, from what we understand, um, we are resolving all of the issues of inquiry with the SEC related to, to DWAC in that, in that settlement agreement, which we believe was the right thing to do for the shareholders. Um, and I’m trying to use my very measured words, but as far as we are aware, management’s aware, um, there are no other open questions from the SEC, um, that, uh, that involve enforcement.

(14:48):

Um, outside of what’s in that, that settlement. Um, when are we gonna start voting on the proxy extension? That’s a great, uh, great question. Um, yeah, we do need to vote asap and I, I wanna really spend some time talking about that. Yes, we are waiting back from the SEC as everybody knows, uh, or should know, we have submitted a preliminary proxy statement. Um, the SEC has indicated that they have some questions, and until they ask us those questions, we cannot move forward. And so we are waiting on those questions. Um, it’s been a little frustrating. We’ve been waiting for two weeks now. Usually it’s less than 10 days. Um, so, you know, hopefully they’re gonna get those questions to us quickly. And once we get those questions, we can turn ‘em around. Um, but that’s really one of the reasons that I think it was important to come on tonight, is when we get approval and when everything is disclosed and when everything is public, when we put a vote out there, this is going to be the most critical vote that we put out to the shareholders.

(15:56):

And the reason it’s gonna be the most critical is we are really pushing up on the deadline. And if we don’t get this vote done in time, you know, there’s, we, we can go no further. And with everything moving forward and progressing, and with us putting these challenges behind us, the last thing we wanna do is, is fall short. So one of the things that we’re going to be doing in the very near future is starting a social media campaign. Um, we’re gonna spend some resources on that. I think we’re gonna try to target every shareholder, um, that, that we have access to that has x number of shares or more. And that’s a relatively small number. So most of you will probably be seeing some information in your social media. Um, we will be engaging other platforms to help promote. And so for all of the people that in the past had thought that, um, you know, that Chad was making a big pot of gold for, um, carrying our water, that’s completely untrue.

(16:59):

But we may be asking him, um, to do some, uh, to do some marketing for us. It’s very critical, um, over the coming weeks that as many shareholders as possible get engaged in this vote, and we get through this vote, we gotta reach 65% of the shareholders. And it’s super critical that we get that vote in both before September 8th. And so it’s just gonna be all hands on deck, just finding every shareholder, giving them the information, letting them understand what the vote is, and then getting a vote of whether or not they will approve a one year extension. And that’s super critical that we, we get that accomplished.

Chad Nedohin (17:41):

It’s

Eric Swider (17:42):

Interesting. Um,

Chad Nedohin (17:43):

I understand. Yeah. That’s one of the reasons I pull, I pulled the teamwork verse right from, from, uh, from Ecclesiastes, because this is gonna take a lot of teamwork.

Eric Swider (17:53):

Yes, it is. It’s gonna take a lot of teamwork. Um, yeah, I see some more that, um, some more questions on this proxy. So I can’t, I cannot announce anything on this show that we have not done publicly. So I can’t tell you what the record date is on this show. We do know what it is. We’ll be publishing it, making it very public in the next couple of of days here, hopefully. Um, we, we do think that the vote is going to be, um, uh, smoother than the last one. Candidly, we think it’s gonna go quicker than the last one, but we really need to be vigilant and stay on top of this and reach out to every shareholder. And, you know, that goes to some comments you made at the beginning of the show. I really try to stay out of it. ‘cause I just, I just don’t see any need for it.

(18:42):

I never, um, you know, we’re all shareholders in a corporation, and you always see divergent beliefs in shareholder groups, right? Some shareholders think, you know, you should open more locations. Other shareholders think you should close more locations. And you’re always gonna have a divergence in, in things that ways that you think management should operate the company. And that’s normal, that’s acceptable, that’s the way it should be. You’re a shareholder, but there are certain things that are common in when you’re making an investment. And, and, and humanity. There’s certain things that are common in humanity. And I don’t think that anytime that you’re talking about differences in your view on managing a company, should you ever get into personal attacks, personal problems, personal issues, it’s, this is not, this is not personal attacks on people. And it’s really important that, um, we work together to, from now until we complete a merger, it’s, it’s just so critical.

(19:39):

Like, we, we’ve got two votes out there. We all the shareholders, we need all the shareholders to feel engaged. Nobody should, should feel excluded. Nobody should feel set aside. Everybody should be included, feel included, and everybody should be working together. Um, it’s really important to get through these, through these votes. And so I’m looking forward, uh, we’re gonna do a kickoff party soon. We’ll be announcing that we’re gonna do a kickoff party. We’re gonna do a lot of social media campaigning. Um, we’ve got phone rooms, we’ve got mailers, we’ve got emails, we’ve got postcards. So we’ve got a great campaign set up. We’re very well organized. We look forward to kicking it off, and we’re really gonna need everybody’s help. Uh, we’ll, you know, come up with some creative ways to get there, but we look forward to, to getting that kicked off.

Chad Nedohin (20:25):

I know we had talked about doing a vote party here on the show and having everybody live, just getting excited about it and calling in some, but obviously not, not during the evening, during the day when the lines are open. But, uh, that, that definitely, I, I liked that idea.

Eric Swider (20:41):

Yeah. And I, I see the call and we do intend to do that. And I see, um, um, 65%. So first of all, it’s 65% of the total shareholders of the total number of shares. And that’s what we need to, to approve the vote, 65% of the total shares, um, which includes class and class B. And then I saw, hold on one second. Uh, okay, so let me see here. Yeah, the, the July 24th to submit a plan to regain compliance. Um, regaining compliance is, is filing our, uh, financials. We expect that we will remain compliant. Um, let’s see here.

(21:28):

You know, somebody’s asking about what TMTGs comments, they won’t go past September 8th. There’s, I can’t comment on TMTG, I can’t speak for TMTG. Uh, what I can tell you is I think that this particular merger is what the current shareholders have invested in. I think it’s what they want. Um, we are, we DWAC stands ready, willing, and able to consummate this transaction. We intend to consummate it. And, uh, we are very excited about our, our acquisition target. We think that they have an just an amazing opportunity to grow a, a, a new platform. And when you look at the state of, you know, the state of companies in America, the state of business in America, for the most part in industries you have, whether it’s the food industry where you’ve got a handful of companies that own 95% of all brands in America, you’ve got, you know, some of the larger banks that con, you know, really control the banking system.

(22:23):

Everything is very top heavy. And, and you’re, and you’re seeing a bigger and bigger divide. And so to have the opportunity to bring a new platform online that can take on or compete with the likes of, uh, of a Twitter or of a Facebook is just a, a phenomenal opportunity. And if you look at the timing of this as well, you know, you go back three years ago and you said, oh, I’m gonna take on Twitter, or I’m gonna take on Facebook, it, it’d be like, you know, don’t even try. The best you could hope for is you could build something that was compatible with those apps, so they would buy you. And like, that was, that was pretty much it. Mm-Hmm, <affirmative>. Well, now it’s, it’s a very different world, right? You have Elon who has taken over Twitter, you have Facebook that’s facing a lot of challenges.

(23:09):

I think the general public now sees these as gateways to the government and for censorship. And so you have a real opportunity here. We’re very excited that TMTG has that opportunity and has that support and has those followers. And so we’re excited for it. You know, I, I think, you know, Devin and the guys over there have been working very, very hard on what they’re focused on, while we stay focused on what we need to. And, uh, you know, and I believe at the end of the day, everyone’s gonna do what’s right for the shareholders. Um, let’s see here. Five, who can vote <inaudible>. So who can, the, the only people that can vote in the vote in, in this, whether it’s this upcoming, um, vote or any proxy vote, are people that represent the voting shares. And in this case, it’s the A shares.

(24:01):

And then the B and the B shares have to vote with the A, they’re obligated. All the sponsorship shares are obligated, um, in the merger vote to vote for, for a merger that the board puts forward. Um, and so it’s a share representation. B, share representation who votes? You have to be an owner of the company. Um, short positions cannot vote. I, I don’t know, synthetic shares. I, I assume, you know, no, they, they cannot vote. It’s A and B, we, we know the name of every shareholder that can vote, and we know exactly how many shares they have. So we, we know who can vote. So, you know, don’t, don’t be concerned that there’s a, a, a lot of people out there that, um, that are gonna influence this vote. We, it’s a very clean voter roll. We, we know who has, who has the shares

Chad Nedohin (24:49):

Clean voter roll.

Eric Swider (24:50):

And I, I hope

Chad Nedohin (24:50):

That that’s, uh, something Go ahead. I was gonna say, clean voter roll is something that the, uh, the government could probably aspire to <laugh> to do a little better at.

Eric Swider (25:01):

Yeah. Yeah. I, it, it shocks me how you can get, I, you know, I can tell you exactly who our voters are and who can vote. And so in the SEC, but you can’t tell me who can vote in the county. But that’s a topic for another topic for another show. Yeah, another,

Chad Nedohin (25:15):

Another show.

Eric Swider (25:16):

Yeah. All right. No, no. Capa there will be no rigging this vote. There will be no stolen elections. The only, we will not be using Dominion voting systems. We will not be using Dominion voting <laugh>. Hey, fun fact, on Dominion voting records, do you know what co what whose, uh, co what company they purchased?

Chad Nedohin (25:40):

I, I don’t know.

Eric Swider (25:43):

Do you remember in the year 2000, there was a big, um, argument over elections and election integrity in these voting machines in California that they said the Republicans used to rig a vote, the die bold voting machines. Do you remember those,

Chad Nedohin (25:58):

Uh, Canadian kid up here in grade in high school at that time? So probably not

Eric Swider (26:04):

Anyone gets bored, do research on the die bold voting machines in the election of 2000, I think it was. And what they said about those voting machines, what happened to them. It’s a very interesting story. But again, that’s for another show. We’re here to talk about. Vote DWAC, right?

Chad Nedohin (26:19):

Yeah,

Eric Swider (26:20):

That’s right.

Chad Nedohin (26:20):

Speaking of DWAC, we’ll take a break for a second to throw something up on the screen. So, uh, we all know that, uh, Mr. Devin Nunes, CEO of TMTG is a, uh, owns a winery. He is a bit of a, a grape farmer, and, uh, he produces very, uh, very tasty cabernets, uh, and he’s planning to do a blend. But the group happened to notice his, uh, his blend post. If you haven’t seen it, I encourage you to head over to the group wines with Devin Nunes join, help him grow his group, and, uh, and bring some extra joy to his day. But in the, in the meantime, the group decided to, and for the most part, respectfully, uh, go and, uh, choose this post to brigade it with requests to merge. I don’t know, Eric, if you, if you got to read some of these, but there are some very creative and hilarious yet respectful posts in here that, uh, that we could all enjoy.

(27:15):

And so if you haven’t seen those again, I highly encourage you to go over. There are some very funny ones. Uh, Jimmy Jimerson, I believe you take the cake for the funniest stuff. Again, if you’re gonna leave a emergent comment, uh, with, with, uh, Mr. Nunez, please be respectful. Uh, the, the group that I moderate on truth, we have rules. Uh, and that rule, not rule number two is that you treat everybody respectfully and, uh, otherwise you get the boot. There are only, by the way, only four shareholders that would be legitimate accounts that, uh, and even assuming they’re legitimate accounts, uh, have been booted. And mostly for disrespectful behavior, not because of anything else that being said. So if you’re gonna leave a comment, please treat him as we would treat any Christian brother. We want to be business partners. We want to be best friends, and we are family in Christ. And so we would treat him as family. But there are lots of people that made their, their comments known. I’m trying to find Jimmy’s, ‘cause Jimmy’s was just hilarious.

Eric Swider (28:11):

Well, listen, I’ve not read a lot of them, um, and I’m not gonna comment, um, on them. But I will say this, if Devin Nunez is gonna blend the cab red and he hears this, I hope you will put my name on one of the inaugural cases. Uh, I may love to collect a library from you. Um, so if that’s a, uh, serious consideration, I hope you’ll blend it. And I’d love to have a case of it. Uh, happy to pay, pay for it, and, uh, and happy to pay for a library. Ooh, and I with that, I see there was a shareholder here that just commented. cj CJ says he’s a 35 year wine industry veteran. I’m curious what he does in the, in the wine industry. <laugh>, um, finding good bottles of wine is one of my passions.

Chad Nedohin (29:01):

C <laugh>, cj, I love your comment. That’s so good. Should put that in the hard comment <laugh> so that it’s there forever. Um, Jimmy had an interesting one. He said, I, I knew this guy once that started blending some wines, and then he stopped right in the middle of the process and never let the merger take place. It was god awful. And you can’t stop processing the wine. Make sure you merge it properly and completely like we have some creative people around here, <laugh>,

Eric Swider (29:29):

Because I’m not gonna comment any on any of those. You know, I, look, I know Devon’s working hard over there. They got a lot on their plate, and I think we’re all gonna do what’s right for their shareholders. But like I said, if Devon’s listening, I, I want a case, this blended wine.

Chad Nedohin (29:43):

Very good. And then of course, I’m gonna bring up today’s DWAC Gladiator, uh, a wood who’s been actually running ads of Devon Merge with Yoda <laugh>.

Eric Swider (29:56):

Hey, you know this, here’s a, um, I’m just reading some of the comments here. This, um, ba blah blah, blah. Where’d it go? Hey, stop commenting so fast. I can’t read ‘em. I’m, I’m old. I’m 50 years old. I read, I wear glasses. Oh yeah. Here, somebody said, thank you Eric, for giving us some of your precious time this evening. Um, you know, let me tell you something. My time is no more precious than yours. It’s one thing that is an equalizer from God. And that is the time we have. And mine is no more precious than anyone else’s. But thank you. Alright, what else here? What other questions? Uh, any more questions we have? What other topics do we have today, Mr. Chad? I

Chad Nedohin (30:44):

Don’t really have much. I was gonna mention, because I didn’t mention it last week ‘cause we were busy with an 8 K, that takes far more precedent, precedence than anything. But I was gonna mention the, that, uh, there is the criminal complaint out there. Obviously we are thankful that that, that the SEC and DOJ wrapped up that side of the investigation as well and have moved on and that, and very thankful that our no, no one from our target. Um, and no current executives or board, board members, uh, or the company or anybody’s accused in this. It’s, it’s now outside of us. And I just wanted to point it out to anyone who didn’t know that existed. Uh, you can find it. It’s out there. It’s in the filings. Um, and there you can, you can find the complaint online. You can, you can, any search engine will pull it up right, right away.

(31:31):

Uh, it is the complaint against Rocket One, Bruce Gick, Michael Schwartzman, um, rocket One Capital, uh, so, and then Gerald Schwartzman as well. And it details some of the insider trading accusations. Again, innocent until proven guilty, but they’re out there and I thought you should all read it. I also thought, uh, I’d bring it up because there’s more to it than just the case. Uh, it it, it brings up some background and commonly used terms with SPACs. So there’s some interesting education in there. Even mentions things like, uh, you know, the, the warrants can be exercised after closing there. There’s some in, there’s some good information in there. It also provides a background on, um, what it calls facts and DWACs history with TMTG. So if you haven’t read that, um, by the, uh, by the way, individual A is, uh, you know, it says DWAC’s chairman and CEO, that is not Eric, that is their former chairman and CEO, right? You today are now officially, right? Yeah. And so that is Patrick Orlando. And so you can read this and you can understand the history of how uh, DWAC came to be and where the infraction occurred. And so I don’t know if Eric, with you here, if we should, it would, I don’t think it’d be appropriate to go too deep into it, but I thought I’d point it out to the, to the viewers that it’s out there and that it does have a lot of good information for people to read.

Eric Swider (32:57):

Yeah, no, no, of course. Um, I will make a comment on, I want to go back to this wine discussion we were having. ‘cause someone just posted another interesting comment and then I’ll talk more about the vote. ‘cause that’s the most important. I see a lot of questions on that. So, um, first of all, um, you know, as far as what the DOJ was looking into and, and has come out and, and the actions they’ve taken, you know, look, I I, I don’t have a lot of tolerance for, you know, for trying to tap around the system. I mean, we have a job to do, whether it’s our company or you know, anyone in their, in their role. And you’re given trust by your various stakeholders. And I think that’s to be sacred. I just, I just don’t have a lot of tolerance for that. And, um, you know, and, and hopefully they’ll, they’ll come to a resolution that, uh, that puts all of that behind the, the shareholders. But yeah, I, I, I think that’s the most I can, can safely say is that I just, I don’t have a lot of tolerance for that. And I don’t know if you can hear me, Chad, but there’s a comment, the video’s frozen and I’m getting a video fr freeze as well.

Chad Nedohin (34:15):

Oh. And mine is frozen as well. Hang on. Okay,

Eric Swider (34:18):

There you go. I just hit the live button and it came back up.

Chad Nedohin (34:22):

Yeah, mine’s, uh, mine’s back up as well.

Eric Swider (34:28):

All right.

Chad Nedohin (34:31):

Yeah, it’s just,

Eric Swider (34:32):

There we go. But

Chad Nedohin (34:33):

Must be a rumbled

Eric Swider (34:34):

Version. Um, hey, so yeah, so on that, that’s, uh, you know, that’s why I would would say on the DOJ, you know, I’m, I’m glad that they’re bringing that to a conclusion and, um, you know, and management’s always gonna be looking at if and how and when we need to respond to anything that, that people have done in the past. And, and I, that, that’s all I can say on that. Um, there was a, one of the comments in here was from Paul NJ says he owns perfect wine.com and perfect wines.com. Very interested in that. Um, you know, maybe shoot me a message sometime, says, I am not so, uh, so anyway, very, very interested in, um, in finding good unique bottles of wine. So very interested in what you’re talking about there, Paul. Alright, enough of wine talk, I guess, right? So let’s go back to talking about the vote.

(35:34):

So, um, so going, going back on the vote, there’s a, i I answer this question. So anyway, can we do a class action against those at fault? I’m just gonna say this, that, um, management is always looking at the best way to protect and, um, do what’s right for the shareholders based on anyone’s actions. And that can be anyone, including candidly, the press. You know, I’m looking at, you know, over the last two years, it’s just been unbelievable. And, and look, I I know the, the press has got a job. It’s to sell ads, right? That’s, that’s their industry sell ads and they wanna make stuff as, you know, salacious as they can. There’s some stuff that’s just so far off, but, but there’s a line that’s crossed when you’re making false statements for the intent of selling ads or for the intent of a political, uh, party that’s hired you.

(36:29):

And so, you know, we’re always looking at, at anything that’s, that could potentially be a damage to the shareholders. Shareholders. Um, is there a rule? Kathy, I see you’ve asked that a question times. I was trying to ignore it ‘cause I was gonna text you later. I, I, I, there is a rule, but I don’t know what the rule is. I think it’s 10. Um, I I think it’s, uh, I think it’s 20, I think it’s 20 days, I think. But you’ll get plenty of notice on the merger. You’re get plenty of notice on the merger. Um, this particular vote that we’re doing on the extension, you know, it is taking the SEC a while to to comment, uh, you know, a little bit frustrated by it. But as soon as we get it, we’re going to get, all of the information will be made public.

(37:08):

We will be back on here and every other platform we can get on to make sure that the, um, to make sure that the shareholders have all the information, they know the record date, when to vote, how to vote, who to vote through, what we will be answering, any questions, concerns, problems that shareholders will have. We’re gonna be on top of it. Uh, we’ve got a good plan for the vote, but we’re gonna need to do this very, very expeditiously because regrettably, we’ve been waiting for two weeks back for questions from the SEC. Alright, what else?

Chad Nedohin (37:45):

Uh, the Russians are hacking our feed. Jjo, <laugh>,

(37:51):

There’s to be any number of third world countries hacking our feed. Um, well, Russia’s not a third world country, but any other homes to, to particularly nefarious internet activity. Hey, while we’re waiting here and he is reading, let’s, uh, reminder, uh, subscribe. Especially there’s, I, I noticed a ton of new people in the comments subscribe because guess what, while Eric is very clear that everything’s gotta be in a filing before he can come talk here, uh, this will be a place where if you’re not watching the filings or you’re not unsure about what things mean, uh, you can come, you can come here on a weekly basis, usually weekly, once in a while, we take a break and get information that you need. So subscribe to the channel because we will be able to communicate with you here and explain things and help with stuff. Like, I’m probably gonna run a video once Eric’s put out, you know, Eric and team have put out, uh, the directions we’re going to, I’m gonna make a, a, you know, like a step by step video and we’ll have that here in the, the Rumble channel. Uh, make sure you like and show the world that this is content you want to see, uh, because it is important to us as shareholders. So, uh, yeah, subscribe and like that is super important.

Eric Swider (39:03):

Alright, what else?

Chad Nedohin (39:04):

Stainless or oak?

Eric Swider (39:08):

Uh, that’s a, that’s a tough question. Yeah, I don’t like, I don’t like a lot of oak. I think stainless is better, but, you know, different wines could affect affected differently from different regions of the world. You know what we’re gonna do when we get this, this vote done and we get this transactional, we’re gonna do a podcast on wines. We’re gonna, we’re gonna come on on Chad’s show and we’re gonna dedicate an entire episode of wines. And who knows, maybe we’re gonna kick off an entire new podcast for wines. That would be just fantastic. So that’s, uh, I, I, I’m definitely, definitely committing to that. I can’t do it before we get it done because then people will be yelling at me saying, I shouldn’t be doing anything with my free time, which I kind of agree, <laugh>.

Chad Nedohin (39:53):

That’s good. It’s also highly ironic because you’d be doing a, a wine show with a guy who doesn’t drink alcohol.

Eric Swider (39:58):

<laugh>, I, I was gonna say something. I’m glad you did <laugh>.

Chad Nedohin (40:02):

That’s okay. Uh, I don’t mind if other people do, it’s just a personal preference. So, um, much else here. I think we’re mostly, eh, wrapped up.

Eric Swider (40:12):

All right, well, let’s end, uh, uh, Paul and Jay should find me on truth. Shoot me a message. Um, any other questions before we sign off? Really appreciate you guys. And listen, we’re going to, uh, we will be announcing as soon as we get approval from the SEC, the record date, the business date, uh, or I’m sorry, the, the meeting date. I, I can assure you, you will hear from us, you, you, you’re, you will hear from us. We will be on every platform. We will be inside your social media. We are going to be reaching out to everybody. We’ve got everybody who has authorized us to have your contact information. We have it if you haven’t authorized us to have it, the, um, the, the proxy company does. And so they’ll be reaching out to you. It’ll be through emails, phone calls. We try.

(41:04):

Look, look, we’re, we’re gonna be using every mechanism possible. Phone calls are the most expensive way to do it. So look out for your emails, look out for your, um, social media platforms and, um, and, and, and we will be in touch. We’ll, trust me, we’re gonna be, we’re gonna be hunting all the shareholders down. We’ll be looking for you. Uh, you, you will be getting instructions and proxy papers through the mail if you’ve requested it. So let’s, let’s talk about vote process for a minute. When you open up a brokerage, there are certain broker companies that default to, um, to, to basically where, where your response, your, your, your defaulted response, meaning the account holder sends a default response that says the following, I don’t want my information released to the company and I require you send me proxy information in the mail, right? It’s my opinion, that was a very 1980s way of doing it. And your account may be set up to do that and you don’t even know it.

(42:14):

That’s, it’s an expensive, slow way of getting a vote done. We have to print up a very thick packet, send it out. You gotta wait for it in the mail. Most of the time people get that packet and, you know, it’s a lot of legal stuff. So what you want, you know, we, we think a lot of people want the electronic delivery, but it’s up to you how you want it. If you want it printed, we send it to you printed. And that’s an election you make with your broker. So whether it’s for our company or another company, any company, when you wanna do proxies, you may want to think about that and call your broker and tell them, look, I I want you to release my information to, to management of DWAC. I want them to have it, and I want my voting information electronically that shortens the amount of time and the amount of money to get a vote done. So, you know, consider that whether it’s for this vote or a any other vote, um, because that, that can really slow things down the mail. Then we gotta follow up and et cetera, et cetera. But we, we will be hunting down every shareholder looking for a vote. Every shareholder that wants to vote. I know brokers don’t get me started on brokers. That’s for a whole nother discussion. Um, you know, all these topics, we should write ‘em down. And when we do the wine podcast, we can talk about ‘em on, on the wine podcast.

Chad Nedohin (43:35):

The wine pod. Yeah. Yeah. There’s, there’s gonna be a fair number of, uh, of things like that to talk about that we can finally spend some time on. So, yeah,

Eric Swider (43:45):

I, I wanna ask one more question. The Robinhood. So Robinhood grew very quickly and there was some challenges historically speaking about getting votes in and outta Robinhood. Um, Robinhood recently, I believe they acquired, if I’m not mistaken, a company called Say Technologies, which is basically a proxy solicitation company to, to handle their votes for them. And so we’re expecting things to go much smoother. Um, but yeah, so I, but, but no, I, I don’t think, but we, we have to deal with a lot of challenges with, with all these companies, but we’re prepared for ‘em. We’ll, we’ll find, we’ll find the shareholders and most thing, important thing is that you reach out if you’re, if you’re having a problem, if you’re not seeing information, if you’re not getting a vote, if you’re not seeing something, if you can’t get a vote through that, you reach out. And so that’s what we’re, we’re really gonna be looking for.

Chad Nedohin (44:45):

Sorry about that guys. I was Alright.

Eric Swider (44:47):

Chad, I’ve taken up an hour of your time and an hour of the, your audience’s time. I know people are probably getting tired of listening to me, jabber, jabber on, so I should probably let you, uh, you find folks go,

Chad Nedohin (45:00):

Uh,

Eric Swider (45:00):

And it’s, sorry,

Chad Nedohin (45:03):

Go ahead. Just gonna say thank you for your time. We, uh, we appreciate the education because again, this stock is so unique with so many first time shareholders, or it’s their first SPAC and even if you had a SPAC or other shares, that what we’ve gone through is it, it’s pretty much everything that you could expect, you could never expect to go through. So, so walking us through it all teaching us, we, I’m very appreciative, so thank you.

Eric Swider (45:29):

No, a absolutely, um, really do appreciate everybody. We are getting into voting season, so I’m gonna be out there as much as possible. Wanna take all the questions? Thank you so much. Everybody get ready for the vote. Tell your friends, your neighbors, uh, tell your neighbors, neighbors. Tell your hairstylists, tell everybody get ready for this vote. Uh, we’re gonna be kicking off as soon as we get approval. We’ll get all the information out there. We thank you so much for your time and we thank you for your support, Chad, thank you for having me on again.

Chad Nedohin (45:58):

Well, and on that note, then I’m here. You’re very welcome. And I’m gonna say God bless you all. God bless you, Eric. God bless you. TMTG if you’re watching, uh, and uh, to all the enemies that have fought us. I will say the media tonight who haven’t been honest about things, uh, you’ve just been DWAC’D.

Episode 63

Chad Nedohin (00:00):

So, uh, Eric, how about we have some fun to kick off the night?

Eric Swider (00:05):

I can always use some fun. Do you

Chad Nedohin (00:06):

Like Captain Deplorable?

Eric Swider (00:09):

Um, Captain Deplorable

Chad Nedohin (00:12):

Dude, who does the Trump voice?

Eric Swider (00:14):

Oh yeah. That guy’s the best. I love it.

Chad Nedohin (00:15):

It. Well, captain Deplorable happened to see that, uh, we got a settlement and that things were going awesome. And so he made a little video for us. Uh, there’s a handful of of things that we’ll just clarify at the end, uh, because, but this is pretty awesome. So if, if you’re all geared up, I’m gonna pull up my mixer, make sure that the broadcast, uh, system audio isn’t gonna blare our ears, and that I’ve got it set up and should play

Captain Deplorable Video (00:42):

My fellow Americans. I have a great announcement to make it so great. We have officially DWAC’d The SEC. That’s right. The SEC has finally agreed to a settlement with DWAC. It looks like we are finally getting the corrupt SEC off of our back. Now, my friends, we’ve got some work to do. DWAC has an extension vote going on right now. Following that, we should soon have a merger vote as well. And I’m asking all the shareholders to vote yes for both. That is yes, for the extension and yes for the merger. To now that the corrupt SEC is behind us, it is important that we move onward together and united to see the merger succeed. Ultimately, we will build the greatest media and technology company, the world and the universe has ever seen. TMTG, which is Truth Media and Technology Group with truth social, which is incredible and far superior to Twitter. Just being the beginning. You will not want to miss it, believe me.

Chad Nedohin (01:54):

Alright, thank you Captain Deplorable. What do you think?

Eric Swider (01:59):

That does the greatest job ever. That is so hilarious.

Chad Nedohin (02:03):

It is so cool that he’s stepped in to help us out with, with content. If you haven’t, uh, seen this, folks go, it’s in the group. It’s way down in the post already. Maybe I’ll pin it to the top later, uh, right after the show. It is, uh, Jimmy Jimerson has, uh, got this prepared for us on, on behalf of Captain Deplorable. He’s got it posted. Give him a like and a RE-truth. Uh, Jimmy Jimerson is one of our great feedback gladiators. The, the, the audio isn’t working. That’s weird. I’m gonna have to fix that. Okay. So, uh, the one thing I want to clarify, and I don’t know if, did you catch it, Eric?

Eric Swider (02:43):

Well, before you go any further, Chad, can you turn on your camera on Zoom so I can see this shirt everyone’s commenting about.

Chad Nedohin (02:49):

Oh, right. Sorry. That’s better.

Eric Swider (02:53):

Oh, I like it. That’s nice. It’s look like you’re ready for a little vacation down here in Puerto Rico.

Chad Nedohin (02:59):

I would love to, to, I have not been to Puerto Rico in 10 years. We only stopped

Eric Swider (03:06):

Five. It’s beautiful island. And the greatest thing when you come down here, you can bring all your favorite shorts with you and get rid of the ones you don’t want while you’re here. That’s an island <laugh>, you know? So you just, you keep what shorts you, shorts you like, and you get rid of the ones you don’t want, you know?

Chad Nedohin (03:22):

Yeah. Or just disposing of shorts.

Eric Swider (03:24):

Yeah. Yeah. I was gonna wear my favorite shorts today, but it’s like they don’t fit me anymore.

Chad Nedohin (03:31):

Uh, <laugh>. Yeah. No, just, just a bunch of misfits. Uh, yeah. So, uh, yeah. <laugh>. Yeah, this shirt. My wife, my wife Can’t get used to it. I’ve never had Hawaiian shirts before, but just decided to go that way. <laugh>.

Eric Swider (03:49):

Alright, so, um, hey, listen, first of all, now that we have announced and made formal the, uh, the SEC approval, um, just want to thank any of the shareholders that are listening for your patients. You know, we’ve been saying since the day I stepped in that we have a plan. We’ve been working on a plan, um, that was something we had been working on since I took over as CEO. You know, I’m very, very careful with my words. I cannot speak ahead of the market, but, um, obviously it was a great week last week, uh, to finally get that vote behind us. You know, candidly, the SEC’s been, um, very timely working with us, candidly, and, uh, we were very, very grateful to be working alongside them, TMTG, and to, uh, to get that done. So we’re very happy it’s behind us. Hopefully, it, it, uh, you know, continues to restore some confidence in the markets for our, for our stock.

(04:48):

You know, I cannot tell anyone, advise anyone to buy our stock. All I can do is talk about the good things we have going on, and I can only talk about them in the context of, of non, uh, non-public information or non-private information rather. So anyway, I just wanted to, you know, comment on that. ‘cause I haven’t been, uh, here talking with Chad since we made that announcement. So we got, uh, you know, we’ve got that behind us. Now. We’ve got this vote here, and this vote is for an extension. A lot of people may ask, Eric, why are you, you know, coming out for a one year extension? You know, you got this SEC behind you, you got the DOJ behind you. Why are you doing a one year extension? Well, Jeff, remember, we are a, uh, we’re SPAC we’re a special purpose acquisition company, and it’s our job to protect the shareholders, make sure we have, um, all the resources that we need to get a job done.

(05:40):

And so if we think we can get the merger done in, in two months or in four months, but we need an extension, uh, you know, we management and the board feel it’s prudent to go for the full year. And so we, we think it’s the right thing to do. We think the extension is the right thing. Uh, we are urging all shareholders to vote for it. We really could use your support in this vote. We’re very confident. We’ll get through the process in time. We have a very, very, uh, organized team, very professionalized, very professional team. We are staying on top of the process as diligently as we can. And so I think that we, uh, I I think that, we’ll, we’ll, we’ll get through the process, but we definitely want participation from everybody. We want every shareholder’s, uh, voice to be heard. And so, uh, so, so we are urging and encouraging shareholders to vote yes for both items on the proxy. And then hopefully soon behind that we’ll have our, uh, final proxy. We hope, knock on wood, as a, as a SPAC out to our shareholder soon.

Chad Nedohin (06:43):

And Captain Deplorable even said, he said, Hey, we might even have a second vote soon. And I want you to vote yes for that too. So, um, I thought I’d just point, here’s

Eric Swider (06:51):

The Captain Deplorable.

Chad Nedohin (06:52):

Absolutely. Here’s to Captain Deplorable, everybody. If you got a drink, drink to Captain Deplorable, mine is just coffee.

Eric Swider (06:59):

Yep. I’m sticking the coffee myself,

Chad Nedohin (07:02):

Decaf. ‘cause can you imagine if I had caffeine <laugh>? All right, we have,

Eric Swider (07:09):

We have questions tonight. Questions about the

Chad Nedohin (07:12):

Vote. Well, let’s, uh, maybe Eric, what we should do, I’m gonna pull up the working screen for a second here, and I’m going to pop two things on, introduce it, and then we’ll take questions. So for anybody who hasn’t seen in the group on Truth, there’s a post out, uh, that has a summary of the voting information that is available in the DEF14A. I went through it and pulled it out. It’s there. Uh, and so you’ll see that there is the first and easiest way to do this is just to call Alliance Advisors. It doesn’t mean it will go perfect. Eric, I don’t know if you noticed some of the posts today that were, like, there was, there was a few things where people had say two accounts and they only had one of them, so they had to go back and look again and they’ll call them back.

(07:55):

So guys, sometimes there is a little bit of back and forth, but for the most part, I see 90% of the posts saying, call the number 30 seconds later, voted Done. So there’s that. Then there’s, you can also, if you have your control number, you can go to proxyvote.com and just put it in and vote there. Uh, you can email Sean, uh, Alliance DWAC@allianceadvisors.com, and that’s right there on the screen. And one of the nice things about that is that if you were in a place where this nu phone number is pretty much for, you know, the United States and Canada, unless you’re willing to pay the long distance, but if you, if you don’t have, if that phone number isn’t working for you ‘cause you’re somewhere else, um, there’s an email address I’ve heard there’s going to be, uh, an Australian phone number. Uh, it’s probably gonna be published in a future 8-K, right, Eric?

Eric Swider (08:46):

I, I, yeah, any of the numbers. I think they are doing a couple of international numbers and they will be published in, in any, in a follow on. Yep.

Chad Nedohin (08:53):

And then, uh, you can always vote through your broker like Robinhood already had theirs out. I didn’t know this Eric, but did you know that Robinhood is their own proxy material distributor now?

Eric Swider (09:03):

Well, that’s correct. They, they acquired, I think it’s, say Technologies and say was a, uh, proxy distributor that Robinhood acquired in order to address a lot of the issues that shareholders had been facing, not just in our vote previously, but, you know, Robin Hood, look, they’ve grown a great organization. They’ve grown very quickly. And so anytime you grow that quickly, you’re gonna have some kinks. And they worked ‘em out by acquiring a proxy solicitor.

Chad Nedohin (09:26):

And, and to be fair, like again, last time around, they were one of the, the worst ones to deal with. And this time they were the first ones out the door with an easy to vote proxy, uh, form. So I was really impressed, uh, to find that out. And then last of all, if you’re really having trouble and you look and Alliance Sean is here on Truth Social and he is here to help. I’m gonna go to his profile in second. Uh, the DEF14A from oh 07/17 recommends that, you know, the man management believes, uh, you can say it, Eric.

Eric Swider (09:57):

Yeah. Management does believe that we, you should support this vote. We think it’s the best interest of the shareholders. Um, we are encouraging you to vote. Yes. Um, I’m, I’m watching some of the ca uh, the comments in here like Real Rat, um, and other people talking about some shares showed up, some didn’t. You know, let me tell you this, um, Alliance is one of the most professional in the business. We are very grateful to have them working for us. I can assure you, they will do what it takes to get your votes cast. So if there’s a problem, don’t feel like you can’t call ‘em back and call ‘em back. You know, be courteous with them, be patient. I promise you they’re trying, there’s one thing I can assure you. Um, Alliance is here to make sure your shares get voted. And so if there’s a problem, just be patient, be courteous, give ‘em a call.

(10:42):

If anybody’s gonna help sort out a problem, it’s gonna be alliance. Um, you know, we, we did just get the process kicked off. You know, anytime you get something started, I’m sure in the first couple hours, couple days, there’s gonna be some, some kinks that’ll be worked out. But don’t get there. I really encourage you to, you know, don’t give up, call back, be patient, be courteous. Give ‘em all the facts, get all the information. Alliance is here to get your vote in. They are not the enemy. They are here to help you get your vote in. They’ll do what it takes. They’re a fantastic company. I can’t say enough good, good about them. Um, the other thing that I would encourage is, uh, is, you know, to, to amplify this vote through any means you have necessary any of your other social media accounts, any, you know, um, social networks that you’re in, anything you can do to amplify this vote, I would encourage you to amplify it. Make sure that you help get the word out there. Uh, that’s the most critical and important thing is to really amplify and get the word out there and make sure all the shareholders know. So we’re very, very grateful for your assistance in that. Uh, we’re doing everything we can through social media blasts and campaigns, et cetera. But obviously anything you can do, we are really, really appreciate it.

Chad Nedohin (11:55):

Yeah, I mean, really the shareholders can amplify this voice 10 times very quickly, right?

Eric Swider (12:03):

Yeah.

Chad Nedohin (12:03):

I mean, you, if you’re at

Eric Swider (12:05):

100% yeah.

Chad Nedohin (12:06):

Work church, your neighbor next door is maga, he’s, and he’s your brother in Christ. And you say, Hey, you know, uh, do you have DWAC shares? Oh, you do have, have you voted them? Oh, you know, I didn’t, I didn’t know there was a vote. You’ve just reached somebody else. Yeah. And uh, so this team watching, I mean, we’ve got 260 people watching Eric this, these 260 people could reach if each person reached four people, that’s, that’s a thousand voters right away,

Eric Swider (12:33):

Right? Yeah.

Chad Nedohin (12:34):

So, so fantastic. Um,

Eric Swider (12:36):

Go ahead. Yeah, I, I see some random questions coming in about the 10 K and 10 Q really can’t comment on much. And I know you guys get tired of hearing me say that, but I can tell you that every time I speak, we get an email from the SEC or from the NASDAQ. Um, every time they listen to everything I say and or somebody reports everything I say. So I really have to be careful not to talk ahead of the market, cannot do selective disclosure when I tell you about the filings as management is well aware of the deadlines and things that need to be done. And, uh, you know, we continue to work very hard to make sure that we remain compliant and become compliant, um, in, in everything that we we do. So, you know, don’t, don’t feel like we’re, we’re, we’re letting things fall through the crack because we’re not

Chad Nedohin (13:28):

Because you’re hanging out here with us <laugh>.

Eric Swider (13:31):

That’s right. That’s right. Yeah. We’d probably have it done by now if we weren’t hanging out with Chad.

Chad Nedohin (13:36):

Yeah. Taking all that time. Sitting on the beach. Yeah.

(13:40):

<laugh> actually, I do live on a beach. It’s the one beach in Edmonton. They, it’s a manmade thing. They, uh, because because we don’t have any nice beaches in Alberta, like, I guess shouldn’t say a wbb, em, and there’s a few, but they literally made a manmade beach for this community. And you can, you know, if you live here, you pay your

$500 a year and you have access to a beach, which is crazy for frozen Alberta. But, um, I, back to, I was just gonna make a note about Alliance ‘cause you were talking about the professional behavior. I threw, I pulled up Alliance Sean’s profile here on truth. Uh, did every anybody notice he got a red check mark today? Didn’t you notice that, Eric?

Eric Swider (14:17):

I did. I certainly did.

Chad Nedohin (14:19):

So, uh, that being said, it’s, it, uh, helps with the professional nature and it helps people reach out because now it’s, you know, guaranteed that is an Alliance advisor’s account. So there you go, guys. There he is. If you, uh, tag him in stuff, if you see people having questions that you can’t answer, tag him. Uh, he’d love for you to tag him. And I think you’re gonna see some posts from him too. Oh, go ahead Eric. You can, I know you, you, I see you excited to answer some questions.

Eric Swider (14:44):

No, no, no, no. Go, go ahead. I, I’m just reading here. Just trying to keep up with some of the, um, some of the questions here. Um, yeah, no, there’s a little under 400,000 shareholders, but yeah, that’s a correct number. Um, you know, yeah, there was a lot of volume on Friday. That doesn’t mean that there was a turnover of 30 million shares. That’s the entire flow. Um, that just means robots were trading robots. Were just trading the stock, trading the same thousand shares over and over and over or, or the same hundred shares over and over. Just clipping points of a penny all day long. Up and down the, the chain. Um, black box trading. Um, let’s see here. What else can you

Chad Nedohin (15:27):

Explain black box trading? ‘cause I don’t think everybody understands that they’re the big boys are just running computers.

Eric Swider (15:34):

Yeah, so black, black box trading is a phenomenon that took, took hold to the markets about 15 years ago. And the way that it started was when we started getting faster computers and, and a lot of really smart people coming out of, uh, math programs that did a quantitative analysis. And maybe you’ve heard the term quant, right? You say, Hey, I, I hired a quant, or, you know, they’ve got a great quant. That’s a, that’s a person they hire that does quantitative analysis on equities. And so these quants would write, um, algorithms and just train computers to do high speed trading of, of stocks. And they would look for things inside the market and the algorithms would spot them, and then they would trade as, as quickly as they could. And it’s, it’s really grown since then. It’s grown into some things that, um, a lot of people feel is, is unfair in the market.

(16:29):

And so what happened, um, once this became a mainstay in the industry, instead of trying to limit it, it became a competition who could do more of it? And so what would happen is more and more firms would get faster computers, better quants, and then the race came on to who could get the widest amount of bandwidth directly to the exchange floor. And so people were literally paying to have fiber cables run hundreds of miles to their office, and they would pay for it, and then anybody else could get on it. And the reason they were doing that is they wanted the higher speed access to the exchange. And then the next thing that, that these big firms realized is, well, let’s just put our exchanges closer. So they would just move their trading floor closer to the exchange. And then the final step of it was the exchanges just leased space inside of the exchange.

(17:26):

And so inside of the exchanges, you now have tons of high-speed computers that traders rent and put their quant, their algorithms on. And so now if you go to, whether it’s the Chicago Board of Trade or the NYSC, especially in Chicago, uh, you know, you go back 15 years ago, you had hundreds and thousands of brokers running around on the floor trading live, and they’re gone now. They’re all gone. It’s an empty floor. They’ve all been replaced by computers that are sitting down in the basement. And the, the name of stock trading today is all about who can get the information the fastest and trade it the fastest. And we’re talking microseconds, micro microseconds. And, you know, they do things like front running, which is they see your trade come in, and let’s say you want to buy a stock at $20, they can see your trade coming down, the fiber optic, and literally they’ll trade it right in front of you and then trade it up to you for $20.

(18:22):

Um, and it’s unfortunate reality, but that’s what our markets are today. And that it’s almost all black box trading and it’s black called black box. A lot of times you don’t know who owns the box, the, the computer that has the algorithm on it. And so that’s black box trading. So I’m, I think probably accounts for most of the volume of the exchanges. I don’t know that to be true, but, uh, but I think that would is the case. And so, um, yeah, so anyway, that’s, uh, that’s where a lot of that volume comes from. Um, let me see here. So look at some more of these questions. Um, any of the black boxes trade, ‘cause they make a lot more profit than traders do. Uh, let’s see here. So going back onto the trade, I mean, not to the vote, the official materials will be voted, I mean, sent out to everybody.

(19:15):

They’re, they’re preparing the mailer now. I think they’re going out on Wednesday. You know, over the next couple days you’re gonna be getting a lot of email. We’re gonna be holding more social media events, um, doing more social media advertising. Uh, but it is official. The information’s public, you can go out and vote. Now. A lot of people have already voted, so we can encourage, you know, vote early, get out there, vote now, and we will, you’ll still see additional, I see some, uh, international stuff coming up. We’ll make sure that there’s, uh, plenty of international phone numbers for people to call. Alliance is doing a great job to make sure it’s easy to vote and you’ll continuously see more information come out.

Chad Nedohin (19:54):

They are doing a great job.

Eric Swider (19:56):

Yeah. I see a couple times a question coming up about do we definitely need it? So, um, remember like I said, the beginning that whether that we’re, we’re, as we’re a SPAC and our job is to do a strategic merger, that’s what our job is, is to finish the strategic merger for our shareholders. And so we’re coming up on the end of our term, uh, September 8th. And so we need, we need to be cautious about that. Let’s just say that I thought we could get the deal done by September 1st. It would be irresponsible of me not to go for an extension, because if something goes wrong and I don’t make it on the deadline, we’re we’re done. So we have to get an extension. It’s the right thing to do. Now, if you’re gonna get an extension, even if you think you can get it done in two weeks or 30 days, you just get the year. It doesn’t cost you anything more to put it in the vote. Just get the year extension. And that’s why we think the shareholders should vote for it. We support it. We think that you should as well.

Chad Nedohin (21:01):

Yeah, I mean, it kind of falls into your fiduciary duty as the CEO, right? Like

Eric Swider (21:05):

To do one, 100%. That’s why I can publicly encourage shareholders to take the vote. We believe it is the right thing for the shareholders.

Chad Nedohin (21:15):

That’s good. Hey, um, really quick, we’ve got some donors. I’m just going to, uh, gonna read their comments. If you saw that. Mike, Mike Kay, we love you. Um, Mike k sent a lot of letters, I mean, a lot of letters for us during DWAC the SEC. And here he is donated. Thank you so much. He says, Eric, you and the DWAC team and Chad have affected many lives for the better. Thank you, sir. That’s Mike k Mike, we love you. I’m gonna pop your account up on the screen. This is Mike k he is a DWAC gladiator, guys, give him, give him a, a follow there on truth. And of course, Stefano just continues to humble us every week with these, these incredible donations. If you haven’t followed St My brother Stefano, you know, my Canadian brother here, uh, give him a follow. He’s also been encouraging everybody. So I just thought I’d inject that in the middle there, Eric, that we’re have, we have people donating and it’s, uh, with the, they’re not called Super Chats here. They’re called Rumble Rants. So thank you for the Rumble rants, guys. And we now back to the questions.

Eric Swider (22:15):

Yeah. So, um, no, we don’t need an extension to file an S-4. You know, I, I cannot talk about where we are in the process. Can’t talk about timing. Um, I just can’t talk in front of the market. But what I can tell you, as I’ve said from day one, we are a SPAC. It’s our job to deliver a proxy, vote for a strategic merger. That’s our job. That’s my focus. I intend to do it. And I think I said that on the fir first podcast on here.

Chad Nedohin (22:45):

And you’ve, you’ve been so far, thus far, been true to your word. We have not seen this much action in more than a year. I mean, we have haven’t had this much hope in terms of, you know, successful merger in a long time. And I mean, Friday was huge, not just numbers wise, but I saw a lot of people that were very happy, people that were like, just ecstatic. And we have not seen that kind of, I mean, the groups, the, the DWAC group blew up. We went from like five posts a day to like, or I wanna say 10 posts a day to like a hundred people are just, they’re back. And which does, I mean, I don’t know if you if you see it this way, Eric, but I think that helps with the vote because now people are paying attention.

Eric Swider (23:25):

No, of course. And yeah, look, it’s management’s job. We are, we work at the pleasure of the board on behalf of the shareholders, period. We don’t run this company for ourselves. We run this company at the pleasure of the board on behalf of the shareholders. And so it is important that the shareholders know what’s going on inside their company. It’s important that the shareholders have full disclosure to all information. It’s important that the shareholders participate in the votes and participate in the direction of the company. And that’s why we think anytime that shareholders are participating, you know, even when they’re asking uncomfortable questions, it’s, it’s good. That’s the right thing. Um, sometimes we don’t like the questions, but we answer the questions. And as management, we really try to remain apathetic, right? Sometimes I hear people say, oh, this person’s, you know, um, you know, being negative or beating up or whatever. Or if, if it’s a shareholder with a legitimate question, I, I don’t like or dislike, it’s a question. It’s a question everybody has, has a right to a ask a question. And so, um, we’re always glad to see when, when shareholders are engaged. So yes, it, that’s a good thing.

Chad Nedohin (24:37):

And as you can see, we’ve got, uh, wow. Like I, the, the sheer number of names I recognize in this list is incredible. This is, this is, uh, this is a huge part of the following on, uh, and so they’re, people show up to hear your, you know, to hear your opinion on things.

Eric Swider (24:53):

Hey, so TMT1 is asking the question, you said, you know, every shareholder how many shares it’s own? Uh, and it says, why don’t you call, let’s say you had to call every one of the proxy vote. Um, I, I, I haven’t looked at what the number is, so I can’t say a number out loud because if I say a number and it’s wrong, I, I promise you I’m gonna be getting a, a call. I need to file a statement with the SEC and the Nasdaq. So I cannot, I just can’t answer it. I don’t know what the number is as of right now today. Um, but what I can tell you is that if they have to call every one of ‘em, literally they will do that. That’s what Alliance is set up to do. So they’re great company, very happy to have ‘em on our, on our side.

Chad Nedohin (25:32):

And they did this last time. They did make those calls last time.

Eric Swider (25:36):

Yeah. Um, I, you know, I have not looked at the Telegram, but I’m happy to go on there. I’ll look up the DWAC, TMTG on Telegram. Um, I’m happy to get on there and, you know, uh, share any thoughts? I can make a note on that.

Chad Nedohin (25:51):

Oh, Mo, Kathy, it looks like Eric’s coming your way.

Eric Swider (25:57):

Yeah,

Chad Nedohin (25:58):

If you go, if Eric, if you go in there on Monday or Wednesday afternoons, you’ll see the fire game where they’re <laugh>. They’re, they’re playing their game of trying to predict the, the closing price for the day. And then I believe, correct me if I’m wrong, I saw Kathy in her earlier, I think it’s Tuesday and Thursday, they do the bucket game where they try and predict the total volume for the day.

Eric Swider (26:18):

So x it’s fantastic.

Chad Nedohin (26:20):

It’s, and then you’ll see if you go in there, you’ll see by each of the users’ names, you’ll see these little goat emojis with a, with a number beside it. That’s how many times they’ve won the guessing game for the price, and then the bucket with the number. And that’s how many times they’ve won the volume game. So quick introduction to that group. And that’s where, and I, I haven’t checked yet today, guys, we won’t have a Monday gloat, uh, bit to see who won. But, uh, we’ll get back to that next week. I know not everybody’s a fan of the Monday gloat, uh, bit. I know there were some shareholders grumpy, so we’ll take a break from that for a bit.

Eric Swider (26:58):

I keep seeing questions about updates. Yeah, let me talk, um, to legal and see what we can do as far as sending updates on the numbers. Um, you know, we’re happy to do that if, if we can, as long as we can, can do it without breaking any rules. Turns out there’s a lot you can’t do when you’re running a public company a lot. You can’t talk about <laugh>. And, and I’m glad that, that the shareholders are starting to understand that, you know, I know people were frustrated the first couple months, you know, all I could ever say is I can’t comment, I can’t talk about it. Um, I’m very grateful people are are getting used to me saying that. ‘cause regrettably, uh, you know, I, there’s just so many things I can’t talk about.

Chad Nedohin (27:40):

But because you didn’t, there is this kinda stuff that gets to come out where we find out that we have a settlement and we’re moving forward, right? So in the end, it pays off. And I think, you know, if, if anybody wants to, to jump in the comments and say this, but from my perspective, Eric, um, it’s hard till you get the first win, right? So you, you sit there and say, I can’t talk. I can’t talk, I can’t talk. And then you get your first win and people go, okay, well, he can’t talk, but he’s producing results. And I think somebody, I’m trying to remember who said it in the in on truth, I saw somebody said, uh, Eric is all action and no talk <laugh>. So, so I, I liked that.

Eric Swider (28:21):

Wow. That’s a good, that’s a good thing to be accused of. Um, yeah, I see somebody commented on a couple things. Uh, yeah, as soon as we get the vote done, there’ll be an announcement that came in from Optimist Prime. Um, Jing Jo, hear your concerns. I think that, uh, you know, hopefully we’re not gonna have a repeat this vote. I, I don’t know that we’ll have to keep delay it, delaying it. We don’t think so. We hope not. Um, uh, what else? Look, I think it’s gonna be a, a good successful proxy. We really appreciate everybody’s support. Management would encourage you to support the proxy. We encourage you to support the extension. We think it’s the right thing to do. Um, we, we think it’s a a right thing to do for, uh, uh, for the shareholders.

Chad Nedohin (29:10):

I’m gonna throw something. All right, something else on the screen really quick here. Uh, where is it? I’ll play that in a second. But, uh, Northwell posted it. Here we are. This is, um, did you see this Eric? This is, uh, Andrew Northwell, the Chief Operating Officer of True Social. Uh, he’s having a meeting with content, so that’s North Wall back there. And he’s having a meeting with con young content creators, bringing them to the platform and getting them away from our competitor platforms.

Eric Swider (29:45):

That’s fantastic. That’s good to see.

Chad Nedohin (29:47):

And then right after that, this young guy, I’m gonna play this, I, uh, I’m gonna try and bleep out the audio on you guys, uh, because they’re this, this liberal gentleman is not good at keeping his language clean. Uh, and so this is one of those content creators today.

Content Creator in Video Clip (30:04):

What are your pronouns? Go f* yourself.

Chad Nedohin (30:06):

Oh, he bleeped. Those

Content Creator in Video Clip (30:07):

Are your pronouns. No,

Interviewee in Content Clip (30:08):

You have a true social thing. You’re a maga a*. Get the f* outta my

Content Creator in Video Clip (30:11):

Face. Why you get so mad, brother? <laugh>?

Chad Nedohin (30:13):

Because I was very You’re asshole.

Content Creator in Video Clip (30:15):

You’re not being inclusive though. It’s 2023. You’re not respecting my pronouns. You <laugh>. Have a great day.

Chad Nedohin (30:22):

<laugh> filming the

Content Creator in Video Clip (30:25):

Private property. What’d he say? He, he filming people on private property. Oh, no, that’s not, he identifies as a camera. His pronouns are camera. You got it. You know, it’s funny ‘cause it’s always the white liberals that get so triggered.

Chad Nedohin (30:36):

Sorry, I had to

Eric Swider (30:39):

Oh, pronouns

Chad Nedohin (30:40):

Fantastic. Are camera.

Eric Swider (30:43):

That’s fantastic.

Chad Nedohin (30:44):

Oh, so hey guys, that’s another one. If you want to give, uh, Shane Shay Rich, uh, a follow, uh, I see that Northwall is, is trying to promote ‘em. They’re, what they’re trying to do is bring, bring in business. They want to take away people from Twitter. And if we can have this here, because I don’t know if Eric, did you see it yesterday?

Eric Swider (31:07):

What’s that

Chad Nedohin (31:07):

Twitter announced that they’re going to be, uh, muting and completely, uh, shutting off all reach on what they call hate speech again. So a video like this would get zero reach.

Eric Swider (31:19):

Wow.

Chad Nedohin (31:20):

Wow.

Eric Swider (31:21):

Good for them.

Chad Nedohin (31:22):

You know, to me that’s rocket fuel for the, for the stock. So, um, feels pretty good. Yeah. Anyway, I thought I’d just interject with some fun things. Just keep the content rolling.

Eric Swider (31:36):

It’s crazy, crazy country we live in. I mean, if you think something’s has speech, just don’t watch it <laugh>. Like, if you don’t like what I have to say, just don’t listen to me. I keep listening to that guy I don’t like, and it doesn’t feel good.

Chad Nedohin (31:53):

Yeah. I know where it’s like, they’ll come on your, your truth and they’ll be like, Hey, I, I don’t like you. Okay, well just go over there and you’ll be okay. Yeah. <laugh>.

Eric Swider (32:06):

All right. Whatever.

Chad Nedohin (32:07):

Yeah. All

Eric Swider (32:08):

What else? What else? Anything else?

Chad Nedohin (32:11):

Uh,

Eric Swider (32:11):

We do. I’ll let you guys back your evening. I wanna thank everyone for your support. I really, really appreciate everyone’s patience. I hope you will support the vote, uh, to the SEC and Nasdaq. I hope I didn’t say anything tonight. I shouldn’t have. I tried not to. I don’t think I did. Um, so anyway, thank you again, everybody, we hope you support the vote. Go out and vote. Tell your friends, your neighbors, your neighbor’s dogs, your neighbor’s, neighbor’s dogs. Tell ‘em all to vote. Anyone that holds shares go out and vote. We really appreciate it. We hope you’ll support the proxy.

Chad Nedohin (32:41):

Midnight bark for the, for the vote. Forget which design. All right, let’s, uh, sign off. So, uh, God bless you all. And, uh, which, who, Eric, who should we DWAC tonight? <laugh>. There’s not really, we’ve been, you’ve kind of DWAC’d everybody.

Eric Swider (32:59):

Huh? There’s gotta be somebody left.

Chad Nedohin (33:00):

We could, we could, we could DWAC some white liberals, <laugh>. We could DWAC the shorts.

Eric Swider (33:06):

I really try to, well, listen, I can’t say nothing bad about shorts. ‘cause you know, I’m sure some of you have something to say about that.

Chad Nedohin (33:11):

All right, well, I can say something about the shorts, so I, let’s do it. So tonight we DWAC.

Eric Swider (33:16):

Whack you want to, man, it’s your show.

Chad Nedohin (33:18):

That’s right. And I, and, and the na and the, uh, SEC has nothing, nothing over my head. So, uh, God bless you all. And to all the short sellers out there, you’ve just been DWAC’D.

Episode 64

Chad Nedohin (00:00:00):

Okay. So tonight, actually, the very first thing I see here is I see spaghetti sixties last week. There were two donations there, uh, that did. We got rushed off the show at the end, and we kind of, and we missed bringing these up and reading your rumble rants. So, spaghetti 60, here’s, here’s for you. Uh, this is you Ed Harris, spaghetti 60. Thank you. This is Ed. He is a DWAC gladiator. And we have one more. Uh, but first we actually, let’s just run the DWAC. Gladiator

(00:00:37):

Was dead on that, that, that, okay. Uh, and then also ski. Thank you so much for supporting the show. We’ve been taking these donations and using them for advertising. I’m not keeping them for myself. Uh, we use them to pay for a final cut and for advertising. So we are just using them to go towards the, the cause. Oh, ed, thank you so much again, ed, you didn’t, you didn’t have to. That’s, that’s very, very kind of you. Um, and so thank you for that. It really does help us. It gets, helps get the word out. We, we used it to pay for advertisements for that clickbait video we had for voting. Joe, did you see that? The one with me going like this? I’m seeing

Joe Caruso (00:01:15):

Which, which one I’ve seen a lot. The,

Chad Nedohin (00:01:18):

The one where I’m going like this and saying, have questions about the vote. Oh,

Joe Caruso (00:01:21):

Yeah. Yeah. It was good.

Chad Nedohin (00:01:23):

And believe it or not, guys from the raw data, we reached almost, uh, there was 39. There was 39 total. It was something like 1800 voters with that, with that ad. So we reached 1800 unique users that clicked on and watched the video for some length of time. And so, uh, and we know we were getting that some engagement. ‘cause in the comments there was, there was various things like you could click on there and we were getting a flood of followers. We were getting a flood of subscribers, so it was working. So we’ve been using that money and putting it back towards the cause. Um, and so thank you everybody that for donating and being part of this, this, okay, let’s, let’s get to our main segment. Midnight. Uh, and I, I don’t know why this chooses tonight to be such a pain, but whatever.

Joe Caruso (00:02:11):

It’s because, it’s because I’m here <laugh>.

Chad Nedohin (00:02:16):

Let’s hope not. I’m jinxing you. Let’s hope not. Actually, you know why it is. It’s ‘cause this office is, is, uh, 90 degrees right now. The HVAC we’re in here finishing up the air conditioning and the air conditioning was off all day. And this is hot as it is. And so, um, the equipment is probably hot and the processors are probably not working at the speed that they should be. So, um, yeah. So that’s where we’re getting our glitchiness. It’s probably the heat. ‘cause we haven’t had this problem before. Okay, so let’s, uh, go into this tonight. Tonight we are going to interview Joe. So, Joe, first question, everybody, there’s two things, two housekeeping issues. Tonight we advertised Eric Swer. Joe, do you see Eric here tonight? Now he’s,

Joe Caruso (00:03:00):

No, I, I can’t see him.

Chad Nedohin (00:03:02):

He’s not here. Uh, but I’m gonna say that there’s going to be an extra special troll joining us Uhoh in the live chat. So watch tonight through the show, you will see a mega troll come in and it’s gonna be fun. Okay? Uh, second housekeeping issue. We are gonna take questions. We’re gonna be watching the, the chat feed and, and, and, uh, get, um, and get some questions answered as Joe can answer them. So, Joe, tonight, how’s the vote going?

Joe Caruso (00:03:34):

I can’t tell you. Ah,

(00:03:39):

Look, uh, you know, and, and I, I think I’m getting some feedback on your end. I’m not, I’m not sure if that’s, um, there we go. That’s much better. Um, you know, you can’t comment on, on, you know, on where the vote is. Uh, obviously that the general public, because it could have ramifications. Um, you know, people could trade off of information like that and, and it could cause issues. So we can’t comment on that. What, you know, what I can comment on is, um, almost 30 years of doing this with th when I’m thousands of companies, um, and, you know, we, we work with actively over 1200, uh, companies globally. I have never seen a more engaged, uh, management team or engaged management like I’ve seen with, uh, with Eric, uh, with Alex. Uh, they have been absolutely on top. Uh, they’ve been engaged.

(00:04:37):

I, I obviously, I’ve, I’ve watched the shows that you’ve put on. Um, I’ve, I’ve seen a few CEOs. I could count them, uh, probably on one hand. And I know it’s, it’s not easy because of the amount of retail investors. So I am very confident in the, their capabilities, and I’m super excited to be partnered with them in, in getting this vote. And when you have an engaged company or engaged client and management, it makes life a lot easier. And, and you work, you work much better together. So, you know, I’m confident that, that, you know, I’m confident that the, their, their work and their, their initiatives, uh, are gonna pay off

Chad Nedohin (00:05:18):

Well. And, and, uh, you know, I I can say the same thing. The, for the amount that I know them, they, it’s a, an amazing team. Like, really outstanding compared to what you’d expect. Uh, that being said, there’s a que first question in the comments from the super troll <laugh>. Uh, this is Palm Ster. Palm Palmer. I’m, I’m trying to figure out what this is for a name, but this is, this is Eric, by the way, and he says, I’m here to troll. Joe, I have a question for him. Where does he get his boyish good looks from?

Joe Caruso (00:05:50):

I can tell you I get my gray hair from him. <laugh>.

Chad Nedohin (00:05:55):

Oh, there’s another one. Okay. <laugh>. Uh, wow. Alright. So we’ve, we’ve answered how the vote is going, and we’ve, uh, figured out where your gray hair has come from. So next I’m gonna ask you, uh, can you tell us about Alliance Advisors? Because people only know, most people only know about Alliance Advisors for their interface with them for the vote. What do you guys do, like as a company? What does, uh, what’s, what’s the company all about?

Joe Caruso (00:06:26):

I have no idea. No, I’m kidding. <laugh>. Um,

Chad Nedohin (00:06:31):

Just the CEO.

Joe Caruso (00:06:33):

We, we, um, we, it’s a, it’s an interesting, it’s a, and I I wanna go quick ‘cause I’d, I’d rather focus a little bit more on DWAC tonight and, and why I am here. But, um, we work with, as I mentioned before, right now, probably around 1200 companies, uh, globally. Uh, every, you know, every market cap, every industry. Um, and what we work with them on is not just getting the shareholder vote, um, but we advise them on governance related issues. Um, we provide advice on, um, on compensation related issues. Uh, we, we monitor the, the buying and selling of their stock, uh, and to investor targeting, investor relations. Um, in the case of, of digital world, it’s more retail engagement. Um, we have areas that just focus on print mail, tabulation, um, and, uh, it’s, so, it’s, it’s, it’s a, it’s a, I’ll call it a multifaceted shareholder communications business.

(00:07:33):

Um, but in the case, which I found interesting, I always found it to be interesting, at least from my background, is how do you get a lot of people to do something in a relatively short period of time? And, and that’s where these retail communications, uh, fall into place. Most, most large companies, if you think about it, most, you know, uh, uh, uh, large cap, uh, companies, in fact, many, most mid-cap sized companies, they have a significant amount of institutional ownership. So when you work to obtain a vote, you could have a communications program that, you know, you go out and reach out to, you know, 10, 20, 30 investors, um, you know, on a more scheduled telephone call and discussion. This is, you know, it’s corralling a lot of investors across the globe. I mean, there’s, there are shareholders in so many countries, uh, not just a matter of, not just through the United States. So it’s a matter of how do you have more of a, uh, you know, a, a strategic communications, uh, uh, program, and you have that defined period of time. So that’s what makes it a little bit more tricky. So, but yeah, no alliance is, um, you know, it’s a, it’s, it’s, it’s a very diverse company that focuses on everything from, from, uh, corporate advisory work to, to communications.

Chad Nedohin (00:08:49):

So that’s a lot of stuff. So just doing proxy votes isn’t really, is is a part of it. But you guys have, you guys have a lot on your plate.

Joe Caruso (00:08:57):

Yeah, I mean, anything from, you know, the, the, the latest and greatest, which, you know, which, you know, some people are in different camps on, on ESG advisory to, you know, whether compensation plans are in line with what, what institutional investors are looking for. So there’s, we have so many different groups of people that, that focus on that stuff. The retail stuff, like I said to you before, is more, um, I would say it’s more, uh, labor intensive, mechanically intensive, meaning printing and mailing, texting, emailing, and knowing, you know, what part of the file to hit at what particular point in time to get the best results. So it’s more, it’s just, it’s just more of a strategy game. Um, so it’s that, that’s, you know, so we, we also, at least as far as, you know, our, our company’s concerned, we also focus on, um, uh, not really corporate solicitations, but mutual fund proxies. Um, so you have, sometimes you have files, you know, you’re gonna have shareholder files that are in excess of 10 or 20 million accounts. So those become a little bit more, yeah,

Chad Nedohin (00:09:58):

That’s a lot. I mean, we, we, although in this, this case, it’s, you know, retail file here is, is, you know, 400,000 ish. Um, how often do you, actually, I’m gonna answer a question. Ask a question here. First common sense gal says, how many countries, uh, have DWAC shareholders? Is that something you guys gonna see?

Joe Caruso (00:10:17):

I, I don’t, you know, off the top of my head, I don’t. I, I don’t know. I, I, I wanna say, you know, just from the top of my head, there’s gotta be around 20. I mean, from what I, from what I’ve experienced,

Chad Nedohin (00:10:29):

20, Hey, that’s, and then we, and of course, you know, the primary being United States and some Canada, but we, we do have some, some shareholders from, uh, the UK and Australia that I’ve already interfaced with Germany. Uh, but just, you know, there’s, there’s quite a few out there. Uh, speaking of shareholders tonight, we’re gonna cycle through as we ask Joe questions and answer, and Joe answers questions. We’re gonna cycle through some of these videos that we’ve got, um, queued up here of shareholders, uh, who have been making voting videos for us. So this, the first one here is from Mark Willis. You guys might remember him, uh, because he was very active with DWAC the SEC still is, and he was in DC with us. Here’s Mark.

Mark Willis (00:11:14):

I voted my DWAC shares through Alliance Advisors to yours today.

Chad Nedohin (00:11:20):

Thank you, mark. Uh, let’s move on, uh, one more here. We’re gonna go from Huster Huster,

DWAC Shareholder Hughster (00:11:28):

DWAC, fam. I voted, have you.

Chad Nedohin (00:11:33):

Nice, Hugh? Uh, I think he <laugh>. All right. Let’s, uh, let’s jump over to our interview screen and ask a few more questions. Okay. So tonight, let’s, there was a question, a big question specifically about, uh, issues with proxy distributors, uh, not turning over the vote, or people not being able, so they call you and they say, Hey, I want, did my vote that I put in with the broker, did it get counted? And then the agent on the end can’t find them or can’t find the vote? Could you explain a little, a little bit about how that works and how it’s, I mean, it sounds scary, but there’s a system and that you’re working on things and how that, how that plays out for our vote?

Joe Caruso (00:12:14):

Yeah. I mean, so, so when, just always remember, there’s, there’s one thing people, many shareholders always, or many shareholders, seem to forget. Um, when they set up those brokerage accounts, they make a determination at the time they set the account up, whether they want to be considered a, an objecting beneficial owner, or in our world, we call it an oboe, when they object to having their information shared. When the company like DWAC or their, their proxy advisor like Alliance, um, has access to shareholder records through intermediaries. And I’ll explain that in a second, which is basically the, the records from the, the brokers and, and banks, if they’re registered as an objecting holder, we can’t see them. Hmm. They could, they could vote their shares in through the, the mail or the internet from the card they get, but we won’t have that record. What it means is it’s not allowing the company or their, their, um, uh, agents to contact them.

(00:13:15):

Ah, and so when those folks call in and say, Hey, did I vote or Could you see my account? We can’t. Um, and what we could do is we could, we could guide them through the process, um, you know, they could call, and, and at that point, that’s where it starts to get tricky. Depends on who the broker is. Um, and to find out if the shares are counted. I mean, I, I know online, you know, depending upon what online source you use, they’ll have it. Um, if they’re a Nobo or non-objective, beneficial owner, meaning they didn’t, um, uh, check the box to be, uh, omitted the company and, and their agent have access to that information, and we’re able to provide, uh, information as to whether they’ve voted or not. If they voted through Alliance, we would have a record of it. If they voted directly through the broker, we wouldn’t, we would just know if they voted or not.

(00:14:05):

Ah, um, yeah. So, so, so that’s where, because the broker’s not gonna share the voting information, although we have access to the, we know who the account holder is. And on a, on an interim basis through the day from the three major sources of shareholder records, Broadridge, uh, say Technologies, which is Robinhood, and Median

Communications, which is a smaller version of Broadridge, they will send files over, um, with respected account numbers to identify whether they voted or not. And if they didn’t vote through us, I won’t know how they voted. I’ll know that they voted. Um, if they voted through us, we transmit the votes over to those intermediaries, and then they register whether they voted or not. So, so, so it’s a, it’s a, it’s a, it’s a, it’s a process. So for instance, if you sent, if you voted online at 12 o’clock and called us at one, I might not have that account voted yet.

(00:15:00):

Mm. I might not see it till three. So, so there’s, there’s a, there’s a time gap of a few hours, so you gotta give it a little bit of time, right? Um, so there’s the non objecting, objecting holders. On one side, there’s how you voted, like where you voted through on the other, and then there’s the timing of when you voted. So those are the three things that, that are gonna take, um, that, that you have to take into account when, when trying to find out, you know, if, if and how you voted by calling us.

Chad Nedohin (00:15:27):

But the overall is that at the end, when everything is tallied up, if someone voted, you’re going to whoever, is it you telling the vote, or is it the distributor? Like whoever tallies the vote’s gonna have it all. It’s gonna be there

Joe Caruso (00:15:38):

At, at the, at the end. Yes. Uh, the other thing, the other thing is, uh, the, the shareholders who, uh, who submitted their votes should also get a confirmation or a written, or an email confirmation. Um, so, you know, at least through, at least I know through, through Broadridge, and I believe say, and media do it as well. Um, but yes, at the end of the day, you know, assuming you didn’t vote, you know, you know, after six or seven or eight or 10 o’clock at night, you know, the night before the cutoff, most likely everything will be in by the time the meeting comes. It’s just more of a timing issue.

Chad Nedohin (00:16:14):

Uh, did we lose the stream? I think we lost the stream.

Joe Caruso (00:16:22):

We did.

Chad Nedohin (00:16:23):

I only see one watching did Rumble Crater on us. This, that would really suck. Hang on. I don’t know. Uh, let me see if it’s still there. Uh, on my phone. ‘cause on my computer, uh, we have no sound. And, uh, I see only one person watching, unless, Nope, there are 300 people watching right now. It is live. Here you go. We, we are, it’s just my computer that’s showing one person watching. So that’s, we,

Joe Caruso (00:16:50):

We were not sabotaged,

Chad Nedohin (00:16:52):

Uh, yeah, no, we’re still here. Okay. Uh, I wanna read a comment from Eric. He says, as part of our responsibilities to the shareholders, we interviewed many solicitors and will tell you with confidence Selecting Alliance was one of the best decisions we’ve made. Those are not empty words. So that’s a, that’s a pretty big compliment for you there, Joe. Wow.

Joe Caruso (00:17:13):

Appreciate it.

Chad Nedohin (00:17:15):

Uh, thank you. And then Eric says, what amazing collective of shareholders, uh, oh, I see Jimmy’s in the house. Jimmy says, Hey, captain, just call Alliance Advisors to vote at 1-877-728-FOUR 9 9 6. And you know what? Let’s, uh, that’s again, if you’re just tuning in and you haven’t voted, uh, are you guys closed for the night or are you guys open for still a few more hours, Joe.

Joe Caruso (00:17:38):

We are open. They’re open. We are

Chad Nedohin (00:17:39):

Open. So it is time to call Alliance Advisors. Uh, that is 1-877-728-FOUR 9 9 6 to vote your shares. And with that, we’re gonna take a break and run a few more of these shareholder vote videos, because a whole whack load of people, and there’s a really ha really awesome one at the end. So just, just, uh,

Alec Claunch (00:18:00):

Hey. So I just wanted to drop in real quick and say how easy it was to vote. I actually voted through my brokerage, but I called Alliance a couple days later. Um, they were very helpful. It took maybe a minute. They were able to find my, um, my shares, my three accounts that I had, uh, and there was no issues. Very kind, very quick. Um, so I just want to shout out to them. Thank you very much. Also, thank you, Sean, for all the support, um, with this vote and helping us on truth and pushing our messages and liking our posts. Believe me, I’ve seen it. Uh, the last thing I wanna say is Make America great again, baby. Yeah. Hey, so I just wanted to drop in real quick. Next

Chad Nedohin (00:18:41):

Video.

Lori Edwards (00:18:43):

Hey everybody, it’s time to rock the proxy again. Make sure you vote your DWAC shares.

DWAC Shareholder Ron (00:18:52):

Hello fellow DWAC Shareholders. Good. You have your house insured against Fire and Storm. Is your car insured against being stolen or wrecked? Your life is insured to, uh, help your families get along without you. Right? We will ensure our merger with TMTG by voting for this extension, just in case we need it. We hope we won’t, but go to Alliance. I did it through Alliance. Took one minute, two days later, I called back and get a verification and, uh, made sure they voted all the shares I had. It’s all good. Doesn’t take very long. Let’s go dwc.

Chad Nedohin (00:19:45):

Love the shirt. Ron, love the shirt.

Ratdog (00:19:49):

Hi, you DWAC fan rat dog here. Just wanted to pop in and remind you to vote your shares, give Alliance a call at 1-877-728-FOUR 9 9 6, and cast your vote. You wanna make sure that you vote yes for both. And I’m telling you, it was easy peasy. I called in on the first day that the lines opened up, and it took me less time to vote than it does to make a sandwich. Yeah, get your vote in love, y’all.

Chad Nedohin (00:20:22):

Not selling. Hey,

DWAC Shareholder Singing (00:20:22):

You’re the best stock ever owned. And I’m holding. Yes, I’m holding.

Chad Nedohin (00:20:31):

And

DWAC Shareholder Singing (00:20:31):

You, and you and you, you are gonna love me.

Chad Nedohin (00:20:42):

Okay? That deserves a cheer. We have some creative shareholders, common sense gal. Thank you for that. Can you believe we’ve got people singing about, like, holding onto DWAC? This is amazing. Absolutely amazing. So this is good. Um, <laugh> moving on for the night. Wow. Uh, we really, so Joe, tell us about, um, do, we’re gonna throw up your profile, if I can find it here. Uh oh. Uh, here it is. This is Joe, by the way, guys. So if you wanna follow Joe on truth, um, who’s this guy?

Joe Caruso (00:21:23):

It’s my angry lemon.

Chad Nedohin (00:21:24):

It’s your angry lemon. This is, uh, alter ego, Joe.

Joe Caruso (00:21:28):

Yeah, no, it’s not. That’s me, <laugh>. It’s

Chad Nedohin (00:21:31):

Exactly, you okay, <laugh>. So this is what he looks like when he is not on, on Zoom with us here, uh, talking. Uh, but yeah, so this is, uh, GAAS 10 18. If you have not followed Joe, give Joe a follow. Um, I’m sure he’d like to follow back some of the Dac fam too, and, uh, and see all of those great comments about Alliance, but, uh, yeah, this is Joe. So Joe, what do you, are you, are you loving true social?

Joe Caruso (00:21:55):

Yeah, I, I, you know what? I, I never got much into Twitter. Um, I like it. It’s easy to read, you know, read stories and, and follow stuff that’s going on. Um, and I have it on my phone, and I, I think I, I signed up in March. I think it’s, I’m gonna find out right now, it says

Chad Nedohin (00:22:12):

March, 2022.

Joe Caruso (00:22:13):

I signed up in March of 22, I think

Chad Nedohin (00:22:16):

So, right since the start you’ve been on.

Joe Caruso (00:22:19):

Yeah. No, I, I I think it’s been great. I think it’s been, like I said, I, you know, it, it’s easy. I get on, I read what I wanna read, I follow what I wanna follow, and I’m good. And, and life’s easy.

Chad Nedohin (00:22:31):

Uh, yeah. And so, and so, uh, truth Puppet says, lives in New Jersey. Did you lose a bet?

Joe Caruso (00:22:37):

Oh, what do you mean? Don’t, don’t, don’t knock the great state of New Jersey.

Chad Nedohin (00:22:43):

Uh, and believe it or not, there are lots of, of good, uh, solid conservative patriots in New Jersey.

Joe Caruso (00:22:49):

Oh, yeah, absolutely.

Chad Nedohin (00:22:51):

Chris Christie is not one of them, by the way, <laugh>. No. That had to get in and in there. Uh, Devin, if you’re watching, you can, you can, you know, tell ‘em we’re, we’re taking shots at Christie tonight. Uh, and so, uh, that being said, uh, whew. <laugh> fun one. Okay. Who are some of your favorite accounts to follow on truth?

Joe Caruso (00:23:12):

Uh, let me go through my, my, my list. I do follow Devin. I will, uh, bring that up. Um, I follow, I follow Donald. I follow, uh, you follow me. Let’s see. I follow you. I, I follow, I i’s been following congressman and I, if I screw up his last name, Dan Muer.

Chad Nedohin (00:23:32):

Yes.

Joe Caruso (00:23:33):

That’s, uh, since he’s been, uh, since he’s been in involved. John Voight, uh, I mean, I have to follow Alliance Sean.

Chad Nedohin (00:23:43):

That’s right. He’s, and he’s got a red check mark now.

Joe Caruso (00:23:45):

Yeah. Denise Deza. Uh, mark Levin. Uh, Sean Hannity. I, I’m, I, I I would like to follow, uh, I would like to follow, um, uh, what’s his name? Uh, oh boy, I’m losing my mind. He, he was on Fox and now he is on Twitter.

Chad Nedohin (00:24:04):

Oh, you mean, um, Tucker, you would love to

Joe Caruso (00:24:08):

Follow Tucker. I would love to follow, but he’s not, he’s not here. Yes. I don’t, I don’t, you know, Hey, I might be from Jersey, but at least I’m on truth social.

Chad Nedohin (00:24:14):

Yeah, there you go. Right. Uh, speaking of Fox, uh, were you not once a fairly, uh, regular contributor on Fox?

Joe Caruso (00:24:22):

A while ago? Uh, like 10 years ago? I’d say between 12 and eight years ago.

Chad Nedohin (00:24:29):

But now you’re on DWAC Live

Joe Caruso (00:24:31):

Now I’m on DWAC live. It’s much easier. I don’t have to go to the city. So if this is, it’s good. It wor it totally works. This totally works fantastic.

Chad Nedohin (00:24:38):

Hey, Fox DWAC Live is stealing your contributors

Joe Caruso (00:24:41):

<laugh>. Yeah, that’s right. This is, but I love, I gotta tell you, man, I, I look, looking back, I love the, the, I, I still can’t get over the amount of enthusiasm DWAC shareholders have. The, the videos, the, um, uh, the, the push, you know, the, the, the almost grassroots solicitation efforts. And, and I just wanna make that comment, you know, at, at this point before I forget, you know, you are all shareholders in a company, and, and it’s, it really is, it’s amazing because it’s like a communal, um, maybe communal is probably not the right word to use here, but, but it is a group, uh, team effort. I’ve never seen anything like this. You have to keep this up. I mean, for the long term, it, it would be so beneficial for this company in the long term to have an army of shareholders that are supportive.

(00:25:35):

You know, obviously you have to, you know, think, you know, think you know, what you think is in the best interest of the company when voting year after year. But I, I think it’s an amazing start. I’ve never seen anything like this. I mean, you have, you have people who are loyal to a product or a brand is one thing. Um, and you have, you have, you have a lot of people that you’ll see shareholders, they’re loyal to a company, probably ‘cause they work there. You see that a lot in the public utility space. Um, this is amazing. I, and, and you have to keep that going because, you know, as, as the years progress, and I’m assuming, you know, things are gonna change, you know, I’m assuming things are gonna change in the, you know, short and the long term, uh, for this company.

(00:26:15):

But to have an army of shareholders behind, uh, management is, is an absolute invaluable asset that, you know, maybe it’s not fully realized now, but at one point it will be. Um, you know, and, and I, I think, um, I think you have to keep that going. I, I, I’m, I’m hoping, you know, if I follow as following, I’d love to continue to follow this company for a long time. Um, I’m hoping that it stays that way, uh, for the long term. And, and Chad, you gotta keep, you gotta keep the juices flowing with that. And, and you gotta focus on that. That’s, that would be amazing.

Chad Nedohin (00:26:51):

Yeah. We’re, uh, we’re stepping, stepping up the, the game too. Hey, speaking of which, uh, I just looked down and refreshed my screen. We rolled over the 800 subscriber mark tonight, folks. Nice. We are 803 subscribers. And with that, I’m gonna pop up the, uh, the usual here, the, uh, the rumble. If you have not subscribed yet tonight, we’ve rolled over 800. Let’s go for a thousand. We are moving thank you to everyone who’s subscribed tonight. You are helping this movement grow. And, uh, obviously throw your, like, there, let’s show our support by showing some of those like numbers. I know people, some people don’t like the numbers game, but numbers are numbers, numbers, uh, vote. Numbers are important. And I see a question from Optimist Prime, uh, about numbers. And if there’d be a legally a legal way to get us a status mid vote on where we’re at, um, obviously via filing or something. What do you think? Do you think that, uh, the amount of time and effort that would go into getting that would even be, would we be able to get that before we get to the 17th on the meeting?

Joe Caruso (00:27:56):

I, I, you know what? I think that would be, I, I think that would be a great, uh, uh, thing to do. Unfortunately, we don’t make the rules, and I don’t, you know, I know that you’re right. The, the problems and, and, and, um, things you have to go through to do that. They’re probably not, uh, necessarily worth it. But, you know, I would always assume that we’re not there and we have to keep pushing, you know, getting people to vote. So, so keep the mindset of, you know, vote the shares that you have, call people that you know, that that own stock. Your, your spouse, your kids, your neighbors, um, and urge them to vote. I, you know, I, I just, like I said, I don’t, I don’t make the rules about, um, uh, you know, providing vote tallies in the middle of a proxy. But like I said, I think it could, it could cause inadvertent issues. Mm-Hmm. But, um, but just keep voting. Just, just keep pushing people to vote.

Chad Nedohin (00:28:52):

And of course, if people thought we were close, they might get, they might not, not wanna push. But you know what, this is a group that I bet these, this group has got so much energy. If we only need one more vote, there’d be people out there posting vote. And with that, yeah. Let’s have a look at a few of the DWAC memes. I want to, uh, announce another DWAC gladiator tonight. Uh, I, he’s been posting a ton of memes. It is MAGA electrician. Maga electrician. If you were watching you, uh, you have earned your place as a DWAC Gladiator. Uh, and tonight we’re gonna show off some memes. So let’s start with yours. Uh, I thought this one was particularly fun. You just gotta keep riding the wave. Uh, DWAC wave, bro. He’s been, uh, very good at that. Let’s keep going. Uh, here’s one from, uh, dog Face Pony Soldier, otherwise known as Casino Bob. He actually has more, uh, followers on Twitter than he does on Truth. And he might get like a handful of likes on Twitter. And he gets tons here. It’s

Meme Video 1 (00:29:47):

Peter Billy Guy. I have the honor today to make a TikTok with all my friends from Park. The Police Academy junior team is

Chad Nedohin (00:29:52):

Here. You’re making a sandwich, Eric, right guys?

Meme Video 1 (00:29:54):

Yeah. Okay. We had to count this to see what Sandwich is the most popular here. And he took Boy one. Edward, tell the name of the sandwich. Mama’s masterpiece. Here we go. Boys head, Turkey.

Chad Nedohin (00:30:04):

You’re slicing meat. Now, Eric know you’re in the, you know, we like to

Meme Video 1 (00:30:06):

Pile of high here. It’s Turkey. Okay, here we go. Turkey, white bread. You can tell it’s a young man. He’s using white bread. He likes hot peppers. I do not believe it. So let’s pile Edwin. You want ‘em? You got ‘em. Good luck. Edward wants bacon.

Chad Nedohin (00:30:17):

Okay. Uh, so this, I just wanna read this comment. Mike Bri says, blink twice for 50% voted. Just watch your blinks that you don’t give it away. <laugh>. I’m just kidding. So funny. Uh, okay, let’s keep moving here. We got a couple more. Uh, here’s Jimmy’s from today. Ask not what you can do, or sorry, what your country can do for you, but, uh, ask how, how do I vote my DWAC shares? This is good. Uh, this is Bob and Kelly. They are members of the DWAC, the SEC team. Uh, this is a good one here. I’m trying to guess where this, I wonder if, where they still is, this North wall? Maybe not. Anyway, uh, let’s keep moving. Uh, this is from DWAC Rescue Mission. Uh, this gentleman was with us in dc This is, uh, this one’s really good. This is one of the, the memes he made for getting people to vote and, uh, with the burning money.

(00:31:12):

‘cause it really is. This is, he’s, he’s making a direct, uh, metaphor for what it’s like if you don’t vote your shares. And then of course, he’s got the, the call in for alliance or, or, and the directions to vote through your broker. And the email for those who can’t call, typically from Europe. Let’s finish this out tonight. Uh, with, again, mega electrician.

Did you come back to save the human race from machines? No, I’m here to tell you to hold the line. So this is, this is good stuff. Uh, guys, and this was my particular favorite of the week. It’s extraordinarily offensive, but we’re gonna run it ‘cause it’s rumble. We can, uh, it says DWAC is racist. Uh, but have you heard of, but you have heard of DWAC, right? Uh, hey, Joe, did you ever, did you see the show from Halloween last year?

(00:32:00):

No. It’s in the, uh, when, if there’s a, I threw a clip from it in the countdown video where I’m fully dressed like, like that with like the full on, you know, I dyed my beard black and, and like it cut the beard in. And I’m in, in the full, like, and I, and what I’ll do is I’ll, for about a week ahead of time, I’ll be listening to, to sound bites from the show, and I’ll get the voice as close as I can, <laugh>, so that all I hear in my head is Jack Sparrow. So that when I, and so I did half the show in Jack Sparrow voice. Should, should go check out the, uh, the Halloween episode from last year. It’s, it’s really fun. I’ll, if you haven’t seen it, guys, uh, you know, you get to see me. It was again, in the countdown video. There was a little clip of it. And, uh, away we go. So more things for tonight. Questions for you, Joe. So Joe, um, how do you reach shareholders when you, when you don’t have an army of people memeing all over the internet?

Joe Caruso (00:32:51):

Uh, well, I, you know, so, so for the retail, for retail investors, uh, like I had mentioned there, you have those two universes, right? The people you have names and, and, and share positions of, and the people you don’t. And what we typically do is we look at the lists. We have a group of, of folks that will analyze the lists of the information we have and communicate, communicate it with the, the operations folks to know specifically what’s the shares or how many shares we need to pass. And they’ll make a determination, you know, what is it gonna take, what do we need to do, um, to motivate that shareholder base to vote. Unfortunately, sometimes it requires telephone calls to the household, which people do not like. Um, it requires, uh, you know, whether it’s text messages, reminder mailings, uh, postcards, uh, emails. Um, and then it, you know, what, what, what we do to get ahold of the people that are in the objecting beneficial owner base, the people who don’t give their names and numbers, we, we have an idea of how many accounts they are there that are there, and how many shares they represent.

(00:33:56):

So what we do is we will have to mail, uh, or send emails through those intermediaries to those holders. ‘cause you can’t contact them direct. You could send it to that Broadridge, say, technologies medium. And they go ahead and, and forward those messages on, and you hope that there’s a return. You could kind of monitor it. But the problem is, when you get closer and closer to the meeting, you’re talking about a few weeks, there’s voting, coming, coming in from all sources. So, you know, what we always try to do is gauge what’s effective, what’s not effective. So it’s, it becomes like a big blend, you know, blend of different, uh, um, uh, tactics that all that, that drive the vote. Ultimately, when you look at a shareholder base, the unfortunate thing is, like I’d mentioned, you have a time limit. You have x number of days or weeks to get a vote in.

(00:34:46):

So you, the, the, the closer you get to those meeting dates, you don’t have a lot of free time. So you start using multiple strategies at the same time to just get to the goal. Um, you know, that’s why it is so important. You know, you have 350 people, I think you said, or 300, uh, plus people on tonight reach out and, and, and tell people that, you know, to vote their shares. The other thing that you have to take into consideration, you know, in any proxy in, in a retail campaign, they could become quite costly. And, and you want to do everything you can to reduce the amount of stress on, on your own company. So how do you do that? Participate in the voting process, vote your shares early. Tell people, you know, like I’d mentioned before, to vote early. Keep up with your blogs.

(00:35:36):

Keep up with your, your, your, your, uh, your posts. Uh, you know, you gotta keep that momentum up. And when you find people that didn’t vote, urge them to send in their, their, to submit their vote, however, they, you know, at this point, however you wanna vote, just vote. Um, and whatever means you wanna vote, just vote. Um, because the sooner that they could cast those proxies, you know, the less, you know, the, the less, um, efforts need to be taken by companies like us to get to cross the finish line. Um, ultimately, at the end of the day, we don’t wanna, we don’t wanna annoy people. Um, and, and you don’t wanna get into that situation where it becomes a nailbiter. You want to get things done early. You want to get things done more effectively. You want to get things done with less cost.

(00:36:18):

Your shareholders or the people that, that are stockholders that, that are, have a vested interest in this company and that have been so supportive in this company, you know, there, that’s great. But remember, there’s so many others that are out there, you know, they need, they need that help to, to get those, those votes in early. Um, and at this point, you know, as soon as possible. Uh, so, so yeah, tho those, these campaigns could be tricky. All along the way, we, we’ve seen campaigns where due to opposition in pure retail campaigns, we’ve needed, you know, 50%, two thirds, 70%, 90%, um, certain, Ooh, 90. That’s tough in certain cases. Yeah, it, it, odd, odd situation where it was a, a large investor that was working to block, uh, block a vote. Um, and you, you have to be very, um, you know, aggressive and you have to think constantly, how do I drive more sures in to get this over the top?

(00:37:16):

And ultimately, in that case, we did pass, um, and we’ve seen some situations where we’ve advised companies there’s no way this is ever gonna get done. You know, the proposal or whatever is out there, you know, you have angry shareholders, you have issues and, and it’s sometimes it’s worth it to walk away, you know? So it’s, it’s to ultimately, at the end of the day, it’s the decision that the company has to make, you know, the board has to make, or the CEO has to make, but we provide as much advice as we can as far as, you know, what lengths they have to go to attain the vote, you know, and whether it’s palatable or not. Um, so, and that, and that, sometimes those are the more difficult conversations you have with companies. But, but, but, but here you have a great following. You have a good nucleus, you have a good core. Use that to your advantage, um, you know, as shareholders and, and do whatever you can to help this all the way through. Um, and, and I’m confident when you, when you put a few hundred good people together, not just a few, a few hundred good people together, they can accomplish a lot and you won’t need me. Right? And that, that’s, that’s a good thing.

Chad Nedohin (00:38:22):

Uh, it is. And in fact, there’s more people helping out tonight on the screen. I’ve thrown up Care Bear. Carrie, thank you so much for your donation. Uh, I know you’re working very hard. Carrie, uh, works in where she works. And when people come in and she’s serving them, she actually talks up DWAC the whole time and sells and, and, uh, sells people on the movement, on truth and DWAC and voting. And, uh, that being said, you talk, uh, Joe, you talked about reaching out to other people. There’s a, a, a fairly large shareholder, in fact, who reached out to me in dmm. He said this week he found five outta the five people he knows that had have a combined 5,000 shares. Four of them hadn’t, didn’t even know there was a vote. And he reached out via phone. All four of them voted with you directly.

Joe Caruso (00:39:07):

That is, that’s amazing, right? Another share that’s amazing.

Chad Nedohin (00:39:10):

Another shareholder contact me, same thing. Three friends all had DWAC, none of them knew. They all voted today between the ads and just, and Truth and one and, and a Facebook of all places. Uh, I reached, I got six more that had, that hadn’t voted their shares yet. One was considering redeeming.

Joe Caruso (00:39:29):

Think about this for a minute. You, you mentioned somebody with a cluster, I think you said around, you know, whatever, 5,000

Chad Nedohin (00:39:34):

Shares, 5,000 shares, and he

Joe Caruso (00:39:35):

Found it. Now what happens is the long, the closer you get to the vote, think about how many holders you have to reach out to that might have 10 or 20 or 50 shares to make up 5,000. You’re avoiding that process. And it, it’s saving time and energy and resources that are not needed by the, by the efforts that you’re taking. You gotta keep doing that. And everyone’s gotta keep doing that all along the way.

Chad Nedohin (00:39:59):

That being said, um, yeah, I mean, and, and that’s, I see Optimus Prime next says, I, I appreciate the clarification. Ready to set up DWAC backer’s brigade to take down the swamp. So we have a brigade, the DWAC Army. Uh, I also wanna address 1800 bars. Comment of Thank you, Chad, for all you do. I’m gonna say, uh, I’m gonna give all the glory to the Lord, but I’m also gonna say if you, uh, if you go to the, the, the live stream, if, uh, rumble and you can see who I follow, unfortunately, uh, if you go to the live stream and you look at the, in the description, you’re gonna see follow these accounts. Uh, obviously the first bid are, are, uh, Alliance Sean is there, Joe, now that every it’s public who you are, we can even add you to that list. Um, sure.

(00:40:45):

The first executives and Board Muser, but then the rest of this team from Mark Willis onward, that’s, that’s the team helping out. Like, these are the people who are working on this stuff, who are in DC who are busy making memes, who are running ads, uh, who have been helping people online acting as, as support for Sean on Truth. And so, when you thank me, I really want, I want, I would love you all to follow this group. I’ve had this in here. I’ve actually never shown it on the show, but this is the, this is a group of people and there are more, uh, I’m, I’m gonna keep adding to this list, but this is a group of people who’ve worked very, very hard for this stock and for the votes for DWAC the SEC DWAC to DC calls donations. They’ve put their money in, they’ve managed and curated the groups on Reddit and now on Truth.

(00:41:33):

And so, you know, these are, these people deserve a lot of, of thank you because they’ve all put in a lot of time in various ways. Uh, some people like the, the Rat Pack who gave us a huge reach online, and we are so thankful that, uh, you know, we brought in Heidi, uh, as known as Rat Dog. And so I just wanted to address that while it’s up, because, um, I do really appreciate everybody the, the thanks that that people give. Um, but at the same time, I wanna share that with, with all of the people who work very hard, um, <laugh> at Carver. We love you too. We, we love you so much. Um, <laugh>, Kathy Zy, I’m sure I coded. I’m sure that’s an, an on purpose typo. And, um, I see Joseph’s got a question. I’m trying to find it here. ‘cause Joseph usually has good questions. Uh, he’s Joseph, according to my mailing, uh, isn’t Patrick Orlando a huge chunk of the vote alone? It seems very public. And actually I, somebody else schooled me on this because I thought that it all voted together, but I have to go back and check the filing, but correct me if I’m wrong, Joe, we need 65% of the Class A shares and 65% of the Class B founder shares separately, right?

Joe Caruso (00:42:46):

Uh, I was in, I’m wrong, but I was under the impression that 65% of the eligible combined shares, or 65% of the 30 million,

Chad Nedohin (00:42:54):

Okay, so that, yeah, that’s the 30. So, so Patrick’s shares are in the other 7 million. And so even though obviously everybody on that side is gonna vote yes, um, they don’t count. We need to get all of us, the, the common shareholders to, to vote 65.

Joe Caruso (00:43:10):

Well, no, they, they, it’s, so the common holders and the unit holders are should be com like think about them as a combined group. Yeah. And it’ll be 65%, uh, from what I understand. But

Chad Nedohin (00:43:19):

That’s the Class A. What about the class, the Class B shares? I have to read it again, guys. Oh, you know what? I’ll give you an answer online. I’m gonna read, I’m gonna pull the snippet from the, from the, from the filing later, and I’ll just post it. Yeah. ‘cause I was of the, I was of the opinion. You have Joe, when someone else was showing me the filing and I didn’t, didn’t note, note it down, but they were saying no, no, no. They believe it’s separate. But, uh, regardless,

Joe Caruso (00:43:40):

No, I I could be wrong. I could be wrong. I mean, I, again, unless I checked, I thought it was, it was, if if Eric is still on, maybe he could, you know, jump in on that one. But it’s, uh, it’s 65% of the, of the 30 million of the 23 and the seven combined.

Chad Nedohin (00:43:56):

Oh, and look at this. Uh, this, this is Jeremy Springer. Uh, Jeremy, good to see you in the comments. I haven’t seen you forever. Uh, Jeremy, thank you for your donation, brother. Uh, Jeremy, believe it or not, also is the one who pays for and has hosted the DWAC the SEC website. Um, same thing again, this is more, more where the shareholders just jumped in and did, right? We didn’t, one person at the top didn’t say, let’s start a web. Let’s, let’s, like, you know, I’m gonna pay, collect all this money and do this. No, Jeremy started the hosting and, uh, Donna, uh, otherwise known as North Star and she’s in the list to follow, uh, she jumped in and she started building it for us. And actually, if we go to DWAC the sec.com, uh, not that, you know, now with the settlement outta the way, it’s, uh, kind of unfair to to, there’s actually, we’ve changed it into voting instructions.

(00:44:47):

So if you need those instructions and you don’t find ‘em anywhere else, which they’re posted everywhere, they, uh, dw the sec.com has now got links for voting. Uh, that being said, I would actually, like, now that Eric has said they’re working amicably, I would, uh, very much like to someday we, we will change this name. We don’t need to dw you anymore. SECI appreciate when things finally get worked out and people work together, it’s very nice. Uh, we can’t be, we can’t be antagonistic all the time. And so that is, uh, that is very good to see. Uh, so yeah, so there’s that. And then J yeah, Jeremy, thank you. It’s awesome to see you again, brother. Alright. Um, no gameplay guru. The board of directors can’t merge regardless of a shareholder vote that the shareholder vote is required. Um, sorry, game. You know what, uh, GPG, we love you and I’m actually very thankful that, uh, we got over our differences and that you are, you’ve become a very good and helpful active member of the DWAC family.

(00:45:48):

So, gameplay guru, keep up the good work. We are very proud to have you here. Matt Smith, nice to see you in the comments. Fly by, uh, obviously Ron, I see Patriots in the Wood is here. And, uh, captain Rick Paul, always good to see you, Kirk. Wow. These are all people, by the way, last time, uh, Joe, that like, these were all people acting as customer support for the, uh, for the vote. And so, and they’re again, uh, it’s just absolutely wonderful. So, uh, I’m gonna take a few, one more second to advertise while we’re here, and then we’re gonna ask Joe some more questions. So if you’re on truth, you’re joining us for the first time, you’re, you haven’t, you’re just finding out about us, uh, right now. Uh, and you ha and you wanna find a group, uh, this is literally just DWAC, it is the DWAC group on truth, DWAC the SEC, the way it’s said.

(00:46:36):

And, uh, it is there, uh, you’ll defer. Usually the first two pin posts are like important information, obviously the show, we believe this is important. And, uh, the voting instructions, which were over 300 likes, and al getting up to almost 200 shares into that Rett truths. And so people are sharing this, I’m seeing this image of this pop up all over the internet, like all the other social medias, people are sharing this usually in black, uh, all over the place. So it’s happening. So Joe, um, tell us about how you, uh, you got into the proxy business. Did you start your career thinking this was where you were gonna end up?

Joe Caruso (00:47:13):

Uh, no. I, I wanted, I, I had in my head at least, my father had it in my head that I was supposed to be a lawyer, and that I took, I, I convinced him that I needed to take a year off in between. And I ended up getting a job at a proxy firm, and I never left. I was like, this kind of cool, you’re behind the scenes of all these, uh, you know, all the things that go on at these public companies. And I don’t know, I found it, it was different. It was dynamic. I had some friends of mine that were a few years older that just got out of law school. And, and I, ironically, when I was a senior in university, and they were just as, they were about four years older than me, they, one of them was just outta law school, and he was working at a law firm, and he was commenting how they had him reading through proxy statements or proofing proxy statements, and I didn’t even know what the hell he was talking about.

(00:48:03):

And then a year later, I’m working at a proxy firm. Um, I don’t know. And I never left. I, I enjoyed the business. I, I, I liked, I liked the, the unique challenges that, um, uh, that you get, uh, in working with a, just a wide variety of companies and, um, and especially the, you know, companies like, even like with DWAC, it’s just, it’s a, it’s an interesting, uh, it’s an interesting campaign with a lot of twists and turns and, and a lot of, uh, um, uh, you have to use your head in figuring out how to get from point A to point B. So it’s, it’s, it’s, it’s an interesting business. It’s a unique business. It’s a business. It’s an industry. I think it’s been around just about a hundred years. Um, and it’s, you know, like I said, it keeps it, it keeps you going. It’s, uh, it’s never boring, I can tell you that much. So you’re

Chad Nedohin (00:48:53):

A true veteran of the business then. This is like, like you’ve been in it since right outta school. You just, this is what you do.

Joe Caruso (00:49:01):

Yeah, I mean, I, I, I’m lucky. I, I started in the business in, in 95, um, and I worked with a lot of folks, you know, the owners of those companies that have been in this business. Some of them were in the business since the 1960s, and they used to tell me about all the legacy behind that. And, um, you know, you learn a lot. Uh, and, and I’ve seen, I’m lucky that I was able to see a major change in the business from, um, you know, when I, when I entered into the space, it was more vote getting and quorum chasing. And right around the mid to the, the mid nineties, 96, 97, it started moving into, um, you know, the weight of mutual fund investors. The, the institutional voting, the proxy advisory firms like ISS uh, compensation became a big deal, the post.com, uh, crash and accounting scandals of 2000, 2001 and nine 11.

(00:49:59):

And they became more scrutiny on companies as far as their governance practices are concerned. So a lot of companies started turning to the proxy advisors to go, what does this mean? Uh, Putnam said this, or BlackRock said that, or Fidelity said this and does this mean anything? And then you started to, to morph into interpreting institutional guidelines, projecting how they’re gonna vote, um, figuring out how to mitigate issues in a proxy vote before it goes out. Um, and, and it becomes more, you know, just more challenging as time goes on. You know, today it’s, you look at retail investors and, and you know, with do not call lists and people moving to mobile phones, that’s becoming more challenging. Um, you know, institutional voting, which used to be more pooled into the advisory firms, are becoming more, um, more and more unique to the, to the mutual fund itself. And there are hundreds and hundreds of them with different guidelines that changed throughout the year. Um, so you’re, you always have to stay on top of that process, and it’s just, it’s a very interesting business with, with, with, with a lot of, uh, I would say some deep historical roots. Um, so yeah. I, I kind of like it.

Chad Nedohin (00:51:11):

Well, it’s good moving forward. It sounds like, uh, again, stealing you from Fox as we need to talk about, you know, corporate actions, we have the right contributor for, for the, for the, uh, the program. So that being said, let me ask you a couple, do you, uh, Joe, do you, do you like President Trump?

Joe Caruso (00:51:29):

I do. I, I mean, you know, you could take, uh, take, you know, I know a lot of people, uh, and I, I get in, you get into arguments from time to time over, uh, presentation. Uh, but when you look at policy, uh, especially with trade policies, uh, border security, um, you know, tax policy, um, uh, you know, I I, I was a big fan of, I mean, I, I remember people, one of the big things that I never understood when he was in the office, there was a big cry here in New Jersey from, from even the Republicans on, um, you know, the quote unquote anti tariff, uh, movement against some of his policies. And that was one of the first times I was like, well, wait, I’m, I’m missing something here. You know, so when you have a trade imbalance between com countries and you’re fighting to get it to be a little less fair, um, you know, everybody had an issue with it.

(00:52:31):

Ah, which I never, I never quite understood, because I remember the headline, the news, the news outlets were all claiming, this was my big thing. This was a big thing to me. And if anybody, you know, uh, you know, you could go read, read Adam Smith and, and read about, you know, the historical use of tariffs, uh, to balance trade, to protect, you know, your, your, your na your national interests. That was the thing that really got me going, because I’m like, you know, were the, were the Germans upset? You know, because they were like, we’re attacking our allies, we’re attacking our allies. That was the first time, and I got very annoyed with that. And I said, well, wait a second. We’re trying to normalize or balance trade between, uh, other countries, including our allies. Did our allies have headlines in their newspapers in the 1970s and eighties saying, how could we be so unfair to the United States by having a trade-in belt?

(00:53:20):

No, they didn’t. J Japan, Germany, uh, you know, many countries took advantage of a trade and balance, and he fought for that. And, and I found that to be refreshing. And, and honestly, you know, with border security and, and having a defined border, you know, as a country, we’ve spent a fair amount of money securing other people’s borders. And in fact, I even remember, we, we had sent resources and manpower from what I understand, to even Turkey or, uh, I wanna say it was Guatemala, to, to help them reinforce their borders. But yet we, we weren’t taking care of our own. So, I mean, I, I, I, I used to get irritated how people would try to turn them into a, uh, you’re attacking our allies by trying to have balanced trade, or it’s racist by enforcing a border security. I, I never found that I found the issues that were on the table to be very fair. And I got very agitated. I became more of a fan during, during the presidency because I, I didn’t understand, I didn’t quite understand the, the policy arguments, uh, more than anything. And, and there was a lot of ‘em. And, and anytime he had a good policy that came out, um, how it was attacked and, and vilified was just beyond me. I, I was, you know, so yeah, I had a lot of good stuff that was out there.

Chad Nedohin (00:54:38):

Wow. Then, uh, and then on the presentation side, let’s, uh, let’s celebrate because guys, we have not done this in a while. Let’s run the Trump dance. All right, here we go.

(00:54:54):

Alright, so, Trump dance time. We haven’t done that in a while. Uh, that being said, I wanna throw a something else up on the working screen, Joe, this is gonna be some rocket fuel. You’re all gonna love this. These are from Chris Pavlovsky. Okay? So, uh, Chris has been doing, uh, putting some posts up that are totally killing, excuse me, killing our competitors. And, uh, so he, he put up a combination and I’ll zoom it in. It’s, the numbers are speak for themselves here. Um, so this is a, this is three posts from three social media company, well, one, uh, owners, right? Uh, the first one is from Elon Musk. And, uh, Elon puts up some post and he gets 55,000 likes. Well, considering he’s got mi you know, millions and millions and millions of followers, uh, many more than, than, what is he? A hundred and some, I don’t know.

(00:55:52):

I haven’t been on X and checked him out. But, uh, then there’s President Trump on truth gets 33,000 likes. Again, it’s only 6 million, uh, followers and a smaller, a much smaller, we, we assume about 10, 12 million users, uh, because especially since opening to the world, the New Years just aren’t following Trump. So, uh, on the same percentage that they were when it was just the United States. So, um, 33 and then Zuckerberg with threads with 23 million users, uh, only gets th 17,000 likes. And so it’s a massive engagement difference and it tells you how popular President Trump is and how great this platform is. Now, I’m gonna throw up the other one, okay? Uh, Chris put this one up. He says, uh, well, we’ve purchased ads on both platforms. Truth outperforms Twitter by a long shot. This is important, guys, even when adding specific targeting on Twitter, which you can’t really do, I advertise on truth.

(00:56:52):

You’re pretty much just limited to region and device size and time. You, you can’t, there’s keyword that’s a little useful, but you can’t target like you can on Facebook and Twitter ads. Truth still blows Twitter ads out of the water for us. Uh, that should help answer your question. So Chris Pavlovsky, I think this is posted on Twitter, um, just, and he’s, you can see he was talking to Tim Cast, so Tim Poole, he’s literally talking, he’s saying that, that it blows it outta the water. So we know that Twitter is marginally losing money. They’re not, they’re losing what, a hundred million dollars a month? Uh, and now what, what he’s saying is that truth is performing significantly better, massively smaller team. So what I’m gonna say is this to me, we ran it at the beginning, but I’ll run it again ‘cause it’s always fun. Here’s Rocket Fuel

(00:57:41):

For fueling up the DWAC Rocket. Okay.

(00:57:52):

So, uh, how are you feeling about that, Joe? What does that, uh, does that, those, that bit of info information, does it make you think it’s a good investment?

Joe Caruso (00:57:59):

I can’t comment on that kind of stuff, <laugh>.

Chad Nedohin (00:58:02):

That’s, uh, that’s okay because I can <laugh> and I can say, you know what guys? Uh, I think truth, because we’re technically we’re not merged yet anyway, I can say I think Truth Social is a great company and they have lots of future because that’s not, technically not DWAC. So, uh, thank you so much to the True Social team and to Chris Pavlovsky for this, and to Chris, by the way, for, uh, hosting us on Rumble, making this possible. ‘cause I’m sure I would’ve been banned on YouTube a long time ago for this show. Um, especially when we have parts where I say, there’s only two genders. I’d be like, instant, poof, gone. You’re not allowed, you’re not allowed to tell the truth. So, uh, thank you to Rumble for hosting us. Okay, one more time. We’re gonna do a couple housekeeping things and then we’re gonna clean up for the night.

(00:58:45):

Uh, again, if you haven’t subscribed, uh, subscribe Joe, you can point to the top ‘cause the like is above your head because you can point there. Yep. There you go. And like, let’s show the support guys, let’s keep rolling. Uh, thank you all for tuning in. You guys are just all so awesome. I see Brad’s there too. Uh, we’re gonna roll out for the night tonight. We’re gonna de whack Twitter and uh, now let’s de let’s DW whack threads because that, yeah, let’s do d Whack ‘em both. Uh, ‘cause it’s just, ‘cause it’s fun. So tonight, <laugh>, Joe, do you have any last, uh, things you want to wanna say to the folks before we go?

Joe Caruso (00:59:24):

Go out and get people to vote now.

Chad Nedohin (00:59:30):

Call

Joe Caruso (00:59:32):

One these, there we go.

Chad Nedohin (00:59:33):

Walk over next door. There we go. Like if, you know, if you’re living, go see your neighbors. Did you vote? Like, look, oh, peek into their window at like two in the morning. Did you vote? Did you vote? Did you

Joe Caruso (00:59:43):

Vote? That’s right. Well, hey, I’m not gonna, I’m not gonna take illegal, but do everything you can. You gotta, you gotta keep this momentum going. It’s your company, you know, it, it benefits the organization and, and I think the long-term, you know, uh, uh, ability for the, for the company and, and you gotta keep, you gotta keep pushing. You gotta keep pushing.

Chad Nedohin (01:00:04):

We do. And so we’re, everybody has been pushing and I’m excited when this is all over. At some point you guys will be able to tell us how well we did. So, uh,

Joe Caruso (01:00:12):

Oh, wait, real, real quick. I just wanna, I wanna say one comment and I, I, I’m gonna gonna quote ‘cause my, our, our chief operating officer, Pete Casey, who’s been heavily working on this, uh, proxy, uh, made it a point to, to just let me know and, and this comment, we’ve gotten a lot of emails about the redemptions, the redemption notice. Mm. They are not mandatory. They’re optional. It’s, it’s somewhat common practice during this period. Uh, uh, you know, so, you know, if you have an issue with it, just obviously just disregard them. It’s, it’s not a ploy, it’s not mandatory. So just make sure people know that.

Chad Nedohin (01:00:50):

Yeah, let’s actually, I’m gonna, I’m gonna tag onto that. So you were being offered the option to take your shares out of the pool of money that is in trust. You turn over your share, you get your trust money back as if you were the original IPO purchaser. There is 10 24 share in there right now. That is what you get. Today’s price is 16 and change. And so just understanding that, that redemption would, would be a $6 loss over just selling. So there’s, I’m, I’m, I can’t give advice for people to not redeem or redeem it upfront. I was starting to warn people about this and I didn’t, it didn’t come to fruition. So I’m very pleased. So that being said, that is an awesome, awesome outcome. Anything else, Joe?

Joe Caruso (01:01:34):

No. Well, I, I’m all good. I’m, I’m stoked. I get, you guys are giving me a lot more energy. Um, so let’s, you know, let’s keep it going.

Chad Nedohin (01:01:42):

Well, thank you, sir for coming on the show. We are, it’s really a pleasure to hear from the people that know this industry super well and to just create more community. Everybody gets to be part of the DWAC Fam. You too. Uh, and so we are very thankful to have you in the God’s blessing on all of you. We want your lives to be full and fruitful and happy in the name of Jesus. And with that to, uh, Twitter or X or whatever you call yourself now and, uh, threads, you’ve just been DWAC’D!.

Episode 66

Chad Nedohin (00:00):

Right. So some of you are here tonight for meme competition that has a really cool prize of a signed Trump hat. Some of you are here because we had massive news, massive, massive, massive news. And that is that, um, that we, uh, had an amended agreement. Thank you. Uh, team DWAC and Team TMTG. And Eric is gonna walk us through that agreement and explain the, the pieces from the 8 K, because obviously he can’t a, like, Eric, you can’t answer any questions that are new and not in the filing, but I’m assuming there’s, I I’m not gonna assume lots of shareholders this week asking lots of questions. And we could try explain them in every single response online, or you can just explain them here. So here we go, Eric.

Eric Swider (00:47):

Yeah, so, you know, I’m gonna give my standard caveat, so I know everybody just loves, remember everything that I say, um, can really be considered talking ahead of the market, uh, completely unacceptable by the SEC standard. So I’m gonna be really careful what I say, how I answer questions. Um, can’t give anything that would be considered information that other shareholders don’t have that would be considered, um, selective disclosure. And so, I know you guys are probably tired of hearing me say that for six months now, but we always wanna make sure we’re coloring within the lines. And so if I can’t answer anything or if I sound like I’m being, um, you know, you know, evasive, it is only meant to protect what we have going on here. And I hope you guys will continue to understand that, guys and gals.

Chad Nedohin (01:36):

All right. Um, so first, Eric, how about we, um, we walk through, we walk through the, each, each statement, and, uh, we’ll, I’ll read it through and then you can, uh, or at least I’ll summarize it and then you can explain what this means. And the first point is these high vote, common stock, um, issued to TMTG’S company principle. So who is the TMTG Company principle?

Eric Swider (02:08):

So, wow, I really want to be careful on what I say on a lot of the stuff in this agreement. Um, because, you know, if I go, if I give more detail than what’s physically on this paper, um, that can really be construed, um, as, as disseminating information that’s not out there. Um, you know, so I, I think what I could say about that section is, um, you know, the parties have agreed on where it is best for the shareholders for voting control to rest. And that’s, uh, very high level. I know not what you’re looking for. Um, but I, I think that’s what I’m comfortable saying on that section.

Chad Nedohin (02:59):

No, that’s exactly what we’re looking for. So it, it’s simply, uh, it’s simply a, a clause that allows t clearly in favor of TMTG to maintain control, and that is what the comp parties have agreed to. So that is, that is fantastic. Um, again, one, are we, I didn’t read it. I must have missed it above, who is the company principle for TMTG?

Eric Swider (03:25):

Is that, so I, I don’t know that that outlines, you know, the, the, the details in here. It, it may, I think

Chad Nedohin (03:32):

What? Oh, okay. It’s a, it’s an amendment to the whole full agreement.

Eric Swider (03:35):

Yeah. I, I think what’s important to take away from this document is, you know, this is the next step in the pro in the process, right? So we’re all very familiar with the challenges that we have historically faced and that we had to overcome. And, you know, we’ve worked very hard to get through those, those, uh, times. And when I first came into the role, you know, I think there was a lot of frustration about communication, and fortunately, the shareholders have been, um, very, very supportive to, to, you know, be patient and wait for stuff to come out in, in disclosure. And so, um, so through that period, while there was just a lot of, of waiting, I, I think, um, we now know what those holdups were, right? We had some, um, we had some inquiries with the SEC that we had to resolve, which are now resolved.

(04:25):

We had, um, some, uh, tangential, uh, matters with the DOJ that had to be resolved. And, and those have been resolved. And so now that those matters are behind us, and as we know from the previous a AK that, uh, DWAC is now cleared to full go forward and submit an S-4 for a strategic merger, um, that would be in aligned with our original charter. And so in order to now resubmit that S-4, you know, we have to go now back and reconnect with our target, which in this case is TMTG, and just make sure that, you know, everything is still apropos to where it was when we started, and that, um, you know, that we didn’t need to make an any adjustments. And so this document lays the foundation to move that forward. And one of the most important things to understand about this document is that everything in here is contingent upon, you know, we’ve got now due diligence to go into that the parties will, and what I, what I want to just kind of iterate is, um, you know, is my gratitude for the folks over at at TMTG.

(05:36):

You know, uh, Mr. Nunez has just really been going out of his way, working, um, you know, exceptionally diligently, um, just been an absolute pleasure to work with this whole team. I, I know is, is really, um, working as hard as they can so that we can move things forward. And, and this document basically outlines the, um, the context of which, and how we intend to move forward through this due diligence period as we go through the due diligence and as the AK also states, um, work with our new, um, uh, our, our new auditor. Does that, does that make sense?

Chad Nedohin (06:18):

Uh, it does. Uh, I was actually, I’m glad you talked about the due diligence because there’s a bunch of things going on down here that have to be done during the due diligence. And I’ll just read them really quick, um, that in the due diligence period, there’s some things that DWAC is supposed to do and some things that TMTG are supposed to do. One of the things that TMTG is charged with is getting a new business plan up. I don’t know if anybody knows that their business plan had disappeared from their website. And so it’s right here in the reding current business plan, along with financial and other, uh, information materials as requested. So that’s TMTG is charged with dac. On the other hand, uh, it’s charged with, um, to provide TMTG, uh, with such financial information at this point. So that’s, uh, those are the two things you guys have to, to provide. Uh, they’re also for everybody watching provides a an S-4 deadline no later than October 9th, as well as an outside date extension to December 31st. So, uh, there’s some confusion. So if anybody is watching who hasn’t seen our posts, um, December 31st, Eric, that’s called an outside date. What is an outside date in a SPAC?

Eric Swider (07:34):

So the, the outside date is the date that the parties determined to be the date that they have agreed to consummate the transaction by. And so that would be the, the outside date,

Chad Nedohin (07:46):

Right? But that is not the date that governs the life of the SPAC, is that correct?

Eric Swider (07:52):

That is correct, yeah. And so what would govern the life of the SPAC would be your original, obviously go public documents, your, your original S one. And so typically, a, a SPAC has a maximum shelf life of three years. And so typically you would register for one year, and then you would either purchase or get a vote for a second year extension, then you could get a third. And so right now we have a proxy out there for our third year extension. Um, and, and, you know, obviously that’s what most of our conversation is gonna be about getting that vote out there. Management obviously, uh, recommends to the shareholders that they would vote yes in favor of the, um, uh, of the, the two items on the proxy. And so, um, assuming that that gets approved, this proxy vote will then set the termination date for the SPAC, which would be one year from the September. So September 9th of, of next year would be the termination date of the SPAC. As of right now it’s September 8th, or September 9th of 20, uh, 2023.

Chad Nedohin (08:51):

Which leads me to the next statement. If you’re watching and you were confused as to whether you need to vote still, you still need to vote. There was a lot of confusion up front people were, Hey, you know, we got this extension to December 31st, we don’t need it. Yes, yes, you do. Um, so for everybody watching that, that December 31st date is not what Eric just explained, he has, he explained the other, the life of the SPAC and why we still need to vote.

Eric Swider (09:17):

That’s right. With without the vote being completed, um, the December 31st date becomes null and void because as of right now, our SPAC, um, has a termination date of September 8th, 2023. And so we need to get the proxy passed. Uh, we recommend that the shareholders vote in favor of the, uh, um, of the initiative on the ballot, and then that would allow us to extend the SPAC life beyond the outside date of the merger.

Chad Nedohin (09:46):

Okay. Now, there’s a couple more things in here that, uh, popped up that I thought were quite interesting. Uh, one is that DWAC is now gets to designate a person, uh, on the mer on the board of the merge entity, while TMTG gets to use six. And if I remember correctly, there was previously no allowance for DWAC to have one person on the board. Uh, so that is new, correct?

Eric Swider (10:11):

So, if I’m not mistaken, I think the original agreement was DWAC was gonna choose two.

Chad Nedohin (10:15):

Oh, it’s two, and

Eric Swider (10:17):

Yep. And we have, uh, agreed to seed one of those board seats to TMTG pending the, uh, the final S-4 agreement.

Chad Nedohin (10:24):

Okay. So we seeded a seed, so we have one. Okay. Yes. Well, uh, in the comments, you can all throw in your comments who you think that DWAC person should be on that board. Uh, and, uh, this, this is an unofficial vote, but let’s see, let’s see what the, uh, what the viewers who those viewers think should get to, uh, get, get to sit on that board, uh, seat on behalf of dac. Okay. Uh, a couple more things. Um, there was some additional 3% of the merger consideration to escrow. Uh, I think that’s kind of straightforward. Some earn notes, uh, which the merger consider three. I I was confused when I read this. The 3% merger consideration, are those the escrow? Are those the earnout shares in the next line? Um,

Eric Swider (11:18):

No. Okay. They’re not. So the 3% that sits in escrow, um, that is basically an indemnification pool, so that if something does not, um, if post merger, the DWAC shareholders find that something was not as advertised, that, um, that escrow could potentially cover any potential, you know, losses or costs or whatever that may occur because of that, it’s a, and so that’s a safety net for the shareholders.

Chad Nedohin (11:50):

So it’s like a hold back on a construction contract?

Eric Swider (11:53):

That’s correct. Yeah.

Chad Nedohin (11:54):

Perfect. Thank you. That’s a new one. New one. That’s good. And then of course, there’s earnout shares, um, with price targets. I also noticed that there’s, uh, it says that the pipe, there’ll be discussions, uh, DWAC will use its reasonable best efforts to discuss with investors of pipe investment, uh, a reduction or termination of the pipe investment prior to August 31st. I know you can’t talk about that, but I thought I’d just pointed out to the viewers that, um, pipe could potentially go away or be reduced, which from a shareholder perspective, we see less dilution. So, um, yeah, I won’t ask you to comment on that ‘cause that’s, uh, that’s no fun. Yeah,

Eric Swider (12:36):

No, I, I, listen, I appreciate it. You know, a lot of the AKs, I, I’m happy to answer questions. They, you know, typically an ak um, not typically, but sometimes an AK will be very definitive in, in discussing or disclosing a, a past material event, right? We signed a settlement agreement, a, you know, we’ve, we’ve hired somebody or retained a service. Um, this particular eight k specifically goes into deal terms. And the challenge is, is that if I speak to a subset of shareholders mm-hmm, <affirmative> about deal terms, um, that could be very, um, you know, strongly frowned upon as a selective disclosure. And so, I, I, you know, I don’t mean to be challenging, but, you know, we, we wanna make sure that we don’t upset anybody, um, you know, and, and candidly may have to even take this discussion and record it with the Nasdaq to, to, um, to reveal it to all shareholders, right? And, um, and yeah, that, that, that would not be unheard of. So,

Chad Nedohin (13:40):

Well, and that’s, and we, and some of that happened like over a year ago when, uh, Patrick joined the show and, uh, the transcripts had to be filed, uh, officially. And there were some, uh, bible verses that made it into the filings. And now of course, we were all celebrating this, but I was told that there were people on the wall, on Wall Street that were quite frustrated that the Bible had made it into filings, people who are not fans of the Bible. Um, so, uh, that, that good,

Eric Swider (14:10):

We’ll always find something to be upset about. So we try to give ‘em as little as possible. I’m, and so I, I really do appreciate everybody’s, uh, patience on tonight’s q and a on, on the 8-K.

Chad Nedohin (14:21):

I see, uh, lots of votes for you on the board here in the comments, Eric. Um, I see a vote for me, I see a vote for cat turd, um, <laugh>. I see. Uh, yeah. So it’s pretty much you, uh, I see a vote for Kate. Kate, you have a fan, and, uh, yep, Eric, I think the votes are in, so everybody wants you on the board.

Eric Swider (14:45):

Well, we’ll, well, you listen, you obviously, it would be an honor, honor to sit on the board, um, you know, we’ll, we’ll see how it all plays out, and we will discuss that internally, but obviously it would be, uh, I think a great honor. So, we’ll, we’ll see what happens. Hopefully they’ll have me over there.

Chad Nedohin (15:01):

Uh, speaking of over on the other side, uh, there’s one point in here, and I think everybody gets it, but the 0.6 is the license, a agreement waiver. And I believe that’s, that has to do with the licensing of Trump to the, to the brand. So just wanted to point that out to everyone. Point six is the, um, the, to obtain the company, uh, principle, a waiver license agreement waiver, the company principle’s, right, to terminate. So I believe this is, this is sort of like an extension of Trump staying on Twitter on truth, and not going back to Twitter. Um, but he’s already said he is gonna, he’s not going back to Twitter. So, you know, and he is a man of his words, so that’s fantastic. But, uh, I’ll leave it at that for now. Uh, thank you, Eric. You know what, even just a few questions you can’t answer more so in education, because we’re, we’re dealing with a whole group of people to, with whom this is new, right? Share peer retail shareholder, stock base. People who don’t understand this, and you can’t explain it, but you can teach on the terms that we like understanding of general financial terms. So

Eric Swider (16:12):

Thank you. Yeah, and I think as well, you know, like I said a minute ago, I think the really big takeaway here is to understand that, you know, what this allows I is a, a as a path forward, right? We’ve, we put all of the, the stuff behind us that we had to deal with in order to get clearance from the SEC to move into the merger phase. And so now, once you get that, okay, then the question is, okay, what do we do to get there, right? What, what’s the roadmap? What do I do day one, day two, day 5, 10, 20, et cetera. And so what this document does is it lays out that roadmap and it says, here’s what we have to do in order to, um, you know, to get to where we can go onto our final proxy vote of getting the shareholder approval.

(16:55):

And something that I’ve said very publicly in press releases, uh, from day one when I took this job, is that I, I see it as my single and so job to get a proxy vote in front of the shareholders for a strategic merger that is the ultimate, uh, mandate of a SPAC. Um, I, I intend to do that as my job, and I intend to get a proxy vote out to the shareholders. And so, uh, you know, we’ve been very, uh, grateful for the patients of the shareholders. We’re, we’re moving forward. We’re, we’re getting there. Uh, it is my intent to deliver, and, and that is what my sole objective and job is.

Chad Nedohin (17:31):

That’s, uh, that sounds like a good job. We’re, we’re, and we’re happy you’re doing it. Very happy. So I thank you to you, and I can see the shareholders clearly have support for you as well. So let’s move on for the night now that we’ve, uh, cleared away all of the, the paperwork

Eric Swider (17:46):

Before you move on, not just the shareholders, but I gotta tell you, our management team as well, including Catherine who’s joining us tonight. And, and very candidly, our, our third party, um, vendors that, that work with us such as alliance. You know, if you remember very early on, there was just a lot of questions when we had to maintain silence, right? And people were saying, you know, oh, you know, what are you guys doing? You know, what are you working on? You know, we don’t see anything. We don’t hear anything. And now in retrospect, you can look back and understand that we, we’ve been dealing with a lot, right? We’ve, we’ve had to clear this SEC hurdle we had, you know, the DOJ cloud was out there, we’re dealing with the, uh, what the auditor situation that now everybody understands because it was in an ak.

(18:27):

And so it, it’s been a tremendous amount of work, and our management team has just been, you know, second to none willing to work whatever time, whatever day, doing an, an amazing job. Our vendors have been just exceptionally, uh, patient with us, exceptionally supportive. Um, you know, I say this, you know, not just because Joe’s on the phone, but there’s been a handful of our, uh, of the folks that we work with, such as Alliance that have just really gone above and beyond have been just amazing to work with. This would not happen without them. This is not me. Uh, this is not, you know, me making this happen. This is a team of which I’m a small part of. And without that team, this couldn’t happen. So I think it’s just really important to recognize what, what they have done and, and continue to do, and I know will continue to do go going forward.

Chad Nedohin (19:24):

I’ll second that. How about you, Kate?

Katherine Chiles (19:29):

Yes. Thank you. Thank you for the kind words there.

Chad Nedohin (19:32):

We love you, Joe. I think

Eric Swider (19:33):

Kate, Kate was upset last week because while we were waiting to sign the new auditor, she didn’t have a whole lot going on. And we told her, don’t, don’t worry, Kate, you’re turn, turn is coming again, you’ll be back to your 12, 14 hour days. Very quick

Chad Nedohin (19:45):

<laugh>. Yeah. And then of course, that 8-K also lists out your new auditor.

Eric Swider (19:49):

Yes. Yeah. So Kate, yeah, very, very happy to have a new auditor on. Um, you know, I listen as public information. Markham has been dealing with some challenges and, you know, we wish them the best as they navigate through those. Uh, but we’re happy to have that behind us and moving forward with a, with our new audit team.

Chad Nedohin (20:07):

And, uh, while you guys were away last week, and I could speak whatever I wanted, uh, I may have had some words about Markum. So, um,

Eric Swider (20:16):

You know, nothing about that we don’t condone nor support any comments that we’re not aware of or made by us

Chad Nedohin (20:23):

<laugh>. Perfect. Okay. Um, now, uh, first I think I’m gonna do again is I’m gonna hide myself few, and we’re gonna have a little bit of fun, okay? Uh, hide self few ‘cause I don’t need to see me twice, okay? Uh, let’s go move forward with the main competition. But before we do that, I want to have a quick ten second fun, uh, little deal here where we, um, well, let’s throw up a meme. Did anybody see the news? That pen? Mike Pence wants to pick Chris Christie as his VP candidate.

Joe Caruso (20:58):

<laugh>,

Chad Nedohin (20:59):

You’re from New Jersey. What do you think? Think Joe

Joe Caruso (21:02):

<laugh>.

Chad Nedohin (21:03):

Okay, now I’m gonna throw this up as

Joe Caruso (21:05):

Far as I go. Come

Chad Nedohin (21:07):

On Now, I’m gonna throw up this on the screen. Uh, you guys will see it in a few seconds and I’ll leave it just, I’ll just leave it there. We’ve, uh, I, I’ve created, I’ve already created their campaign poster.

Joe Caruso (21:19):

Oh, no,

Chad Nedohin (21:20):

Yeah, that’s right. Their campaign poster. It is Pence Christie, 2024 slogan and Cheat ‘em and Eat ‘em.

Eric Swider (21:30):

<laugh>. I don’t know what would be a bigger disaster than that. Couple <laugh>.

Joe Caruso (21:37):

The Hindenberg,

Eric Swider (21:39):

Yeah, I mean, maybe if you put like Biden Harris back up, you know, it’d be a huge value, uh, entertainment value, but what a, what a disaster. <laugh>,

Chad Nedohin (21:52):

I know you guys will see it on your screen in a few seconds. It would just, uh, I had to do this because I saw that and I thought like, these two guys are already so oblivious. Like, what, what could get worse?

Joe Caruso (22:04):

<laugh>.

Chad Nedohin (22:05):

So

Eric Swider (22:05):

It, it really does a amaze me how out of touch a lot of the mainstream Republican party is with the Republican party and, and, and how they think, like, if they just keep ignoring the party long enough, like we’re everyone’s gonna change their mind and say, Hey, you know what? Let’s all just go back to corruption and pretending like it doesn’t exist. Like, no, we know the corruption is there, and if you ignore it and pretend like the party doesn’t support Trump, it’s not gonna get better. It’s just not going to get better. And it just amazes me how deep in the sand some of some people’s heads are,

Chad Nedohin (22:42):

Or, or deep into the buffet table. Um, oh, <laugh>, blow, blow,

Joe Caruso (22:48):

Blow. Oh, that was a low blow.

Chad Nedohin (22:49):

Yep. Yep. Uh, I see Hawkeye 1745 donates $17. Thank you. He says, we are 1770 6% behind you guys. Uh, thank you Hawkeye for supporting the show. We, we, we love you guys. And that support goes right back into pushing advertising. Uh, I don’t know if everybody saw, but we’ve been running lots of ads, uh, the last couple days. And, uh, you know, what I noticed is that there’s a lot of angry leftists on truth social using the platform. And, uh, the hate is on, on the ads is quite, quite strong. Uh, the trolls are not strong, they’re pretty weak, but the fact that they’re there is good for the platform. So that, that makes me feel pretty good watching, knowing that the left is coming here to use the platform, that they just can’t resist it, even if it gives us money. So, um, awesome.

(23:39):

Now let’s get to the, to the fun part, the meme competition. Okay, so we have 14 that I have selected, uh, through the, through a process and also had some inputs from a few others that we are going to throw on the screen. And we are going to, then what’s gonna happen is that the, uh, team up there is going to score them. I also have from Frank as Chairman Frank, uh, he has given me some scoring. That’s not his scoring. That’s Chris Christie eating. Um, he has given me some scoring as well that I’ll use to do any Tiebreakers. Um, his scoring is, is fantastic ‘cause the Do Frank is an OG at memes and, uh, you know, trolling Internet brigade. So let’s go meme number one.

(24:28):

And I think I need to go Zoom actual size there. We’re here we are. So meme number one from Mega Electrician. Mega Electrician has been out there all week, guys, he’s put out a ton. So we’re gonna score these. The rules are that the team is gonna score these on a score of one to 10. And they, and they’re in their consideration, they’re gonna take into account comedic effect, originality and reach. Now, the whole goal of this competition was to reach as many shareholders that have not voted as possible. So the rule was that you had to post it outside the group. There were some great memes in the group that never got posted outside the group. And so we will show those in the Honorable mentions because they didn’t make it outside the group. So, okay, so this first meme, meme number one, your score, folks,

Eric Swider (25:20):

I’m gonna give it a five, five, I’m just gonna jump right out there. I’m, I’m giving it a five. I like the meme, um, but I see that the reach was relatively low. Okay, so I’m, I’m gonna give a five.

Chad Nedohin (25:32):

Kate,

Katherine Chiles (25:34):

Same five

Chad Nedohin (25:36):

<laugh>. Joe,

Joe Caruso (25:39):

I, uh, the reach is what pulled it. I’m gonna go with a four.

Chad Nedohin (25:44):

Okay? And, uh, chairman, Frank had given that one a six. So this one is 5, 5, 4, 6. Okay. Next by Casino Bob for some reason, again, actual size, I’m just gonna command all wheel load. So this one’s a fun one. I’m gonna run this one. This one’s actually a video and it is saving private Ryan, uh, base meme. This was one of my favorites early on.

(26:21):

And

(26:33):

Your vote. Okay, so guys, vote this one starting with Eric.

Eric Swider (26:41):

Oh, man, I was gonna try to pull a beam up.

Chad Nedohin (26:43):

That’s okay. Joe, you’ve seen this one already. This was, this was one you pointed out to me.

Joe Caruso (26:49):

I, I’m, go, I’m going with a 10 on that one.

Chad Nedohin (26:51):

That’s yours favorite. Hey, Kate. Yeah.

Katherine Chiles (26:56):

10 <laugh>. So

Eric Swider (26:59):

I do remember this meme. I actually love this meme. I think that it was, uh, exceptionally creative and very well done, but I have to keep it a little bit lower because we have to account for reach, okay? And so as much as it breaks my heart, I’m gonna give it an eight.

Chad Nedohin (27:15):

Okay? And Chairman, Frank gave it a ooh, six. Okay.

Eric Swider (27:22):

Oh man, no wonder you didn’t invite him on the show. <laugh>,

Chad Nedohin (27:26):

Uh, Frank, uh, I’ll, I’ll sort of, it’s a buster Ball. I actually did invite Frank. He just, uh, he couldn’t be on video with us tonight, <laugh>, but yeah, I think it’s

Katherine Chiles (27:37):

Posted a few times though.

Chad Nedohin (27:39):

Uh, yeah. So we’re gonna get to some right here that have some serious reach. So, um, that’s not right. What’s the, uh, com uh, zoom Exercise Command zero? Okay, so this is Cranky American Cranky is a resident shit poster, uh, on truth, or sorry, we don’t use that word on the show, but he is, he likes to stir the pot. So this is cranky. Um, and he had a, had, uh, proxy information up here too. So, uh, this one did fairly well with Reach 162 likes and 81 res Eric.

Eric Swider (28:16):

Yeah, I like the reach on this. I like the creativity. Um, you know, I like the fact that he’s pointing out his personality. He’s cranky. He is, you know, clearly cranky. Looking at that, that glass. I’m gonna give it another eight.

Chad Nedohin (28:30):

Kate,

Katherine Chiles (28:32):

Six.

Chad Nedohin (28:33):

And Joe,

Joe Caruso (28:35):

I’m going with an eight.

Chad Nedohin (28:37):

With which one? Sorry,

Joe Caruso (28:39):

Eight. I’m gonna go with an eight on this one.

Chad Nedohin (28:40):

Eight. And Chairman, Frank says, uh, five. He’s stingy though. You’re right, Eric. Okay, look

Eric Swider (28:48):

At this.

Chad Nedohin (28:51):

Okay, now this one, this is the, uh, this is the, the meme, the, the general Melania, uh, billion meme. That is really

Meme Video (29:00):

Loud. I personally approved the decision to seek a search warrant in this matter.

Chad Nedohin (29:08):

So this is a, this is a, not, this is a meme that’s been floating on for a while, but then she went and threw all of the, um, the voting information on it. And it did reach a lot of people in, in the comments. There were lots, uh, saying, Hey, you know, thank you for the reminder to vote. This one got 707 likes, so it got massive reach. Um, even though it, it was an existing meme, just massive reach.

Eric Swider (29:35):

Yeah. So this one here, um, so I, I’m gonna give a lot of weight to the reach. I’m taking away a lot on the creativity ‘cause it was an existing Marine, um, meme. If it didn’t have the reach, I probably honestly probably would’ve gone with a five. Um, but I’m gonna, I’m gonna give it a seven.

Chad Nedohin (30:00):

Seven, and

Eric Swider (30:02):

I, I, and because the reach was so high, I probably would’ve given this one an eight or a nine as well. Um,

Katherine Chiles (30:09):

<laugh>,

Eric Swider (30:10):

I have a hard time giving a high score to memes with people. I respect’s wife in them, <laugh>. It’s just, I don’t know why I, I’m old school, you know, so I’m gonna give it a seven.

Chad Nedohin (30:22):

All right,

Eric Swider (30:24):

Kate, I’m ma I’m probably not making any friends today.

Katherine Chiles (30:28):

I’m, I’m giving it a nine for that reason. Eric <laugh>.

Eric Swider (30:32):

Oh, nice.

Katherine Chiles (30:33):

Because there’s just that I couldn’t give it a 10 just because of the wife. Yeah, Melania <laugh>,

Eric Swider (30:40):

That’s still a great score, right? I love the reach, though. I had great reach,

Katherine Chiles (30:45):

Right?

Chad Nedohin (30:46):

And Joe,

Joe Caruso (30:48):

I I, I’m gonna go with seven

Chad Nedohin (30:50):

Seven, you would be in line with Chairman Frank’s score of seven. Okay, next up we have Alec Claunch. Alec also took this video and ran it as an ad on, um, on Rumble and pointed it to the burning Shortz video.

Eric Swider (31:15):

So I don’t have the numbers on.

Chad Nedohin (31:19):

So this one, the reach is hidden because it, uh, it came in about almost a thousand extra vvs to the, um, to the burning shorts video with the instructions on how to vote. So his hi, his reach on truth isn’t great, but it was, it was very well received on Rumble. ‘cause he ran it as an ad that showed up before. Videos play on Rumble.

Eric Swider (31:41):

Oh, well, I’m, I’m, I mean, first of all, it’s got my name on the T-shirt. So <laugh> and, and he went outta the way to run it as an ad. I’m just giving that a perfect score. That’s a 10. Oh,

Chad Nedohin (31:54):

Okay. 10. It is Kate.

Katherine Chiles (32:00):

Pretty creative. It’s pretty creative. Uh, my husband will shoot me if I don’t say at least a nine.

Chad Nedohin (32:08):

Okay. Nine <laugh>, no. And then Joe,

Joe Caruso (32:12):

I’m, I’m gonna go with nine. I would’ve given it a 10 if they were able to superimpose Eric’s face and put it on

Chad Nedohin (32:21):

<laugh>. Okay,

Joe Caruso (32:22):

Then that would be if and if he could go back and do that. Yeah, I mean, contain value, I’d be all, all in on that one.

Eric Swider (32:29):

Yeah. Chad, I, I, can I recant? I, I go down to a nine as well. Okay. I, I’m, I’m going with Joe on that one.

Chad Nedohin (32:35):

Okay, so Alec, you are listening. So you have a task to do if you want to, uh, up your game. You gotta get the moving face on it. Okay? Uh, and finally, chairman Frank on this one gave it an eight. So this is a very well scored, um, scored meme. Next one number, uh, where are we at? This is number six, I think this isn’t, yeah, number six. Number six is by Bob and Kelly. Bob and Kelly have been memeing for D wax since day one. They have put out some very creative memes. The one Eric of you and I as Marvel characters. That’s from Bob and Kelly. So, uh, fairly creative has all the information and a, a moderate reach. Plus they shared the group and they’re making fun of Biden.

Eric Swider (33:33):

What was the reach? How many people?

Chad Nedohin (33:34):

This one, this one was about 13 likes. So

Eric Swider (33:39):

I would like to see more reach, obviously, but I really like the making fun of Biden thing. So I probably, because of such a low reach count with six, but I’m gonna just give it an eight. ‘cause somebody wants to know who pooped his pants.

Joe Caruso (33:57):

<laugh>.

Chad Nedohin (33:58):

All

Eric Swider (33:58):

Right, I’m giving this one I high score then I probably should, but I’m doing it. I’m doing it anyway. I don’t care.

Chad Nedohin (34:03):

You are a generous man, Eric, Kate, what do you got?

Katherine Chiles (34:08):

I gave it a seven.

Chad Nedohin (34:09):

Seven. And Joe.

Joe Caruso (34:13):

Yeah, I’m gonna, I I I, I like it. The reach is, I mean, yeah, I’m gonna go, the reason why I’m gonna go, I’m gonna give it a seven. I don’t see, I don’t really see much difference in how Biden typically portrays himself. <laugh>, it looks pretty normal. I didn’t really see the mock up <laugh>, I mean, but yeah. Oh, the shoes. Alright, I got it. Alright. Yeah. Ding the shoes. The

Chad Nedohin (34:48):

Shoes, that’s right. Uh, and Chairman Frank was extraordinarily stingy. This one gave us a three.

Joe Caruso (34:54):

Oh wow.

Eric Swider (34:55):

Three. I would expect him to get five.

Chad Nedohin (34:58):

Nope, he’s, he’s a tough customer. Hey, now this one, it’s not, it’s not exactly a meme, it is a video and we’re not gonna play the whole thing. But this is by Dac Rescue Mission,

DWAC Andy Voting Instructional Video (35:15):

How you can vote.

Chad Nedohin (35:16):

And he’s, um,

DWAC Andy Voting Instructional Video (35:18):

Well cease operations and will liquidate.

Chad Nedohin (35:21):

He’s done an entire structural video you

DWAC Andy Voting Instructional Video (35:23):

Held as of July

Chad Nedohin (35:25):

For the entire stock, describing the company, what it means to hold a share, what it means to vote your voting rights. Then he describes voting and he does this over vote minutes. And it is incredible. And he’s got a full animate, an animated character, uh, didn’t get a ton of reach. He does have it on YouTube. And he got a little bit of reach there with some people that commented that they voted because of it. And a few people have, I’ve seen people quote truthing this around, so he’s got a little more reach than it shows on the screen. Um, it’s very, it’s very, very well done. And, and I, I had run it by, uh, some legal and it looked like it was also spot on, legally. So guys, what are your thoughts on this eight minute cartoon that was done fully for the vote and for the stock?

Eric Swider (36:15):

You know, I think if it was just based on the video and the information, the amount of work that went into it, I would, you know, give it a really high score. Regrettably, I have to give it the lowest score that I’m going to so far because it’s so helpful that it’s not funny. And the reach wasn’t exactly where I’d like to see it. So I’m gonna give it like a, I’m gonna give it a, I, ah, this guy’s gonna kill me. I’m gonna give it, I’m gonna, I’ll give it a six. I was gonna say five, but I don’t want an enemy ‘cause he’s put a lot of work into this. So I’m gonna go to six and he probably already hates me now. Or she,

Chad Nedohin (36:53):

He, and he was one of our, one of the folks, folks in DC with us too. I didn’t

Eric Swider (36:57):

Laugh.

Chad Nedohin (37:00):

So, uh,

Eric Swider (37:01):

If the guy, if the guy was wearing a shirt that said, who pooped my pants or something, <laugh>.

Chad Nedohin (37:07):

Okay.

Eric Swider (37:08):

I’m easy to, I’m easy to entertain.

Chad Nedohin (37:10):

Kate, your vote?

Katherine Chiles (37:13):

Um, I gave it a five.

Chad Nedohin (37:14):

Five. Yeah. So Joe, that’s, that’s

Katherine Chiles (37:18):

Something going,

Joe Caruso (37:18):

You, you gotta give, I, I gotta give him a seven or I gotta give him at least a seven. The amount of work that went into it, it just outweighs everything else.

Eric Swider (37:26):

I know a ton of work.

Chad Nedohin (37:28):

And, uh, lastly Chairman Frank gave this a mixed score. ‘cause he had one score for creativity and one score for originality. And his originality, uh, was wait, uh, his, his comedic effect, sorry, was one, but his originality was nine. So we’re just gonna give him that nine, just because everyone else was low scored

Eric Swider (37:49):

On How great to take the one to nine add together, divide by two, that’s AU

Chad Nedohin (37:52):

Five’s, a five. Ah, okay, then that’s perfect. Yeah. So that would be right in line with everyone else’s score. Okay, moving on. ‘cause we’re all, we’re still going here. Uh, this is, this is Jimmy. Uh, Jimmy is a amazing man. He had taken this. Now what you see on the screen is just the one instance of this. He posted this on Great Awakening win, and they made it. They’re like, they, they bumped it up to the top, highlighted it, and he got hundreds of likes. And, and what is it, 34 or 50 shares? And the, in the comments it was just, I voted. I voted, I voted, I voted. Thank you. I thank you for reminding me to vote. Thank you for reminding me to vote. So this one had probably the best reach of anything in terms of actual effect on the vote, but so just keeping in mind, yeah, this one had amazing reach.

Eric Swider (38:48):

Yeah. So because of the reach and because they have Chris Farley yelling, which to me is comedic. I’m gonna give a strong old nine. I love that reach.

Chad Nedohin (38:58):

Yeah. And it’s <laugh>, that was the point of the game. Uh, Kate. 8, 8, 8. And, uh, Joe.

Joe Caruso (39:11):

All right. I’m gonna give it, I’m gonna give it a nine, but I will, I will make one comment for an improvement.

Chad Nedohin (39:17):

Hmm.

Joe Caruso (39:18):

Okay. If, if he could do what the simple request I had for the superimposing of Eric’s head on that other character, if they could put Christie’s head on this one

Chad Nedohin (39:29):

<laugh>.

Eric Swider (39:30):

Um, yeah, that’d be great.

Chad Nedohin (39:32):

Okay. That you got your task, Jimmy. That one needs Christie’s head. And let’s see what chairman Frank gave it. Chairman Frank gave it a, he said four, five. So five, he gave it a five,

Eric Swider (39:45):

You know, would be great is if it was Christie yelling at Pence

Joe Caruso (39:49):

<laugh> perfect. <laugh>, that would be perfect.

Chad Nedohin (39:53):

Oh, yes, yes. Christie yelling at Pence, cheat him and eat. And I

Eric Swider (39:58):

Think it would be fitting because, you know, Pence isn’t gonna vote the shares and he’s not gonna amount to Jack squat. So it would make it a very truthful meme as well. <laugh>.

Joe Caruso (40:08):

Oh yeah.

Chad Nedohin (40:10):

It sounds like not

Joe Caruso (40:11):

A concern.

Chad Nedohin (40:12):

You need to just hire somebody to do a graphic design work for you, Eric, and just come up with troll memes all day. <laugh>. Okay, moving on. Um, this one, wait, where were you? Did I have the wrong one? Oh no, it’s, um, it’s down in the, in the bottom here. ‘cause so this, this meme made it here because he spammed him to like a million places. I think when I went through his account, he had like 55 instances of it in every under as a comment under every single like, major account. So it got some reach. Um, I thought it genuinely hilarious. I’m a pastor, so, you know, I I thought this was, this was, this was my, uh, this, this one hit my heart. So that’s how it made the finals. <laugh>.

Eric Swider (40:58):

Yeah. I love vintage advertising. I think it’s great. I love the, the combination of the, the topics, how they come together, apparently had great reach beyond what’s sewn here. I’m gonna give it, I’m gonna give it a seven. And the reason I’m not giving it an eight or a nine if it ha if it really did have good reach, um, is because, um, the humor, it’s a dry humor. I mean, I love

Chad Nedohin (41:29):

It. It’s, it’s a dry humor. Yeah, it’s past humor. But

Eric Swider (41:31):

I do love the vintage advertising. I love it.

Chad Nedohin (41:34):

Kate.

Katherine Chiles (41:37):

Hey, I’m gonna give it a five

Eric Swider (41:39):

<laugh>. Wow.

Katherine Chiles (41:40):

Five. That is, that is because it was, it was kind of spammed. Uh oh. So when you went to the, when you went to the, the hashtag, it was just, it was, it was there several, several times.

Chad Nedohin (41:52):

Several hundred times.

Katherine Chiles (41:54):

Yeah. And trying to go through the rest of ‘em. It was, it was, you know, time consuming. <laugh>.

Chad Nedohin (42:02):

All right, Joe, getting past

Katherine Chiles (42:03):

This one. I’m trying to get past this one. So it was good, but a little much,

Chad Nedohin (42:09):

Joe, what you got?

Joe Caruso (42:11):

Uh, I’m looking at it. I’m trying to think. I I’m gonna go with a, I’m going with a five,

Chad Nedohin (42:16):

Five and Chairman Frank gives it a five seven. So the mix is six.

Eric Swider (42:24):

Wow. Steve, I, I just love the vintage. I gave it the highest score.

Chad Nedohin (42:30):

Well, Frank did give it a, uh, a seven for originality, but a five for, uh, for the, um,

Eric Swider (42:38):

Alright, number 10. Tell me that it had more reach than what it shows on the screen. ‘cause I really want to give it a higher score.

Chad Nedohin (42:44):

Yeah, because a few people quote, did this all quote truth this all over the place and it got, it got used multiple places. <laugh>

Eric Swider (42:54):

Again, the only thing that could make it better to Joe’s point is if that was Chris Christie’s superimposed. Um, but, but yeah. I’m, I’m gonna give it. Yeah. So you’re saying it got good reach. Was the reach good?

Chad Nedohin (43:06):

Yeah. I mean, this one, this one did fairly well. Yes. This would be probably the second or third best. Uh, no. So B’s got B’s and, and Jimmy’s got the most reach. This would be like the third best reach.

Eric Swider (43:19):

I, I’m gonna, I’m gonna give a, give it a nine. I, I actually laughed out loud when I, when I first saw it,

Chad Nedohin (43:26):

Kate,

Eric Swider (43:28):

And I like, oh, sorry Kate.

Katherine Chiles (43:31):

No, go ahead.

Eric Swider (43:33):

No, no, go ahead.

Katherine Chiles (43:35):

It it was good. It was good. Um, yeah, <laugh>, it was good.

Chad Nedohin (43:43):

Your score?

Katherine Chiles (43:45):

Uh, eight. Yeah.

Chad Nedohin (43:47):

Eight. Okay. Nine, eight. Joe, your score.

Joe Caruso (43:50):

You, you got, you got it. Give this a 10.

Chad Nedohin (43:53):

10. And Chairman, Frank says 10.

Eric Swider (44:00):

I wouldn’t argue with a 10. That’s not a bad score. It’s a great meme.

Chad Nedohin (44:03):

Chairman, Frank was sharing this around as well. He, he had taken a, a screen video of it and then shared it out. So there were, there were people using this one. Uh, I’ll be honest, this one, I, I laughed pretty hard when I saw this one. So that is Rat dog. All right, moving on. We have, where is this one? This another one from MAGA electrician. Uh, makes it here because I a lord of the Rings fan. I even have all the, so, and I had to just, ‘cause it was,

Eric Swider (44:36):

It was, it was crappy. Yeah. I already give it a six.

Chad Nedohin (44:37):

Six.

Eric Swider (44:39):

Yep. I’ll have to speed it up. I’m already get kicked outta my building soon.

Chad Nedohin (44:42):

Okay. Kate.

Katherine Chiles (44:44):

Six.

Chad Nedohin (44:46):

Six.

Joe Caruso (44:47):

I’m on that too. Six.

Chad Nedohin (44:49):

All right. And then, um, last couple here. Another one from MAGA electrician. Again, spammed everywhere votes. Eric.

Eric Swider (45:02):

So was this one a still meme or was it a video?

Chad Nedohin (45:05):

No, still meme.

Eric Swider (45:07):

Alright then I’m gonna give it just such low reach. I’m gonna give it, I’m gonna give it a five, which I didn’t want to do because I love this guy’s misplaced anger in everything he does. And I love how it was attached to this meme. Um, but regrettably, it was a low reach and I couldn’t see the action. I would’ve loved to see him do that as he was calling her a DWAC sandwich.

Chad Nedohin (45:32):

<laugh> Kate.

Katherine Chiles (45:35):

Uh, I gave it a six

Chad Nedohin (45:37):

Joe. And

Katherine Chiles (45:38):

The, the videos do give it, make him go a long way. <laugh>, so Yeah.

Joe Caruso (45:44):

Yeah. I’m, I’m going, I’m going with five on this

Chad Nedohin (45:47):

Five. And Chairman Frank is a five. Okay, we got two more and we’re done. Okay. Uh,

Eric Swider (45:58):

This one here, I’m gonna give it a five. Number one, the reach was low and number two, if I laughed at this in front of some people, I know I would get slapped so I couldn’t

Chad Nedohin (46:10):

<laugh> Kate.

Eric Swider (46:13):

I love the concept though,

Chad Nedohin (46:14):

Joe.

Joe Caruso (46:17):

Ah, I’m gonna go to four

Chad Nedohin (46:18):

Four. And Chairman Frank is a, on this one, he is a, uh, five. Everybody’s consistent. And the last one, uh, had to throw in something from Whitey. He’s, he did so many, so many and he never posted any of them in the public feed except for this one. Um, including the really, really hilarious one that he did that you re truth, Derek. Uh, but this was the only one that made it to the public feed. So, uh, there’s this one.

Eric Swider (46:48):

Yeah. So I really regret this doesn’t get wider reach because I actually thought this was hilarious. ‘cause like when you first look at it, the forward to victory, you’re like, oh, it’s gonna be another lame one. And I just love the little comments below the, the two, two and the G sitting. The, uh, back’s always gets bad. Um, but this, the, the reach was, was not there. So I’m gonna give it a five, but I love the humor in it.

Chad Nedohin (47:12):

Five Kate.

Katherine Chiles (47:14):

Five.

Chad Nedohin (47:15):

Five. Joe,

Joe Caruso (47:17):

I’m throwing the line. Five.

Chad Nedohin (47:19):

And Chairman Frank, last vote of the night was a four. Okay. Now, uh, let’s tell tally these up. Gimme 10 seconds to look at these while I, and I’m gonna throw some on the screen while we go. Uh, this is, this was the one from Whitey that I really wish he had posted in the public feed. ‘cause it was hilarious where he said, after a week of trying, this is the best meme I can do. And then he just digital crayon hashtag DWAC rules onto the 8-K. Now this, he should have pub published this in the public feed <laugh>. But, um,

Eric Swider (47:56):

That was funny.

Chad Nedohin (47:57):

Yeah, that was, uh, that was hilarious. There were a couple others that were, you know, really good. This one didn’t make it to the public feed by ski skier watching. So thank you. Uh, a couple other funny ones from Jimmy. Jimmy was doing one every day, uh, with his daily countdown. Jimmy’s been awesome. Uh, you know, obviously Mag Maga electrician, I just threw this in the way ‘cause this, I still love this one. It’s like, it’s like DWAC is racist, but you have heard of Dac <laugh>, right? Like, some good good stuff guys. Um, this one here, if you watch the whole, uh, then that’s truth is gone. Okay guys, let’s, let’s tally these up and let’s pick a winner for the night. Okay, we have the, looks like this one from Casino Bob. The, this one had, uh, two tens and eight and six. So that’s, uh, 34. The, this one had 35. So Alec got 35, Bob got 34. And this one from Jimmy got, uh, nine plus nine plus 31. And the last one that did really well, two nine plus 37 Rat dog is the clear winner by two points. We don’t even have to do a runoff tonight. Rat dog, you are the DWAC meme champion. So

Eric Swider (49:41):

Congratulations, Mr. Rat, dog,

Chad Nedohin (49:44):

Mrs. Rat, dog,

Eric Swider (49:45):

Mrs. Rat, dog. I’m sorry,

Chad Nedohin (49:47):

<laugh>.

(49:52):

Okay, let’s see what is, are you in there? Uh, so she’s quite surprised. She’s in the comments paying attention. So, uh, there we go. I hope there are no hard feelings. This was, uh, this was objectively scored. We went through quite thoroughly and, uh, way to go rat dog. You will, uh, receive a signed Trump hat in the mail. Um, or you know, if I see you in person, I’ll just bring it. We’ll, we’ll just bring it down. So, okay. Uh, that’s it for the night guys. We’ve had a fantastic night. I would like to, uh, note that our sponsor is, uh, still under attack and that, uh, pray for President Trump, everybody please. Because the, um, the Georgia Grand jury is looking at some indictments. And so keep praying for him because he’s gonna need all the, all the spiritual help he can get and support him online because this is absolutely crazy. I’d like to say thank you to everyone for your memes. I want to just make a point, like, Joe, I know you can’t tell us results of the vote, but the memes like you, the call centers, do you ever hear anything from the call center? Like, Hey, people are calling ‘cause they saw memes.

Joe Caruso (51:04):

Uh, you know what? I, I didn’t, I don’t know specifically about, um, you know, keeping tally of, uh, incoming traffic, uh, mentioning the memes, however, uh, your efforts and, and the efforts of the, all the individuals that are on, you know, the DWAC page or that are following you on truth and you know that that is contributing to a massive amount of participation. Um, and always remember this, you know, as, as other investors are, you know, all the other investors in this company, they’re benefiting from this. Um, you know, ‘cause the more people that, uh, actively participating in the voting process, uh, you know, the cost is less for the, the entire company and it makes the process more expedient. So, you know, every little bit helps. Every, um, everything helps the, the meme competition, believe it or not, yes, it, it helped. Uh, and all the work that you’re doing and, and, and all the followers that, that you have on the pages, uh, are helping considerably. Uh, you know, it’s a high, uh, higher than normal vote threshold. So everything that anyone could do is, is greatly appreciated. And, and keep the pressure going, you know, just because of, you know, all the good news is, is great, but you gotta keep the pressure going. You gotta keep the momentum going and, and, and we gotta go through, you know, see it through to the end. So yeah, that’s helped and everything is, everything you’re doing is helping.

Chad Nedohin (52:32):

Well, thank you. Yeah. And uh, I

Eric Swider (52:33):

Wanna echo that, Joe. Uh, you know, Chad, thank you so much for you’ve been doing. I wanna thank all the shareholders as well. Uh, it’s been a long road, but, uh, you know, we’re making progress. I really thank you guys, gals. You know, please go out there if you know anyone else, you know, would rock to turn over to find a shareholder, find them, uh, every single share matters ‘cause it is a higher threshold. And, uh, you know, another, another thank you to, uh, you guys, Joe over there at the Alliance. We really, I obviously couldn’t have done this without you clearly made the right pick, uh, with, with our proxy. So thank you.

Joe Caruso (53:05):

Appreciate it.

Chad Nedohin (53:08):

Well, uh, thank you guys. That’s good to hear that we, uh, it, for me, I, one of my, if you’ve ever done the strength finder test and there’s like the five, they’ll give you your top five strengths. For me. My, my top five strength is, uh, my top strength is achiever. So it doesn’t matter what I’m doing, long as I’m achieving, I’m energized and ready to go. It doesn’t matter what it is. And so, and I know a lot of people have that, that as a, as a top strength. So hearing it from you guys that we are succeeding and that the work we’re doing is effective, it makes us want to get out there and do more. So thank you guys so much. So on that, Eric, you’re gonna get kicked outta your building, right? And, uh, we’re <inaudible> <laugh>. So we’re gonna go, uh, before we go, we’re just gonna quickly say God bless you all. And tonight, uh, we are gonna DWC Chris Christie because you know what? I think we dunked on him lot <laugh>. So let’s enjoy that. So DW him. All right guys, so, uh, again, God bless you all. Have a good night. Keep calling. Thank you telling everybody. And uh, to Chris. Christie, you just been, DWAC’D.

Episode 75

Chad Nedohin (00:00):

Oops. Wow. Uh, there we go. Punch right on the mic. Eric, should we check and see who’s in the, in the comments?

Eric Swider (00:10):

Yeah, absolutely.

Chad Nedohin (00:12):

Who have we got in the comments tonight? Who do you see?

Eric Swider (00:18):

Uh, let’s see here. We got a lot of people in here. A lot of hellos, lot of comments in the hat. Thank you. Thank you. Coming from a Ted Cruz rally, I’m not, but I, I wouldn’t mind being at a rally down in Texas. That’s a great state. Uh, we got good, uh, got a good team in here tonight.

Chad Nedohin (00:40):

Very good team. I see DWAC. Yo, big mama. Wow. That’s a username in a ha in a half. And, uh, <laugh>, we got ski. Uh, Ryan, Kathy, you know what that funny sound is? That’s one of my plugins is still on my voice. Singing mode was still on. Okay. Uh, gameplay gurus here. Gameplay guru. I love you, brother. Even though we don’t disagree on everything or so, even though we do disagree on almost everything, but we love you. Uh, Kathy is here. I see,

Eric Swider (01:11):

I see. Frank is in there. You see Creative Waves owns

Chad Nedohin (01:15):

There. Frank is there. I see Jane Jones. Mike Riz. Oh, there’s everybody’s

Eric Swider (01:21):

Here. That

Chad Nedohin (01:22):

<laugh> Patriots in the woods. Jamie Dodge guy Can-Am. Wow. Tonight is a busy night. Very busy night. So, Eric, why don’t you do the, the honors, I don’t know why it went to this. It should have went straight to, uh, to the article, but I’ll pull that up in a second. Why don’t you do the honors and tell anybody who’s watching tonight who hasn’t seen the news, what you guys filed this morning.

Eric Swider (01:45):

Yeah, so we actually filed on Friday evening, late Friday, we filed our updated 10 K. It’s actually a 10 KA, it’s an amended 10 K. And that was for fiscal year 2022. That 10 KA also covered all of the reporting quarters proceeding that, which was four Q of 2021, as well as the quarters throughout 2022. So that was basically the restatement of all of our previous financials. Um, that sets us up for our next round of financials, uh, which will be filed shortly, which would be our 10 Qs for 2023, which we could not file until we got that 10 K out. So that was a, it was a really big lift. You know, I definitely want to give a, a big thank you to several people. Uh, number one is our new audit team. They’ve been, uh, fantastic to work with. It’s a great firm.

(02:40):

Our financial preparers over Brio. Been a a great team and, and partner for, uh, from the beginning. Our management had a huge lift. Our CFO did an amazing job. Our entire staff, Alex, Natalie, everybody was really there. Um, pulling the weight. The legal team has just been phenomenal in making sure everything was done properly. So, uh, a big shout out to the team. They did a great job getting this in. It was a really big lift, a really big step and hurdle for us to prepare to file the S-4. So congratulations to everybody on the team that got that done and, and got the path cleared for us.

Chad Nedohin (03:18):

Fantastic. So it sounds like we’ve got a good team now. We’ve put out these ones and in the fi and in the PR it said you’re looking forward to the, it says soon you’re looking forward to the quarterlies for 2023. Is that, that’s, uh, that’s a big deal too, right?

Eric Swider (03:35):

That’s correct. Yep. Once we get those, uh, those quarterlies in, then our next filing behind those, uh, should be our, uh, the S-4. Okay. Which we have in public disclosure. Our target date for the S-4 is the 14th. That’s our target date. Um, so we look forward to, uh, forward, you know, to getting that filed as quickly as we can for the shareholders.

Chad Nedohin (03:59):

The 14th. Hey. Okay. So that’s, that’s a big day. Um, it’s also the day where Congress runs outta money. Uh, just, you know, coincidentally, but <laugh>, um,

Eric Swider (04:11):

Oh, hey, one thing I I do wanna bring up, I don’t know if people are aware of this. We’re gonna start announcing this in the next couple of days, but we actually have another vote that we need to do before the end of the year. I don’t know if, if you’re aware of this,

Chad Nedohin (04:27):

Uh, you’re catching me off guard here. I like this. Come on, let’s bring it on. So

Eric Swider (04:31):

We, we have got to do our annual shareholder meeting, and that is a requirement. And so we are getting ready to file the proxy and we will announce that shareholder meeting date. But we’ve got to hold that shareholder meeting before the end of the year. So it’s really important that, uh, the shareholders look out for that proxy, be a very simple proxy. Um, we will have a 51% threshold. We expect it to be reached relatively quickly ‘cause we’ve got a great shareholder base. But, uh, that’s getting ready to kick off here in the next, uh, I’d say in the next week or so, we’ll be announcing the proxy on that.

Chad Nedohin (05:07):

So going to be a dinner and a party after.

Eric Swider (05:10):

We can always do a dinner and a party.

Chad Nedohin (05:13):

Wow. Uh, okay. Well that’s, you’re catching me off guard again. Love it. This is fantastic. Uh, shareholder meeting. Now, um, did we do one of those in 22?

Eric Swider (05:25):

Um, I imagine we, we would have, it was probably combined with the, with the other vote, right? Um, or may not have been. I I, I really don’t know. I’d have to go back and look at the records.

Chad Nedohin (05:38):

So we didn’t, we didn’t do it last time because it was, yeah, and I do remember, yes, it was combined with the, with the, um, with the other vote. ‘cause I remember it being an ag GM on top of it with the vote. So yes, it was combined. So this year, um, this year we’re holding them separately. Uh, okay guys, well, you heard the man we’re gonna have, uh, some brigade teams ready to go and, uh, lots of advertising.

Eric Swider (06:04):

Yeah. And I, I see that from, uh, snow Heen. That’s right. It’s good practice. See, quickly we can get the 51%. That’ll be a, uh, a good litmus for the, for the vote for the merger.

Chad Nedohin (06:16):

So what would typically go on at this meeting then? Uh, knowing that we’re at that point in time, we would hope to be into the S-4. Um, besides, like I said, dinner and a party afterwards. What would typically happen at a meeting like this?

Eric Swider (06:29):

You know, so can, so typically you would vote on new board members, you would vote on any resolutions that the company has outstanding. Um, we had not drafted the proxy yet, and I couldn’t disclose what was gonna be in the proxy if we had until we make it public. Right. But I would imagine it’ll just be a very standard, simple shareholder, uh, annual shareholder meeting

Chad Nedohin (06:50):

With quorum. Okay, cool. Um, yeah, 51%. That’s, uh, that makes things real easy compared to 65. That’s a big deal. And, uh,

Eric Swider (07:00):

Yeah, and I, I’ll tell you the, you know, here’s something that going forward, all shareholders may consider when you open up an account and you hold your shares, there’s two things that you elect to us normally automatic. Most people don’t even know they’ve elected to do this. Um, number one, there’s a box that you check that says, do not share my information with companies I invest in. And a lot of people will check that box because they think it’s a marketing thing. But that’s not a marketing thing. That is for us to be able to send you directly your voting material and to be able to take your vote via email or via phone call. And so when you check that box, you become what’s called an objecting owner. And then your vote has got to be sent to you a big package, and the mail’s gotta be sent to you.

(07:44):

It’s called an objecting voter. And so one of the things you can do is reach out to your brokerage and tell them that you want to, uh, be a nonobject, a non objecting shareholder for a digital world, meaning that you want your voting material sent directly to you. Um, so that’s one thing you can do. The other thing is we sent out a press release a couple of months ago, five different ways that you can take control of your shares to make sure that they’re not out there in the DTC pool and being shorted against. And so if you’ve missed that, I would encourage you to go back and look at that press release. There was very clear instructions on how to do that. Um, actually, you know what, we, we may not have sent that out. If we haven’t, I’m gonna talk to the legal team and see if we can send that out. Um, there’s very clear instructions on what you can do, um, to make sure that you can, uh, take your, your shares into, into your personal registration. And so, I apologize if, if I, we may not have sent it now that I think about it. Um, if we didn’t, I’m gonna go back to the legal team and see if we can get that out to everybody.

Chad Nedohin (08:51):

Very cool. Okay. Se so we’re gonna be watching for a, uh, a press release for everyone, uh, from the legal team. And the, again, the description of how to make sure you are well-informed from your broker, and there’s no blockages that would come via being an o uh, an oboe and needing to get it as a paper package in the mail.

Eric Swider (09:11):

Yeah. And, and also keep in mind that if you keep your shares registered with the broker and not held in your own name, not only can your shares be lent out to be shorted, but you can’t vote your shares if they lend your shares. So you wanna make sure that you, you maintain ownership so that you get to cast your vote.

Chad Nedohin (09:37):

Yes. And so that would be through the, and we’ve talked about this as a group lots of times with, that’s through direct registering. Now, I mean, one of the, one of the methods of doing that, there are transfer agents, right? Um, I believe typically DWAC shareholders talk about Continental stock. Now there are some, uh, there’s some, you know, sometimes a little, a few hoops to jump through. Like, my broker made it a miserable mess and it’s ‘cause it’s Canadian, right? So it was painful, but other people had no problem. It was a 10 minute phone call to Continental stock. They initiated the transfer, they paid the fee, and boom, those shares were outta the pool and in their own name.

Eric Swider (10:14):

That’s right. Usually one call to the transfer agent, I think they, they charge a small fee. Um, but then they will transfer those shares over. Sometimes the brokers like to make it hard, they like to maintain control of their, um, of the investors, um, because they get to take your shares and lend ‘em out and they, they make a lot of money off your shares. Um, so they don’t like when people hold ‘em in their own name at the, at the transfer agent. But, uh, we would recommend that shareholders always look into doing whatever serves their best interest.

Chad Nedohin (10:42):

Interesting. Okay, here we go guys. So that’s, this is the direct registering what we’ve been talking about for almost two years. It’s, uh, from Eric himself. Let’s see, what else? Um, yeah, there was something about direct registering that we had wanted to talk about a long time back and I can’t remember what, okay, well we’ll move on. If I remember. We’ll bring it up. Alright, so we’ve got a, we got a Christmas party to plan, essentially, right? AGM Christmas party. And we have, uh, and we’re gonna all start looking into making sure we are not oboes and we are non objecting. And we are three, we are, we are going to all consider the best opportunity the be what is best for us as shareholders. And that, like you said, consider owning the shares in your own name because of what the shorts can do. That’s fantastic. Okay. Um, couple things I wanted to bring up. I noticed that, um, Mr. Devin Nunes, CEO, was, uh, very publicly happy in the pr. He even said he plotted this as a key milestone as we swiftly work to complete our plant merger with DWAC. That, uh, that’s gotta feel good coming from the, the CEO of the TMTG side.

Eric Swider (11:53):

Yeah. Listen, T MTGs has been a phenomenal partner. You know, that’s just such a great team over there. Uh, Devin has been just doing a phenomenal job at, uh, at the helm over there. We’ve been really gracious to have them as a, as a partner, working through all these, the challenges that we’ve been working through. I can tell you the shareholders are lucky to have them as as leadership because they’re being really good stewards. Um, and, and we’re looking forward to continue to work with ‘em. And I think that we just have a, a great relationship and I think it’s gonna go a long way in, in getting this transaction done.

Chad Nedohin (12:27):

And speaking of, um, of TMTG, have you, uh, have you seen what they came, what they, what we’re in the middle of testing? Have you seen truth plus?

Eric Swider (12:36):

You know, I have to be really careful on anything I say. Um, you know, TMTG is always developing new technology and, and, uh, and rolling out things on the test platform. And, you know, I would al I would just say that I would, uh, you know, always be on the lookout for new product. I think they’re doing a great job over there and I think it’s gonna be exciting to see what they come out with.

Chad Nedohin (13:00):

Yeah. Here, I’ll just, I’ll make it easy on you so that you can see what, what’s public on that. Uh, so we’re not putting, throwing you under the bus. Uh, there we are. It’s on the screen. This is the, uh, the cell phone video I took of, uh, like the screen record video I took of the, oh, don’t do that to me. Whatever of the, um, come on, you can

Truth+ News Video (Background) (13:21):

By Hamas, that is the end state that we will see shortly.

Chad Nedohin (13:24):

Okay, fine. I’ll just close it. Anyway. It’s the, this is the cell phone video I took of the screen record of the, um, of the new, yeah, it doesn’t want to, there we’re, it’s gonna switch. There it is right there. You can see on the screen, you can see the, uh, the, the TV channels out there. This is what’s, uh, at least isn’t a public beta. So it’s not, it’s not public

Truth+ News Video (Background) (13:48):

By Hamas,

Chad Nedohin (13:48):

But everyone can see it. So, um, that’s, there’s truth. Plus we’re in the middle of testing. It is super fun. It’s nice to be able to watch your news write in truth. Looking forward to being able to interact with it at some point where we can share it, comment and that kind of thing. But, um, speaking of comments, what’s, what’s going on in the comments with questions here? Uh, d wack your big mama, so half, is the rest getting canceled? Oh, uh, yes. There’s, so there’s been lots of questions. We, we’ve all been through the 10 K and we see that the, the news about the pipe is still the same as the last pr. So we’re, uh, because the, the 10 K shows the information as of the 24th of October. And I’m not gonna ask you how far along you are. ‘cause obviously that would be information you can’t share with us on the show yet. Um, but what IW did wanna ask is with the 10 K, when you get that ready and you put it in with information current of say, October 24th, when that goes to the auditors, it takes them time to audit. You don’t, once you get it back and they’ve approved it, you don’t update it again. Do you?

Eric Swider (14:52):

Um, we update our 10 K up to the hour of filing. Oh,

Chad Nedohin (14:58):

Okay. So, so that, so then having information current as of October 24th on the pipe is simply because there’s no other public information to share at the point that you can update it. Is that how that works?

Eric Swider (15:13):

Um, it depends on what section of the 10 K you’re looking at. So if you’re looking at, um, the subsequent events,

Chad Nedohin (15:22):

Yes,

Eric Swider (15:22):

That would give you information beyond what’s in the reporting period?

Chad Nedohin (15:27):

Yes. Oh, okay. So then that, and that’s what it is. And you included what was previously in a PR in there, and any new news on the pipe would come as a new filing or pr

Eric Swider (15:36):

Correct.

Chad Nedohin (15:36):

Which would generate filing. So p filing and pr. Yeah. Okay. That’s what we wanted to clarify. ‘cause people are still worried that, you know, we’re stuck where we were when the pipe announcement was made. But, uh, I was assuring some people earlier today that No, no, no, that’s just because they’re including what was already filed and announced.

Eric Swider (15:53):

Well, the, the, you know, here’s something that I’ve started to learn rightfully so. I think with justification, the shareholders are gonna be concerned about every step along the way because everything has just taken so long and there’s been a lot of, uh, you know, blocks and hurdles. But, you know, as there’s other comments coming up in the chat, you know, what I can tell you is that, you know, we are prepared for these things. Um, we are working every day through what’s on our plate. We know what the schedule is, we know what the challenges are, we know what the dude list is. And you know, you, you may or may not see things coming out in a time that you’re thinking they would or should, but that doesn’t mean that we’re not moving down the road on things. And so, while I understand and empathize what the concern and worry, um, you know, keep in mind the management is, is on top of things.

(16:56):

Um, management is working very hard. We have an amazing legal team, and our, our, our legal team just does an outstanding job. Working with TMTG has been fantastic. So you got a full slate of people that are working around the clock to get this merger done. And, you know, I can remember when I first took over, there was a lot of comments about, you know, um, you know, why don’t you guys just get to work? Just do something. And I can tell you that, uh, this team has been working nonstop on many, many issues. And, uh, and you got a great team that continues to work. It, it is not a part-time job. This, the staff is working full-time on this transaction. You got multiple law firms, you got accounting firms, audit firms, management teams, board, and everybody is working every day to get this merger done.

Chad Nedohin (17:49):

And we say thank you very, we, we really are thankful for all the hard, hard work you guys are putting in. So thank you very much. Hey,

Eric Swider (17:54):

It is, it is our job, man. We, we are here to work at the pleasure of the shareholders and pleasure and direction of the board. We’re just doing our job to, to serve the shareholders.

Chad Nedohin (18:04):

Well. It’s a very good job. We are very appreciative of this management team. It’s been, uh, a really refreshing experience. ‘cause we’ve, you know, sometimes you go months without information, it’s hard on people. But to have this level of visibility, it, it’s really a blessing. It, it is. It takes a lot of stress off of people, even just to see you dressed as a cowboy, having fun with us after we had, you

Eric Swider (18:26):

Know, and I’m not a cowboy, I’m a sheriff. I’m the sheriff. That’s right. That’s why I’m very serious. I’m here to clean things up.

Chad Nedohin (18:32):

I apologize. Sheriff <laugh>. Okay, sheriff, speaking of sheriff and law, uh, we also, some of us noticed in the 10 K, there’s a note about the fact that we were mentioned as in we dwc uh, the company was mentioned in a lawsuit between a certain shareholder who I don’t know, and nobody, Robert Lowinger. And, uh, rocket won. So Ger and Schwartzman, and, uh, he’s suing to say, Hey, you made all this money illegally or allegedly legally, we’re, we’re not gonna, you know, it’s guilt innocent until proven guilty. And so alle, so we, you know, the courts allege, or the, the, the SEC alleges that Gerlich and Schwartz made $22.9 million insider trading illegally. And this gentleman is suing for those profits to be returned to DWAC, which in turn becomes equity to the shareholders. Um, that’s really interesting.

Eric Swider (19:27):

Yeah. So this is, uh, used to be a, a very, very standard litigation. Anytime there’s what they call short swing trade profits, um, a company or their shareholders would, um, would be able to step in and, and file an action, a claim to, uh, to, to, to get those gains back on behalf of the company. There’s some recent court rulings that have changed the process, um, and have made it harder for the company directly to Sue. Um, but I think that, uh, anytime that a shareholder is, is looking out for shareholders in the company, I think that’s a good thing. Um, anytime the board can can do that, it’s a good thing. And so, you know, if there’s a recovery to be made for the company, obviously we fully support it. Um, we’re a little bit confused by some of the things in that particular litigation. I don’t, I, I don’t wanna get into it, but, uh, but you know, anytime that there’s a recovery to be made, you know, we’re, we’re glad to see it. And we would certainly support it.

Chad Nedohin (20:28):

I would certainly support it too. It’s money, money for us, <laugh>, you know. Great. It’s more than the SEC settlement. It would cover cover. That’s, that’s right. So that’s, uh, that’s fantastic. Um, that being said, it’s, uh, if you’re watching Mr. Robert Lowinger, we’d love to have you on the, to talk about your lawsuit. So I don’t know, you and I don’t know anybody who knows you, uh, but if you ha, if you want to come on the show and talk about your lawsuit, just find me on truth. Uh, I’m everywhere. And we would love to have you as a guest. So that being said, we’ll take a quick second and say, if you are watching the show, whether you’re Mr. Robert Lowinger, you’re a regular or you’re new, if you have not yet subscribed and made a Rumble account and Supported Rumble, please make a Rumble account Support Rumble and subscribe to the show. And then you can always get your notifications about the show. And in the meantime, let’s show Eric how much we love his sheriff outfits. Not a cowboy, it’s Sheriff. And, uh, click the like button right there. Right there. Yep. That, that green one right there. It’s not red, like or black like YouTube. It’s green. Click that. And let’s show how Eric, how, how much we love his hat. Let’s go for record likes for the sheriff outfit. Way better than, than, than my Pirate. Way better. Fantastic.

Eric Swider (21:42):

That was a pretty good pirate outfit. I, I, I saw it before the show. That was pretty good.

Chad Nedohin (21:46):

It scares my kids <laugh>. They, they, they hate when I, when I use the voice and I speak for pirates and I’m wearing it all, they, they, they cry and run away

Eric Swider (21:54):

<laugh>.

Chad Nedohin (21:56):

They hate it. Okay. So, uh, rocket one. Uh, last thoughts on that, Eric, uh, question for you, with an, with a lawsuit like that, um, how long do those usually take? Are they usually straightforward? Are they usually fairly complicated?

Eric Swider (22:17):

Um,

Chad Nedohin (22:18):

I,

Eric Swider (22:19):

I don’t know how complicated they are. They’re, um, I think they’re probably pretty straightforward. But I, I’d hate to guess the time on it. I I don’t think it’s, uh, um, I I, I’d hate to put to tell you, um, put handicap a number on it. It could be anywhere from six months to, it could be two years. Yeah.

Chad Nedohin (22:36):

So the other thing, if my other thought then is, is it contingent upon a guilty finding in the actual criminal, uh, accusation by the SEC? Like if the SEC if they’re found innocent in that, it’s pretty, pretty hard for the civil suit to go to, to, to win too,

Eric Swider (22:53):

Wouldn’t it? I mean, I would imagine, you know, look, I’m not a coordinator attorney, I would imagine. But I would also imagine it’s not too hard to show insider trading.

Chad Nedohin (23:02):

Ah,

Eric Swider (23:03):

I mean, if you’ve got information that you’re not, that the public doesn’t have because of your position and your trading or directing trades, um, it, it is not real hard to get to the bottom of an insider trading case.

(23:19):

I, I do like Kathy’s question, she’s asking about, um, what do I think about Brandon joining joining True Social <laugh>? Oh, fuck that guy. Yes. Um, this, first of all, I think it’s great that he joined. I think it, it underscores the legitimacy of the platform. Uh, you know, if, if they didn’t believe that the platform was making an impact, they wouldn’t join. I don’t care what they say. They just wouldn’t. So I think it’s, uh, I think it’s great that he joined. And I think it’s only gonna continue to show other candidates that if they want to reach the, the full playing field, then they’re gonna have to be on the platform.

Chad Nedohin (23:57):

We’ve got it up on the screen now. By the way, guys, we are not doing a good enough job of Ratioing Ratioing Biden on our platform. We’re barely ratioing him. I mean, we’re ratioing him, but we’re barely ratioing him. Come on. When, when during the speaker vote, and there, and there were certain Rhino political individuals that were posting here. We were ratio ratioing them three to one. Come on. If we can’t, if we can ratio our own three to one, let’s, I expect four to one, dammit on, on Biden ratios, let’s show ‘em hard.

Eric Swider (24:27):

You gotta get out there and give Biden some love. You gotta go out and, and, and give him some love that poor man. He needs a,

Chad Nedohin (24:33):

Like, look at this. There’s one right here. Everybody right here, there’s one about Nikki Haley tonight. Go over there, your action. Go over there and add a comment. ‘cause we haven’t, it’s not a ratio yet. Get that ratio up. Come on guys. <laugh>. Uh, it is fun going on, going on there. I’ve no, oh, look, there’s, there’s a whole bunch right from that time period, there’s one of Chris Christie, if we can’t ratio a Biden post about Chris Christie, what else can we ratio? You know, like, uh,

Eric Swider (25:00):

I think Chris Christie would be a good running mate for, for good old Joe Uncle Joe

Chad Nedohin (25:06):

<laugh>.

Eric Swider (25:08):

Those two would go well together.

Chad Nedohin (25:10):

Oh, that is good. That’s, uh, that is dead. Fantastic. Well, you

Eric Swider (25:16):

Know, I think, I think Chris Christie’s got a much closer relationship with, uh, with Uncle Joe’s party than he does with his own claimed party. Now, I’m not gonna say the same thing about Nikki Haley. I, I don’t know if she’s ready for president, but, uh, you know, and I don’t care for some of her policies, but she’s from the great state of South Carolina where I hailed from. So I’m not gonna say too much about her. Now, there’s other politicians from South Carolina. I wouldn’t be so kind about. But, uh, you know, she’s, she’s done all right.

Chad Nedohin (25:50):

Yeah. Uh, what does Trump call her? Uh, president Trump calls her bird brain. Yeah. Not, not terribly. Not terrible. Not as terrible as just calling Chris Christie a slob <laugh>. So, yeah, I, I mean, clearly there’s, there, it’s, it’s a much softer pet, softer, uh, you know, pet name there. Whereas with Chris Christie, it’s just, yeah, there was, uh,

Eric Swider (26:12):

Yeah, I mean, look, I can understand, you know, he, uh, you know, he’s put a lot of people in positions, and I think a lot of people took advantage of him. And, and, you know, when you look at, for example, what’s happening on the floor, the speaker, the speaker vote was going on. You know, they talk a lot about loyalty to certain members that have been there for a long time and, and that have earned their spot and that are powerful and showing loyalty to them and loyalty to the party. But yet, any time that, that the president talks about loyalty, they act like it’s some kind of, you know, like you’re overthrowing the government to have loyalty. And I, I just think, I think that’s ridiculous. I think that when somebody brings in the attention to the party that he has, I think that there is some, some do of loyalty.

(27:03):

I mean, there’s a lot of people that vote conserve Republican today that would not do. So had it not been for, for President Trump, including a lot of minorities, a lot of minorities that he bought into this party Yeah. And that are very disenfranchised by the Republican base, or, or not, I’m gonna say the Republican base, I’ll, I’ll say by the, uh, the, by the old Guard Republicans. Yes. And, and I, I think that there’s a, a real under a misunderstanding of the amount of trust that conservatives minorities put in Trump. Now, I’ll give you an example. I live in, as many people know, I’ve lived in Puerto Rico for a couple years. And if you go back around eight years ago when they were packing, um, the I 95 corridor, a lot of Puerto Rico, uh, residents were moving there. A lot of minorities were moving there.

(27:57):

And the Democrats thought that that was just gonna give them a slam dunk win in the state of Florida. And as it turns out, as everybody now knows, president Trump really won Florida by a wide margin. And what I would argue is a, a part of that reason is people really underestimate the conservative nature of the Latino family, whether that’s Puerto Rico or whether that’s Latin America or South America. While I understand that there’s differences between those terms, and I’m using them interchangeably, you know, if you spend any time in Latin America, you understand that they tend to be very conservative cultures, um, Christian based as well. They’re very, very big believers in family, very big believers in their church. They don’t have a lot of confusion about what’s a male and what’s a female. Um, there’s not a lot of confusion about what restroom you’re supposed to be using <laugh>.

(28:53):

And so this thought that you’re just gonna bring Latin American culture into the United States, and you’re gonna get in return, a democratic liberal vote, I’d say is very misguided. And so, um, I I, and I think that’s what really played, I came into play in, in Florida. And I think that the party needs to recognize that it was President Trump that brought those votes into the party. I’ll give you a very specific example. One of the things that people really loved to poke fun at President Trump was after Hurricane Maria, and I was here for Hurricane Maria, and I was here when he visited, and they took that clip of him through throwing paper towels and just made, you know, heyday of fun about that. Like he was down here and giving us paper towels to Yeah. You know, to mop mess. You get some paper

Chad Nedohin (29:44):

Towels and you get some paper towels, you all get some

Eric Swider (29:47):

Paper towels. Yeah, everybody, paper towels. Um, although I tell you what, after Maria, having some paper towels was nice because it wa um, it was a pretty dirty, nasty place. Um, but what a lot of people don’t understand is not only did he preside over some of the largest, um, uh, some of the largest disbursements of federal money in, in any disaster history, still today, by far, bar none. I mean, no natural disaster has gotten anywhere near the money that Puerto Rico has received, authorized underneath his administration. And he was very correct in his assessment about not giving out that money till there was a plan. And that’s a show topic for another show. Uh, regrettably, that didn’t happen. And I think most Puerto Rico residents would tell you, they’re very, very frustrated that five years after the storm, very little has gotten done down here, other than, uh, people making a lot of money on administrative contracts.

(30:45):

But that’s another story. But here’s my point. After that storm, um, their FEMA made a ruling that the churches in Puerto Rico would not be eligible to receive FEMA funding as a subrecipient. Well, president Trump realized that the churches are the cornerstone of any recovery after any tragedy or disaster, whether it’s a natural disaster or community, whatever it might be. And so President Trump went back to FEMA and forced them to include all of the churches in Puerto Rico and make them eligible for reimbursement, and gave them a very short period of time to comply and required them to reach out to the churches to make sure that they knew when they would get their money, and made sure that that money got out to the churches and directly into the communities. Because the churches are the cornerstone of the communities. And many people in Puerto Rico know he did that.

(31:46):

And they understand how much he appreciates the church and the community. And again, for the, any of these rhinos or people in the Republican Party that think that, you know, he hasn’t had a big impact. He has. And, and you’re way off base if you don’t understand that. And so I think that some of these candidates, um, you know, have really been shortsighted. And I think that’s where some of his frustrations come from. They, they just, they don’t, they don’t understand what he’s done. And they are not honoring not just him, but the party. And when I say the party, I mean the voters of the party, not, not the elites, what they define as the party, which is them and all their friends that want to get the votes, the voters of their party. Amen. Not the people that votes. So anyway, there’s my soapbox on that. That’s, I don’t know how we got down that path, but soap,

Chad Nedohin (32:40):

That’s fantastic. So that’s that. So I was talking with somebody about this the other day, and I was arguing with somebody online, um, about the old power brokers, because, you know, they were like, well, Trump never got anything done during his time period when even he had AGOP House and Co and Senate, but he didn’t, you know, when you have these old power brokers, like you said, the ones that really, they’re not the party, they’re just the people that control it and want all the votes that when they really weren’t with Trump on anything. It’s amazing he got anything done with the likes of Mitch McConnell and Paul Ryan running anything. But I want to thank you for that story in Puerto Rico, because I remember watching that from the outside. Why is there a cat in my office? Okay, nevermind. Uh, sorry. Squirrel cat. But I remember watching that story and the news at the time, you know, the, the media, media we had access to made it sound like, you know, Trump did nothing for Puerto Rico. But I to hear that he, he made the church is important. That’s brilliant. I mean, we, yeah.

Eric Swider (33:37):

Not did he make the church as important, but people cannot, I think it is very hard for the average citizen to comprehend how much money he unleashed on Puerto Rico. And all he wanted was accountability. Now, I ran an advisory firm over FEMA money down here, and if you ever wanna do a really interesting show that will make you just your, your blood boil. Um, as a matter of fact, I still have a division that of my company that does that. We’re shutting it down and we’re going to be sending a letter to our clients and letting them know that we’d no longer want to, um, advise them because we think it’s all fraud. Um, and I’ll say that on this show. Wow, it’s a shame what is happening to that money down here. And, and the, the money was granted during his administration and it is being handled under this administration.

(34:30):

And I would just invite somebody, if you want to get on an airplane, get in my car and I’ll, and I’ll just drive you around the island and you can just, just look. I mean, there’s still city halls down in some of these 78 municipalities that still don’t have a roof on ‘em. And it’s been five years. And so, um, yeah, it’s, it is really hard to understand how much he did for this island because the media has done a masterful job at taking that paper towel clip and this narrative that he was trying to hold up the money. He was trying to make sure that there was a plan in place to put the money out on the streets.

(35:07):

And what I would say is, if you could just write a letter to the 78 mayors of the municipalities down here in Puerto Rico and ask any one of them to send you a plan for the CDBG money, the 20, I think 20 plus billion dollars is down here. Not one of ‘em has ‘em, because the government down here allocated $250,000 to each governor to, or each mayor to write a plan. And the the money was never sent to ‘em. It went to a central agency and the money, who knows what happened with it. Um, the schools lost over $2 billion of money that the Congress allocated during the bipartisan act, under the Trump administration. And the schools just never took the money down here. That money went away. And I could go on and on and on. Wow.

(35:48):

So there needed to be a plan, but he was the one that got the money approved. He was the one that got the extra money in the bipartisan act. He was the one that took care of the churches. And so people can make fun of him point stories, you know, poke at the paper towels if you come down here and do your research. He was the one that got the money down here and try to take credit under the Biden administration. ‘cause what little bit of money has floated, has been under his administration. Um, but that’s not, uh, that’s not, not the, the, the main, main axis of the stories.

Chad Nedohin (36:19):

Wow. Uh, we, we do have to do a show on that. Uh, let’s, let’s plan that offline. Let’s, uh,

Eric Swider (36:24):

Yeah. I I think it’s really important that people really dig down into the policies of, of what Trump did, because, you know, he, he never really, in, in my opinion, never had a fear, a fair four years to show what he can do as a president. He, he’s, he spent four years fighting the full force of the deep state.

Chad Nedohin (36:43):

Yeah.

Eric Swider (36:44):

I mean that, and he, and he still has, it’s been seven years now, and we, and you know, we’re, we’re sitting in real time watching an American citizen who’s a presidential candidate fighting every branch of the government from the states to the counties, to the federal government. It’s, it’s, it’s unbelievable. And, you know, it’s really easy to judge a man’s character when he is fighting the full force of the federal government. But I, I challenge any us citizen to wake up in the morning. Tell me how you’d feel after, you know, seven years of you and everybody, you know, getting investigated. Listen, this is a true story. This happened to me two weeks ago. It’s a true story. I was selling a golf cart in my community here, and the guy came to buy it, and I could tell he was what the government, he was just very, you know, clean shaver was very, um, austere. And we got to chatting. He said, yeah. He said, I just retired from the NSA and he was going through a personal issue. I asked him why, why that was happening. And I said, yeah. I said, you know, I, I, I go through a lot of that because I work for an organization that’s tied to Trump. And this gentleman looked me square in my eyes and he said, well, good, you deserve it. He said, that’s a horrible man.

Chad Nedohin (37:58):

Really.

Eric Swider (37:58):

Somebody that just retired from the NSA looked at me, a guy, he just met a US citizen and said, I deserve to be investigated for working for a company that’s associated with President Trump. That tells you how bad the mindset of people inside of the government is. And so that’s a, it is a really unfair position to put somebody in a, a US citizen. And, and so I think it’s good anytime that you can talk about the real policies and the real implications of what he did. It’s important.

Chad Nedohin (38:31):

So when that gentleman turned around and left your door, did you see the stick protruding from his posterior?

Eric Swider (38:37):

Um, it, it was <laugh> Not visible. Not visible. None of it was visible.

Chad Nedohin (38:42):

Okay. So he’s just hiding the stick very well. Then <laugh>, sorry, I, while we’re, while we’re on the topic of, uh, of deep state guys, somebody made a comment, I, I had to just, I have to read it out here. Uh, big DWAC, old big Mama says Krispy Kreme. And then someone says, Hey, what about, uh, Chris Crispy, someone says, KFC party, and then someone says, KFC would be outta business. So, uh, continue the KFC talk, guys, it’s super fun. Let’s, uh, any questions for you in there? Does anyone else have dozens and dozens of DWAC calls expiring after S-4 deadline, gameplay guru? We’ve talked about the calls thing. You’re giving yourself stress by b by buying calls and putting a deadline on everything. Uh,

Eric Swider (39:27):

Yeah, I wanna get into star trading strategies that, that would be a big no-no on my,

Chad Nedohin (39:33):

On my part. No, not until after this is all done. Then you could come and, you know, once hypothetically mergers completed, you could come on and do a full stock trading, trading, uh, talk, but not today. Uh, then of course there’s the talk about dark money Ron and, uh, accountability. So actually, let’s go back to Puerto Rico. Um, do you think we’d be able to maybe get some footage of, of the things you’re talking about, and then maybe like, run some of it on the show, like Ann Vander Steel did here with the stuff from Panama and the border?

Eric Swider (40:02):

Uh, we may be, uh, there’s a group talking to me about actually doing a, uh, federal lawsuit, um, against a lot of different parties, um, and, and taking it up for congressional hearings because it is, it is, I think, much worse than people think it is.

Chad Nedohin (40:23):

That’s good. Okay, well, we’ll plan on that. Uh, what else have we got on the, on the roster tonight? There’s a couple memes that I thought were absolutely hilarious. Um, Dean usually doesn’t have good memes out there. He doesn’t, well, not that he doesn’t have good memes. He usually doesn’t, doesn’t meme. Uh, this is a funny one. You see it on your screen in a second. I thought this one was particularly hilarious. Jason is looking for some DW shorts to play with this Halloween. It’s the, uh, Jason Halloween freaky one other one, uh, from what was the name of this movie? I

Eric Swider (40:58):

Forgot. Oh, LA. How? No, he did not get a deal on the golf cart.

Chad Nedohin (41:01):

Oh, <laugh> did not get a deal. Good. You got full price

Eric Swider (41:05):

On it. Almost didn’t sell it to him, but I made good money off of it. So, <laugh>

Chad Nedohin (41:10):

You know, it’s hard because like even the Bible says technically it, it, it says, look, if you weren’t, if you’re not gonna interact with with evil people, you’d have nobody to interact with at all. Right? Because it, there’s just everybody around you. You can be terrible, so you gotta interact with somebody. But I’m glad you made money off them.

Eric Swider (41:28):

Yeah, because we, uh, they’re gonna be locking up my office building. I, I’ve rambled on for so long. I, I didn’t realize how late it is. They’re gonna be up the, the building here in a little bit. Um, I’ll just answer. I see in here this, I think the SEC has been very cooperative with us. And so we look forward to getting the as four filed, ask for our public statements and look forward to getting this, uh, this oxy vote up to the shareholders. I said since day one, that’s my job and that’s what I intend to do.

Chad Nedohin (42:01):

And that’s about, um, that’s about it. That’s what everybody was really tuning into here. So, um, thank you.

Eric Swider (42:09):

Well, it’s good to chat with you again, Chad. It’s good to talk, talk with the, some of the shareholders on here. Um, we appreciate your patience and understanding while we remain quiet with our head down. Um, I’ve even been kind of staying off the platform a little bit. ‘cause I’ve learned that everything that I post on there, uh, if it can be construed as being related to the transaction, has to get filed with the SEC mm-Hmm. And so, to save a little bit on legal bills, I’ve, uh, been keeping as quiet as I can.

Chad Nedohin (42:37):

So speaking of, of, uh, of things that, uh, who should we DWC tonight? Should we,

Eric Swider (42:44):

Hmm.

Chad Nedohin (42:45):

We’ve

Eric Swider (42:46):

Already, how about, uh, how about the people that are running the FEMA money down in Puerto Rico?

Chad Nedohin (42:51):

Yes, let’s de whack them. That’s fantastic. But first, we have to pray for them because we want them to be better. So father in heaven, Lord, we ask that you, that you would bless these people who work for FEMA that are not using this money appropriately, Lord, that you would be on them and that they would change and that their lives would be better for it, and that they would do better. Thank you, Lord. Because if we don’t ask God to change them, there’s no point in de whacking them. ‘cause just defeating your enemy doesn’t change them. And if you don’t change, if they don’t change, the problem stays the same. And it just becomes this cyclic loop of, of insanity that we live every day. So we want to see people change. We really do. If everybody around us, if we focus on changing the world, that we can change and letting the Lord do

Eric Swider (43:32):

This. Oh, I gotta interrupt you. We’re gonna have to say prayer for someone else. And d wack two people. Okay. Uh, truth Puppet has a great idea. We should be D Wacking. The NSA golf cart, dude.

Chad Nedohin (43:42):

Yes. FEMA people. And Golf Cart dude. Golf cart. Dude. That’ll be his name. All right. So we’ll have a one more prayer Father for the golf cart gentleman, that you would change him so that he wouldn’t be so hateful and angry and he would have your joy, Lord, in the name of Jesus, we thank you for that. Amen. Okay, so with that, I’ll say, we say, God bless you all. Thank you all for tuning in. Uh, we love hanging out as a group. I love all of you guys. Thank you, Eric. It is just a pleasure to have you on the show. And I love your political commentary. You really should do a couple episodes of just you on politics. And so, uh, with that, we’re gonna say to the folks Wasting money at FEMA and to Golf Cart, dude, you’ve been DWAC’D

About Digital World Acquisition Corp.

Digital World Acquisition Corp. (Nasdaq:DWAC) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. To learn more, visit www.dwacspac.com.

About TMTG

The mission of Trump Media & Technology Group (TMTG) is to end Big Tech’s assault on free speech by opening up the Internet and giving people their voices back. TMTG operates Truth Social, a social media platform established as a safe harbor for free expression amid increasingly harsh censorship by Big Tech corporations.

Additional Information and Where to Find It

DWAC has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of the Company, and a prospectus in connection with a proposed business combination (the “Business Combination”) with TMTG. The definitive proxy statement and other relevant documents will be mailed to stockholders of DWAC as of a record date to be established for voting on the Business Combination. Securityholders of DWAC and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with DWAC’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about DWAC, TMTG and the Business Combination. DWAC’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

DWAC and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of DWAC in favor of the Business Combination. Securityholders of DWAC and other interested persons may obtain more information regarding the names and interests of DWAC’s directors and officers in the Business Combination in DWAC’s filings with the SEC, including in the definitive proxy statement/ prospectus, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors who are participants in the solicitation do not have any interests in DWAC other than with respect to their interests in the Business Combination.

Forward-Looking Statements

This post contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Company and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination and may not be completed in a timely manner, by DWAC’s Business Combination deadline or at all, which may adversely affect the price of DWAC’s securities, (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of that certain Agreement and Plan of Merger, dated as of October 20, 2021 (as amended and supplemented from time to time, the “Merger Agreement”) by the stockholders of DWAC, (iii) the risk that DWAC may not be able to terminate all of the securities purchase agreements (the “SPAs”) with certain institutional investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase up to an aggregate of 1,000,000 shares of Digital World’s Series A Convertible Preferred Stock (the “Preferred Stock”) for a purchase price of $1,000 per share for an aggregate commitment of up to $1,000,000,000 in a private placement (the “PIPE”) and as a result TMTG may determine not proceed with the Business Combination, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by DWAC stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the PIPE or the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of DWAC, (x) the outcome of any legal proceedings that may be instituted against TMTG or against DWAC related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to the PIPE, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) DWAC’s ability to timely comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that DWAC or TMTG may elect not to proceed with the Business Combination after completing their respective updated due diligence investigations, and (xx) those factors discussed in DWAC’s filings with the SEC, including in the Registration Statement filed on November 13, 2023 relating to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Registration Statement and in DWAC’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2022, as filed with the SEC on October 30, 2023 (the “2022 Annual Report”) and in other reports DWAC files with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to DWAC (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while DWAC and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither DWAC nor TMTG gives any assurance that DWAC, TMTG, or the combined company, will achieve its expectations.